UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _____ to _____

Commission File Number 1-09720



PAR TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**16-1434688**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413-4991

(Address of principal executive offices, including zip code)

(315) 738-0600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.02 par value	PAR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of the Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company ☐	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting common stock held by non-affiliates (computed by reference to the price at which the common stock was last sold) was $893,731,264 on June 30, 2023.

There were 28,039,525 shares of common stock outstanding as of February 23, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2024 annual meeting of shareholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Annual Report.

PAR TECHNOLOGY CORPORATION
Form 10-K
For the Fiscal Year Ended December 31, 2023
TABLE OF CONTENTS

Forward-Looking Statements

"PAR®," "Brink POS®," "Punchh®," "MENU™," "Data Central®," "PAR® Pay", "PAR® Payment Services" and other trademarks identifying our products and services appearing in this Annual Report belong to us. This Annual Report may also contain trade names and trademarks of other companies. Our use of such other companies' trade names or trademarks is not intended to imply any endorsement or sponsorship by these companies of us or our products or services.

Unless the context indicates otherwise, references in this Annual Report to "we," "us," "our," the "Company," and "PAR" mean PAR Technology Corporation and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical in nature, but rather are predictive of PAR's future operations, financial condition, financial results, business strategies and prospects. Forward-looking statements are generally identified by words such as "anticipate," "believe," "can", "could", "continue," "expect," "estimate," "future", "goal", "intend," "may," "opportunity," "plan," "should," "strive," "target", "vision," "will," "would," "will likely result," and similar expressions. Forward-looking statements are based on management's current expectations and assumptions and are inherently uncertain. Actual results and outcomes could differ materially from those expressed in or implied by forward-looking statements, including statements relating to and PAR's expectations regarding: the plans, strategies and objectives of management for future operations, including PAR's service and product offerings, its go-to-market strategies and the expected development, demand, performance, market share or competitive performance of its products and services; PAR's ability to achieve and sustain profitability; projections of net revenue, margins, expenses, cash flows, or other financial items; PAR's annual recurring revenue, active sites, subscription service margins, net loss, net loss per share and other key performance indicators and non-GAAP financial measures; PAR's expectations about the availability and terms of product and component supplies for our hardware; the timing and expected benefits of acquisitions, divestitures, and capital markets transactions; PAR's human capital strategies and engagement; current or future macroeconomic trends or geopolitical events and the impact of those trends and events on PAR and its business, financial condition, and results of operations; claims, disputes or other litigation matters; and assumptions underlying any of the foregoing. Factors, risks, trends, and uncertainties that could cause PAR's actual results to differ materially from those expressed in or implied by forward-looking statements include: PAR's ability to successfully develop or acquire and transition new products and services and enhance existing products and services to meet evolving customer needs and respond to emerging technological trends, including artificial intelligence; PAR's ability to add and maintain active sites, retain and manage suppliers, secure alternative suppliers, and manage inventory levels, navigate manufacturing disruptions or logistics challenges, shipping delays and costs; PAR's ability to successfully attract, develop and retain necessary qualified employees to develop and expand its business, and execute product installations and respond to customer service level needs; the protection of PAR's intellectual property; PAR's ability to retain and add integration partners, and its success in acquiring and developing relevant technology for current, new, and potential customers for its service and product offerings; macroeconomic trends, such as a recession or slowed economic growth, fluctuating interest rates, inflation, and changes in consumer confidence and discretionary spending; geopolitical events, such as effects of the Russia-Ukraine war, tensions with China and between China and Taiwan, the Israel-Hamas conflict and other hostilities in the Middle East; risks associated with PAR's international operations; the effects of global pandemics, such as COVID-19 or other public health crises; changes in estimates and assumptions PAR makes in connection with the preparation of its financial statements, or in building its business and operational plans and in executing PAR's strategies; disruptions in operations from data breaches and cyberattacks, including heightened risks due to the rapid development and adoption of artificial intelligence technologies globally; PAR's ability to maintain proper and effective internal control over financial reporting; PAR's ability to execute its business, operational plans, and strategies and manage its business continuity risks, including disruptions or delays in product assembly and fulfillment; potential impacts, liabilities and costs from pending or potential investigations, claims and disputes; and other factors, risks, trends and uncertainties that could cause PAR's actual results to differ materially from those expressed in or implied by forward-looking statements contained in this Annual Report, including but not limited to, those described under "Part I, Item 1. Business", "Part I, Item 1A. Risk Factors," "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission (the "SEC"). The forward-looking statements in this Annual Report are made as of the date of this filing and PAR assumes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities law.

PART I

Item 1. BUSINESS

The Company

PAR Technology Corporation (NYSE: PAR), through its consolidated subsidiaries – ParTech, Inc. (“ParTech”) and PAR Government Systems Corporation (“PAR Government”), operates in two distinct reporting segments, Restaurant/Retail and Government.

Restaurant/Retail Segment

We provide leading omnichannel cloud-based software and hardware solutions to the restaurant and retail industries. Our product and service offerings include point-of-sale, customer engagement and loyalty, digital ordering and delivery, operational intelligence technologies, payment processing, hardware, and related technologies, solutions, and services. Our omnichannel solutions are used by more than 700 restaurant customers and can be found in more than 70,000 active restaurant locations. We provide enterprise restaurants, franchisees, and other restaurant outlets in the three major restaurant categories - quick service, fast casual, and table service - with operational efficiencies through a data-driven network with integration capabilities from point-of-sale to the kitchen, to fulfillment.

Our mission is to enable personalized experiences that connect people to the brands, meals, and moments they love; and our strategy to achieve this mission is grounded in delivering a unified experience across our comprehensive suite of subscription services, hardware, and professional services that simplifies our customers' operations, elevates their customer engagement, and drives their continued success.

PAR's vision of unified experience is a single platform that provides seamless connections from the restaurants’ backend systems through to their customer-facing channels enabling restaurant enterprises to deliver innovation, differentiated experiences and competitive advantage. It's the setup enterprise restaurants require to support omnichannel journeys and create a unified view of customer interactions, products, and management systems. We continuously strive to enhance and expand our omnichannel solutions to provide full integration of data points that drive guest satisfaction and operational efficiencies for restaurant enterprises across our offerings.


GUEST ENGAGEMENT
OPERATOR SOLUTIONS
BACK OFFICE
Dispatch & Online Ordering
PAR MENU
POS
PAR Brink POS
Loyalty Offers & Engagement
PAR punchh
Payments
PAR Pay
PAR Data Central
Labor & Food Management
PAR Data Central
Reporting

Products and Services

Subscription services

Our subscription services consist of software-as-a-service ("SaaS") solutions, related software support, and transaction-based payment processing services, and are grouped into three categories:

Guest Engagement, offering customer facing solutions:

PUNCHH, an enterprise-grade customer loyalty and engagement solution that enables customers to deliver personalized promotions to their customers to increase customer lifetime value and same-store sales. Punchh seamlessly integrates with our customers' existing systems, providing AI-powered tools to deliver omnichannel loyalty experiences and campaigns to engage their customers, create real-time 360-degree insights and drive repeat purchases and higher average spend.

MENU, an eCommerce platform for global restaurant brands, powering all digital customer touchpoints from mobile, web, kiosk to delivery marketplaces. MENU provides restaurant brands with the tools they need to grow their digital business, manage orders from all channels and for all order types, orchestrate their delivery operations, and fully control their digital experience to retain a direct customer relationship.

Operator Solutions, offering front-of-house operator solutions:

BRINK POS, an open cloud, point-of-sale solution that provides operators with tools to seamlessly integrate with multiple product offerings - including kiosks, kitchen video systems, and enterprise reporting - through PAR's ecosystem of integration partners.

PAR PAYMENT SERVICES, our merchant services business that enables electronic payment and processing services for businesses of all sizes to accept electronic payments online or in-person. Par Pay is the front-end technology that reads payment cards and sends customer information to the merchant acquiring bank for processing. Combined, they offer a comprehensive payment processing solution that allows our customers to accept a variety of payments methods including debit and credit cards, near-field communication ("NFC") contactless, mobile devices, digital wallets and gift cards.

Back Office, offering back-of-house operator solutions:

DATA CENTRAL, a back-office solution that leverages business intelligence and automation technologies to manage labor, food costs, and inventory, and perform enterprise reporting. Data Central provides customers with the necessary tools to achieve peak operational and financial efficiency; it serves as the central hub of restaurant intelligence by collecting information from point-of-sale, inventory, supply, payroll and accounting systems to provide actionable insights and a comprehensive view of a restaurant's operations.

Our SaaS solutions are extensible and built on open application programming interfaces ("API") enabling integration by more than 500 integration partners, including leading industry brands, to extend the reach and capabilities of our SaaS solutions and those of our integration partners.

Hardware

Our hardware offerings include point-of-sale terminals and tablets, wireless headsets, drive-thru systems, kitchen display systems, payment devices, and other in-store peripherals:

Point-of-Sale Hardware. Our POS hardware platforms are designed to reliably operate in harsh environments associated with food service. PAR hardware terminals - PAR WAVE, EVERSERV 600, and PAR PHASE - and tablets are durable and highly functioning, scalable, and easily integrated, offering customers competitive performance at a cost-conscious price. Our open architecture POS platforms are optimized to support our SaaS solutions, as well as many third-party POS software applications, support a distributed processing environment and are suitable for a broad range of use and functions within the markets served.

Wireless Communications, Drive-Thru Systems. Our wireless headsets for drive-thru order-taking provide our customers with another means to deliver their products and serve their customers. The PAR G5® headset provides clear audio, all-day battery life, and an ergonomic fit. PAR's drive-thru timer systems provide crew and managers near-real-time feedback to improve speed of service and meet performance targets.

In-Store Peripherals. We partner with numerous vendors that offer in-store peripherals, including kitchen display systems, payment devices, cash drawers, and printers, allowing us to deliver a comprehensive and completely integrated hardware solution.

<u>Professional services</u>

We provide a comprehensive portfolio of support services to our customers, including hardware repair, installation and implementation, training, and on-site and technical support.

Hardware repair. We offer depot repair, warranty, and overnight Advanced Exchange services from our offices in San Diego, California, Mississauga, Ontario, and our corporate headquarters in New Hartford, New York.

Installation and implementation. We offer hardware installation and software implementation services.

Training. We offer complete application training to customers' in-store staff and provide technical training to our customers' information systems personnel.

On-site and technical support. We offer on-site support in the continental U.S. through our field tech service network, and 24-hour help desk support from our diagnostic service centers located in New Hartford, New York and Tampa, Florida.

Outside of the continental U.S., we provide our professional services either directly or through authorized providers.

<u>Markets and Distribution</u>

We sell our products and services to enterprise restaurants, franchisees, and other restaurant outlets and to convenience stores and other retail customers, including amusement parks, movie theaters, cruise lines, spas, casinos, and other ticketing and entertainment venues through dedicated internal sales teams and channel partners.

We have longstanding relationships with several of the largest brands in the Restaurant/Retail segment, including as an approved provider of restaurant technology solutions and related support to McDonald's Corporation and its franchisees since 1980 and to Yum! Brands since 1983; these two brands represent 17% of our total revenue.

<u>Competition</u>

The markets for our products and services are highly competitive and rapidly evolving. We compete on the basis of features and functionality, user experience, integration capabilities, method of delivery (cloud versus traditional on-premise software applications), existing and planned product design, quality and reliability, product development capabilities, price, and customer service. Many of our larger customers have several approved suppliers of software and hardware similar to one or more of our products.

While we believe our open integration platform, omnichannel cloud-based software and hardware solutions, with enterprise-grade products and purpose-built hardware, combined with our advanced development capabilities, extensive domain knowledge and expertise, excellent product reliability, direct sales team, and responsive customer service and support, are competitive advantages, the rapid and increased adoption of new technologies (including artificial intelligence), introduction of new product and service offerings, and aggressive pricing are among some of the factors and strategies that can affect our ability to successfully compete. Additionally, we face competition from companies who have greater financial and technical resources, more relevant product and service offerings, and larger established customer bases. Furthermore, we expect that our industry will continue to attract new market entrants, including smaller emerging companies. We may also expand into new markets and encounter additional competitors in such markets.

We have agreements for the supply of hardware products and components, including long-term or volume-based purchase agreements with some suppliers, and we have identified alternative sources in the event one or more of our suppliers are not able to perform or fully perform; however, there can be no assurance that we will be able to timely secure alternative product or components or continue our current supplier agreements on similar terms, or at all.

Many of the products and components used by us have been, and may in the future be, subject to industry-wide shortage and significant pricing fluctuations. We have experienced a shortage in the number of suppliers and those suppliers' availability of certain products and components, for example, certain batteries, chipsets, or hardware devices, which has, and can again, result in significant fluctuations in the price of products and components. To mitigate these risks, we have expanded our supplier network and, we have in the past, and may in the future, increase our inventory levels of scarce products and components and adjust our pricing to reflect market conditions.

Research and Development

Product research, innovation, and product development are an integral part of our business. We continuously evaluate customer needs and new technologies to enable us to develop innovative and relevant products and product enhancements. Research and development expenses were $58.4 million, $48.6 million, and $34.6 million, for the years ended December 31, 2023, 2022, and 2021, respectively.

Government Segment

PAR's Government segment provides technical expertise and development of advanced systems and software solutions for the U.S. Department of Defense ("DoD"), the intelligence community ("IC") and other federal agencies. Additionally, we provide support services for satellite command and control, communication, and information technology ("IT") systems at several DoD facilities worldwide. The Government segment has three principal contract offerings: intelligence, surveillance, and reconnaissance solutions, mission systems operations and maintenance, and commercial software products for use in analytic and operational environments that leverage geospatial intelligence data.

Intelligence, Surveillance, and Reconnaissance ("ISR")

PAR's ISR group provides a variety of IC support services, systems integration, situational awareness solutions, and mission readiness support. Our core competencies reside in mobile geospatial applications; counter, small, unmanned aerial systems ("C-sUAS"); and data science offerings. Our substantive, in-depth expertise in these domains enables us to provide government customers and industry partners with key technologies that support a variety of applications ranging from strategic enterprise systems to tactical in-the-field dismounted users. Additionally, we provide integration, testing and operational readiness support in line with these competencies. PAR's ISR group also provides systems engineering support and software-based solutions to the DoD research and development laboratories, intelligence customers, and operational commands. Our internal expertise ranges from theoretical and experimental studies to development and fielding of operational capabilities. Our ISR group members are:

• experienced developers and subject-matter experts in the DoD full motion video;
• developers of geospatial and imagery data management, visualization, and exploitation solutions;
• designers and developers of large-scale data science and multi-media analysis systems;
• leading the development of technologies to train and test artificial intelligence systems;
• designers of mobile, tactical situational awareness applications for Android, iOS, and Windows;
• architects and integrators of advanced C-sUAS systems-of-systems;
• builders of solutions for privacy, compliance and governance for sensitive customer data; and
• experienced in the development of live, virtual, constructive training for tactical operations.

We are actively engaged in the development of applications that support teams with real-time, tactical edge (mobile) situational awareness and distributed communications needs. PAR's ISR group has a strong legacy in the advanced research, development, and productization of geospatial information assurance technology involving steganography, steganography analysis, digital watermarking, and digital media forensics. These enabling technologies are used to provide increased protection and security of geospatial data and are increasingly applied to the identification of fabricated deep-fake media.

PAR's ISR group integrates and tests a broad range of government and industry research and development solutions. The group is expanding through the development and implementation of C-sUAS systems in support of force protection efforts. Additionally, we design, integrate, and operate antenna data collection solutions for experimentation, demonstration, and test support. We also provide technical engineering and analysis services to intelligence community customers, supporting development and deployment of advanced prototypes and quick reaction systems, including applications for high performance computing platforms (e.g., Cray exascale computers).

<u>Mission Systems ("MS")</u>

PAR's MS group provides a wide range of technical and operational services to sustain mission critical components of the DoD's Information Network ("DoDIN"). These services include continuous satellite and teleport facility operations and maintenance, engineering and installation services including inside and outside plant services, and maintenance of infrastructure and information systems for very low, low, high, and very high frequencies, and ground-based radio transmitter/receiver facilities, including high tower antennas up to 1200 feet. We operate and maintain satellite communications and teleport facilities with ultra-high, super high, and extremely high frequency satellite communication earth terminals, and support telecommunications architectures such as fixed submarine broadcast systems and high frequency global communications systems. The DoD communications earth stations operated by PAR Government are the primary communications systems utilized by the national command authority and military services to exercise command and control of the nation's air, land, and naval forces and to provide support to allied coalition forces.

PAR's MS group supports globally-deployed operational forces by providing reliable 24/7/365 support services for a variety of satellite communication systems. We provide satellite control center operations and mission planning for DoD Command, Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance ("C4ISR") operations. We provide satellite ground system support, including operations and maintenance, sustainment, upgrades, communications security management, anomaly response/resolution, process improvement, emergency response and disaster recovery. Our experience also includes mission planning and operations training.

PAR's MS group provides comprehensive, dependable, and secure information systems support services to the DoD and other federal agencies. These services include information technology infrastructure library based, tier 0 to 3 service desk operations for thousands of users, network system administration, database administration, information assurance/system security, information security training, and government network management. We also perform maintenance, monitoring, upgrades, planning, testing, and integration and configuration services, to include security systems including intrusion detection systems.

PAR's MS group supports critical information systems which operate elements of the DoDIN to support the National Command Authority (President and Joint Chiefs of Staff), DoD, and other federal agencies. Our system troubleshooting and regulatory experts support the customer mission around the globe. Approximately 70% of our footprint is outside the continental U.S. with contracts in Europe, Middle East, Africa, Australia, and U.S. commonwealths and territories in the Pacific and Caribbean.

PAR Government has strong and enduring relationships with a diverse set of customers throughout the DoD, IC, and other federal agencies. Our track record of delivering mission critical services to government customers spans decades, and includes contracts continuing 20 years or more, with an average contract duration of three to five years. We work closely with our customers, with many of our MS group employees co-located at customer sites. Our strong relationships and on-site presence with our customers aides our efforts to develop substantive customer and technical domain knowledge, translate mission understanding into exemplary program execution, and create continued demand for PAR Government's services.

<u>Commercial Software</u>

PAR Government's commercial software business draws on decades of research and development ("R&D"), image processing and geospatial information systems ("GIS") experience. Licensable software products focus on serving analysts and operators who seek highly accurate and timely information with both temporal and geospatial context. Product utility spans the modern battlefield from rear echelon analyst cell to the field operations center to tactical mobile devices and displays carried by infantryman at the very forward edge of a battlespace. Currently we offer three software products. The geospatial visualization ("GV") image processing suite is used by the international defense and intelligence community to analyze still and video imagery. A second product line, Situation-X ("Sit-X"), provides cloud-native interconnectivity for mobile platform situational awareness solutions used by government and private organizations to manage rapid response teams or deployed field units. Customers include global geospatial software providers, NATO partners, public safety organizations, and select U.S. intelligence agencies. Third, we offer GVStreamer software which enables real-time routing of video streams from a single camera source to multiple consumption endpoints and includes video management capabilities. Initiated to support livestreaming of unmanned aerial system (UAS) video to multiple end users (beyond a single control station), this capability also enables fixed video camera system relays and routing with minimized time delay for use in tactical applications. Finally, we are a certified reseller of Samsung mobile devices running their tactical edition (TE) operating system.

<u>Markets and Competition</u>

PAR Government obtains contracts through a mix of competitive proposals and technical paper submissions in response to solicitations from government organizations and prime contractors. In addition, we obtain contracts by submitting unsolicited proposals against publicly identified government requirements which are selected on merit for further development and funding. Although well positioned in our markets, competition for government contracts is intense. Many of our competitors are large corporations that have substantially greater financial resources and broader capabilities in management technology. Within our ISR contract portfolio we compete based on the technical talent and accomplishments of our development staff, approach to software development, and program management teams who have earned a reputation for rapid solutioning of leading edge software applications and platforms. We differentiate our ISR offerings based on our demonstrated technical savvy and key staff, who have high security clearances and the background and appetite to tackle truly difficult problems.

In our MS contract portfolio, we compete with many smaller, economically disadvantaged companies, many of which are designated by the government for preferential, set aside, treatment that target segments of the government contract market. Here the principal competitive factors are past performance, the ability to perform the statement of work, price, technological capabilities, management capabilities, and service. Many of our DoD customers are migrating to price sensitive, best value procurements while leveraging commercial software standards, applications, and solutions. We differentiate our MS offerings based on our strong past performance, having performed exceedingly well for several decades, and competitive pricing strategies.

We continue to evolve our commercial software offerings through dedicated investments in two main areas. First, we are further developing video streaming and replication technologies to enable unmanned aerial vehicle operators to manage video outputs from multiple video feeds real time. Second, we are developing capabilities for tactical edge mobile device users to search and retrieve available satellite data from the growing commercial space-based remote sensing markets.

Our strategy is to build upon PAR Government segment's sustained performance on existing service contracts, coupled with investments in enhanced business development capabilities. We believe we are well positioned to realize continued renewals of expiring contracts and extensions of existing contracts, and to secure service and solution contracts in expanded areas within the DoD and other federal agencies. We believe our highly relevant technical competencies, intellectual property, and investments in new technologies provide opportunities to offer systems integration, products, and highly specialized service solutions to the DoD, IC, and other federal agencies. The general technology investment areas by agency, procurement cycles, and spending levels for the next several years are factors we monitor as we develop and implement our business strategy for our Government segment.

Intellectual Property

We rely on various intellectual property laws, confidentiality procedures, and contractual provisions to establish, maintain, and protect our intellectual property. We have U.S. and foreign patents filed and issued to protect our discoveries and inventions, registered and common law trademarks to protect our brand, and copyrights that relate to software and various distinctive characteristics of our products. We also rely on a combination of confidentiality and assignment-of-invention agreements with our employees and consultants, and enter into confidentiality and licensing agreements with our customers and other third parties with whom we have strategic relationships. We believe our use and reliance on intellectual property laws and our agreements and licenses protect and maintain our rights in our intellectual property; however, there can be no assurance that our trademarks, copyrights, patents, and other intellectual property rights will not be challenged, invalidated, or circumvented; that others will not assert intellectual property rights in technologies that are relevant to our business; or that our intellectual property rights will give us a competitive advantage. For a discussion of risks associated with intellectual property, refer to the Risk Factor—"*Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and materially and adversely harm our business, financial conditions, results of operations and cash flows*" in "Part I, Item 1A. Risk Factors", which is incorporated herein by reference.

Government Regulation

We are subject to a variety of laws and regulations in the United States and other jurisdictions that involve matters central to the business of our Restaurant/Retail segment, including privacy, data security and personal information, content, data retention and deletion and our Government segment, including the formation, administration and performance of U.S. Government contracts; as well as U.S. and foreign laws and regulations that impact the operations of our business, including employee matters, import and export controls, trade restrictions, anti-corruption and bribery. A failure, or alleged failure, by us to comply with any of these laws or regulations could have a material adverse effect on our business, financial condition, and results of operations. For additional information about government regulation and laws applicable to our business, refer to the risks described under *"Risks Related to Our Business and Operations"* and "*Risks Associated with our Government Segment*" in "Part I, Item 1A. Risk Factors".

Human Capital

We prioritize finding, developing and rewarding extraordinary talent. Our employee-first strategy is designed to provide a diverse, inclusive and safe environment where our employees enjoy coming to work each day to support our customers and grow our business. As of December 31, 2023, we had 1,802 full-time employees and 39 part-time employees.

We value speed, ownership, focus and winning together, which we consider to be the foundation for how we operate and make decisions.

Leadership's Role: Our senior management team is responsible for developing and executing our human capital strategy. We seek employees who share a passion for technology and its ability to improve our customers' businesses. Our mission is to create an environment that reflects our values of *speed, ownership, focus and winning togethe*r where our employees thrive. Our strategy is to seek to hire the best talent, give them the responsibility and authority they deserve, and let them make the decisions on how to best execute. We design our employee compensation and benefits programs to be competitive, reinforce our commitment to diversity, equity and inclusion ("DEI"), and consistent with our values, to incentivize and reward outstanding performance. Our Chief Executive Officer and Sr. Vice President, Human Resources regularly update the compensation committee of our board of directors on key areas of our human capital strategy, including the following:

Diversity, Equity and Inclusion: Our commitment to DEI is simple: it's about community and belonging. We aim to represent the diversity we see in all our customers and their communities. We want to understand and integrate our employee's unique perspectives and voices every day. Our employees should feel a sense of belonging and want to be part of the PAR team.

We continued to make significant investments in our DEI program in 2023, including setting our first multi-year diversity representation goals, launching our educational "Celebrate You" speaker series, expanding our employee resource group footprint, and continuing to gather employee feedback via surveys to better understand the diversity and sense of inclusion of our employee population to inform our DEI strategy.

To evaluate and assess the effectiveness of our DEI program, we track the ethnic and gender diversity of our U.S. employee population and gender diversity of our global employee population. Our U.S. employee population consists of 27% ethnically diverse employees and 28% women. Globally, our workforce consists of 26% women.

Employee Engagement and Talent Management/Development: Consistent with our employee-first strategy, we believe that our employees should have the opportunity to have a forum to communicate their feedback, concerns and suggestions. We conduct semi-annual employee net promoter engagement surveys. Understanding the "pulse" of our employees through engagement surveys is critical to inform our actions with respect to integrating areas of opportunity in our employee engagement, retention and total rewards programs.

Our compensation philosophy aims to attract, retain and incentivize top performers in a highly competitive market for talent, who can deliver competitive financial returns to shareholders through the achievement of short-term and long-term performance targets. To support our meritocratic, pay-for-performance strategy, we execute annual performance and 360 performance reviews with the intent to incentivize and motivate our employees. Talent assessments enable us to identify individuals that are ready for promotion and areas of development across our core competencies. In 2023, we continued to invest in our annual talent roadmap for all employees, including expanding our annual 360 feedback experience to all full-time employees and facilitating an updated talent review of director level and above employees with our executive team to better understand the landscape of our talent globally. In 2024 we will continue to invest in training and development tools and resources such as our career framework and PAR leadership academy for all of our employees.

Health and Safety: The health and safety of our employees in the workplace is of utmost importance to us. We regularly assess our facilities to ensure compliance with our health and safety guidelines and regulatory requirements.

Talent Acquisition and Attrition: PAR works diligently to attract the best talent from a diverse range of sources to meet the current and future demands of our business. To proactively attract diverse talent, we engage with universities, professional associations, and industry groups, and we leverage PAR's robust employee value proposition, which includes our location-flexible philosophy, a collaborative global work environment, and a shared sense of purpose. Our focus on retaining talent is rooted in our employee-first strategy and includes investments in employee engagement, diverse talent sourcing tools, talent management systems, and development. We continue to make appropriate adjustments to ensure competitive compensation, including the implementation of a pay transparency initiative to ensure equity and fairness.

Available Information

Our website is located at https://partech.com. Our Annual Reports on Form 10-K, Proxy Statements on Schedule 14A, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to such reports and statements filed or furnished by us pursuant to the Exchange Act are available, free of charge, on our website at https://partech.com/investor-relations/ as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Corporate Governance Guidelines, Board of Directors' committee charters and Code of Conduct are also available, free of charge, at https://partech.com/investor-relations/. The information posted on or accessible through our website is not incorporated into this Annual Report or in any other report or document we file with the SEC. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including PAR.

Item 1A. RISK FACTORS

The following risk factors could have a material adverse effect on our business, results of operations, financial condition, cash flows and stock price, and could cause our future results to be materially different than we currently anticipate. These risk factors should be read in conjunction with "Part I, Item I, Business," "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report.

Risks Related to Our Business and Operations

We face extensive competition in our markets, and our failure to compete effectively could result in decreased demand for our products and services and/or price reductions, which could materially and adversely affect our ability to achieve and sustain profitability and harm our business, financial condition, and results of operations.

The markets for our subscription services and hardware products are characterized by rapid technological advances, intense competition among existing and emerging competitors, fluid and evolving industry practices, disruptive technology developments (including artificial intelligence), and frequent new product introductions; any one of these factors, including that one or more of our competitors may successfully use and deploy products incorporating artificial intelligence, could create downward pressure on pricing and gross margins and could adversely affect sales to our existing customers, as well as our ability to attract and sell to new customers. Our future success depends on our ability to anticipate and identify changes in customer needs and/or relevant technologies, quickly respond to customer requirements, and rapidly and effectively introduce new and innovative products, features, and functions, while maintaining the integrity, quality, and competitiveness of our existing products. If we fail in these efforts, our business, financial condition, and results of operations could suffer, and our ability to achieve and sustain profitability could be adversely impacted.

Our Government segment has been focused on niche offerings reflecting its expertise, primarily in the areas of ISR, systems engineering and evaluation, satellite and telecommunications services, and management technology/systems services. Many of our competitors in the Government segment are larger and have substantially greater financial resources and broader capabilities in management technology. Our Government segment also competes with smaller companies, many of which are designated by the government for preferential "set aside" treatment, that target particular segments of the government market and may have superior capabilities in a particular segment. These companies may be better positioned to obtain contracts through competitive proposals. Consequently, there are no assurances we will continue to win government contracts as a prime contractor or subcontractor, and our failure to do so would reduce our revenue and operating income and could adversely affect our business, results of operations, and financial condition.

Our failure to meet service level commitments or milestones under customer contracts may result in our customer contracts being less profitable, and expose us to liability and reputational harm.

Our subscription services agreements typically include service level commitments or milestones. If we fail to meet these contractual commitments, we may be contractually obligated to pay penalties or provide service credits for a portion of the service fees paid by our customers. As such these contractual commitments have, and may in the future, adversely impact our revenues, ARR, and margins earned on our subscription services. Moreover, our failure to meet our commitments could result in customer dissatisfaction, reputational harm, or the loss of customers, and adversely affect our business and results of operations.

We rely on third-party cloud and network infrastructure providers to deliver our subscription services, and any interruptions or delays in their services could harm our reputation and business.

Our ability to deliver our subscription services in a timely, secure, and reliable manner to our customers depends on the protection of the information we store with our third-party cloud providers, as well as the maintenance of third-party network infrastructures. Interruptions or delays in these services, including those which may be caused by natural disasters or malicious actors, have, and may in the future, result in service disruptions, resulting in our failure to meet service level commitments or milestones, exposing us liability, reputational damage, and potential loss of customers. We may also incur significant costs to use alternative providers or equipment to deliver our subscription services or taking other actions to mitigate any prolonged service disruptions. Any such alternatives could be more difficult or costly to replace than what we currently license, and integration of alternatives into our information technology system could require significant work and resources and delays.

Our products might experience coding, configuration, or manufacturing errors, which could damage our reputation, deter current and potential customers from purchasing our products and materially and adversely affect our business, financial conditions, results of operations, and cash flows.

Our products or product updates may contain coding, configuration or manufacturing errors that can negatively impact their functionality, performance, operation, and integration capabilities, and expose us to product liability, performance issues, warranty claims, and harm to our reputation, which could adversely affect our business, financial condition, results of operations, and cash flows.

Macroeconomic conditions and geopolitical events could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Economic instability or regulatory or political conditions, including inflation, recession or slowed economic growth, elevated or fluctuating interest rates, or actual or anticipated military or political conflicts (including the Russian-Ukraine war, tensions with China and between China and Taiwan, the Israel-Hamas conflict and other hostilities in the Middle East) in the United States and in other countries and regions in which we, our customers, suppliers, and our other third-party providers conduct business, and the impact of such conditions or insecurities, including inflated costs of goods, services, and labor, and muted or decreased consumer confidence and discretionary spending, could materially and adversely impact the cost and demand for our products and services, our ability to perform our contractual obligations, and execute our operational and growth strategies.

- *Cost of products and components*. Certain areas of our business could experience supply chain challenges, including shortages, shipping delays, and increased costs due to price increases for products and components and in shipping and transportation costs; while the areas of our business most vulnerable to these factors did not experience significant adverse effects in 2023 and, notwithstanding that we have expanded the countries and regions in which we sell our hardware products and have added suppliers to mitigate risks associated with single-source suppliers, macroeconomic and geopolitical trends and events will continue to pose a risk to our business, including our costs of goods and operating results.

- *Cost of labor and labor shortages*. Labor costs, including wages and costs of benefits, remain higher than pre-COVID. High labor costs have a direct negative impact on our results of operations and could negatively influence our customers' investment choices, including whether and when to invest in our products and services. Additionally, fewer participants in the labor market may dampen businesses' and consumers' ability and desire to invest and spend, which could also negatively influence our customers' investment choices. Any of the forgoing events could adversely impact our business, including our costs of goods and operating results.

- *Changes in consumer confidence.* The restaurant/retail industries depend on consumer discretionary spending. Our customers are impacted by consumer confidence, which is influenced, in part, by general economic conditions, which may negatively affect consumer discretionary spending. A material decline in consumer confidence could result in consumers choosing to dine out less frequently or reduce the amount they spend on meals while dining out, which could negatively impact our customers' sales and, in turn, result in reduced, delayed, or cancelled orders (bookings) or a decrease in active sites, revenue, or annual recurring revenue (ARR) from our subscription services, or an increase in customer churn; or reduced, delayed or cancelled hardware sales and installations.

The extent, duration, and actual consequences of U.S. and global economic conditions and geopolitical tensions and events are uncertain and could exacerbate other risk factors that we identify in this Annual Report.

Issues with product and component availability or supplier performance may affect our ability to assemble, repair, and deliver our hardware products and perform related services, which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on third-party suppliers to deliver products and components in sufficient quantities, at reasonable prices, and timely so that we can timely deliver and install our hardware products and perform our Advanced Exchange, depot repair and field services. We have long-term or volume-based purchase agreements with some suppliers and we do have alternative sources identified in the event one or more of our suppliers are not able to perform or fully perform; however, we cannot assure that products and components will be available or in needed quantities and quality or at favorable or competitive prices. If we experience a problem (quantity, quality, or pricing) with one or more of our suppliers, and we are not able to cover or adequately cover from other sources, it could lead to a shortage of products and components and extended lead times for the delivery and installation of our hardware products or adversely affect our performance of Advanced Exchange, depot repair and field services, which could negatively impact our ability to satisfactorily and timely meet our contractual and customer obligations. This could result in reduced sales, breach or termination of contracts, and damage to our reputation and relationships with our customers, which could have a negative impact on our business, financial condition, and results of operations.

Further, in some instances, we are dependent on single-source suppliers for certain of our products and components, which may subject us to other significant risks, including higher prices, reduced control over product or component delivery schedules, or inadequate inventory.

Most of our suppliers of products and components are located internationally, including in South Korea, China, and Taiwan, and are susceptible to hostilities in those regions and trade barriers and tariffs, which could increase the cost or availability of certain products and components to us that we may not be able to offset. Furthermore, certain of our suppliers could decide to discontinue business with us or limit the allocation of products and components to us, which could result in our inability to fill our supply needs, jeopardizing our ability to fulfill our contractual obligations, which could in turn, result in a decrease in sales and cash flows, contract penalties or terminations, and damage to customer relationships and our reputation.

While we have been able to obtain cost reductions and avoid unfavorable changes to terms with some of our suppliers, this is not the case with all of our suppliers, and we may not be successful in maintaining favorable terms or securing favorable terms from other suppliers in the future, which could negatively impact gross margins in our hardware sales and Advanced Exchange, depot repair, and field services. To offset increased costs, we have and may in the future increase the prices of our hardware products and installation, repair, and field services. These price increases could make us less competitive, result in reduced sales, and loss of potential new customers, and cause damage to our reputation and relationships with our customers, which could have a negative impact on our business, financial condition, and results of operations.

Inventory management is also an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of product and component inventory shortages and customer requirements. In the past, when faced with product and component supply-related challenges, we have, in some instances, increased our inventory levels to satisfy anticipated customer requirements, which, in some instances, resulted in increased product and component costs, increased inventory expenses and lower margins, requiring that we write-down excess inventory. Inventory management is on-going and we may experience similar scenarios in the future, which could negatively impacting our financial condition, results of operations and ability to achieve and sustain profitability.

If we are unable to recruit, develop, and retain qualified employees, our business, financial condition, and results of operations may be materially and adversely harmed.

Our ability to successfully execute our operational plans and strategies, achieve our business and/or development objectives, or increase the scope or range of our service or product offerings under customer contracts, is dependent on our ability to attract, develop, and retain engineers, security and product architects, sales representatives, technical staff, and other skilled employees. Competition for top talent in the restaurant/retail and technology industries is intense. If we cannot effectively recruit, develop, and retain qualified employees to drive our Restaurant/Retail segment's operational and strategic goals and develop and convert opportunities our business could suffer. Moreover, many positions in our Government segment require security clearances, which can be difficult and time-consuming to obtain, resulting in increased competition for these uniquely qualified individuals, and could significantly delay or prevent our Government segment from achieving its business and/or development objectives, and could materially harm our Government business. Our ability to recruit, develop, and retain necessary qualified employees depends on a number of factors, including compensation and benefits, flexibility regarding virtual and hybrid work arrangements, work location, work environment, and corporate culture.

Acquisitions are an element of our growth strategy, which subjects us to risks commonly associated with acquisition transactions, which could materially and adversely affect our business, financial condition, results of operations, and cash flows.

We expect to continue to expand our business through acquisitions of complementary companies, products, and technologies. Acquisition transactions are subject to risks including:

- the diversion of our management's time and focus from operating PAR's business;
- difficulties in obtaining required regulatory or stakeholder approvals;
- equity or debt financing transactions to finance an acquisition, including potential dilution from the issuance of our capital stock or the incurrence of additional debt or the failure to obtain satisfactory financing terms;
- the failure of our due diligence to identify significant issues associated with or arising out of an acquisition transaction, including issues related to the acquisition target (such as quality of product or technology and financial reporting, accounting practices, and internal controls) or country specific laws and regulations;
- our inability to fully realize the expected financial or strategic benefits of an acquisition transaction including within the timeframe we expected;
- unforeseen costs, cost overruns, or unanticipated investments;
- failure to successfully integrate and further develop the acquired business, product, or technology;
- employee retention costs and expenses, including compensation and benefit costs and retention payments to executive officers and key employees;
- difficulties coordinating and managing geographically separate organizations, and with foreign acquisitions, the need to integrate operations across different cultures and languages and to comply with country specific laws and regulations;
- difficulties entering geographic markets or new market segments in which we have no or limited experience;
- cybersecurity and data security and protection related considerations, controls and exposures;
- inability to retain customers and suppliers of the acquired business, and on terms similar to, or better than, those in place with the acquired business;
- assumed and unknown liabilities; and
- failure to maintain our internal controls and systems.

If we fail to realize expected benefits or synergies from our acquisitions, such as cost-savings and earnings accretion, or if we decrease our liquidity by using a significant portion of our available cash to finance acquisitions, incur additional indebtedness or issue additional equity securities to finance acquisitions or incur or assume unanticipated liabilities, losses or costs associated with our acquisitions, our business, financial condition, results of operations, and cash flows could be materially and adversely affected.

Our international operations subject us to local laws and regulatory regimes, geopolitical or economic changes or events, uncertainties and other factors that could harm our business, financial condition and results of operations.

For the years ended December 31, 2023, 2022, and 2021, 5.7%, 5.5%, and 7.3%, respectively, of our total consolidated revenues were derived from sales outside of the United States. Our international operations subject us to a variety of risks and challenges, including:

- compliance with a variety of local laws and regulations governing our foreign operations, including the General Data Protection Regulation ("GDPR") in the European Union, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act and other anti-corruption regulations, and other regulatory or contractual limitations on our ability to sell our products and services in certain foreign markets, and the risks and costs of non-compliance with such laws and regulations, including fines, penalties, criminal sanctions against us, our officers or employees, prohibitions on the conduct of our business, and damage to our reputation;
- compliance by international employees with accounting practices generally accepted in the United States, including adherence to our accounting policies and internal controls;
- increased financial accounting and reporting burdens and complexities;
- government sanctions that may interfere with our ability to sell into certain countries;
- import and export license requirements, tariffs, trade agreements, taxes and other trade barriers and trade protection measures;
- increased risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of financial statements and irregularities in financial statements;
- reduced protection of our intellectual property rights in certain countries and practical difficulties and costs of enforcing those rights abroad;
- difficulties in managing international employees and exposure to different employment practices and local labor conditions and regulations, including labor issues faced by suppliers or immigration and labor laws which may adversely impact our access to technical and professional talent;
- compliance with the laws of numerous foreign taxing jurisdictions and overlapping of different tax regimes;
- sales and customer service challenges associated with operating in different countries;
- difficulties in receiving payments from different geographies, including difficulties associated with currency fluctuations, payment cycles, transfer of funds, or collecting accounts receivable; and
- increased management, travel, infrastructure, and legal compliance costs associated with having international operations.

These risks and challenges could result in an increase in our cost of doing business internationally, including shortages and increased costs of products and components, shipping delays, longer payment cycles, increased taxes, and restrictions on the repatriation of funds to the United States. In addition, our business is exposed to pandemics (like the COVID-19 pandemic), war, terrorism, civil insurrection or social unrest, and other significant business interruptions that could lead to disruption, instability and volatility in the global economy and negatively impact us, our suppliers, partners, and customers. We have employees in India and Serbia, and third-party consultants in Germany, Philippines, Ukraine, and other locations outside of the U.S. that provide software development and support services. A sustained loss of the software development services provided by international employees and third-party consultants could negatively impact our software development efforts, adversely affect our competitive position, harm our reputation, impede our ability to achieve and maintain profitability, and negatively impact our business, financial condition, and results of operations.

Natural disasters, pandemics, or other natural or manmade disasters or outbreaks could negatively impact our business and operations.

Our business is susceptible to losses and interruptions caused by flooding, hurricanes, earthquakes, power shortages, telecommunications failures, pandemics and other natural or manmade disasters. The global COVID-19 pandemic, the hurricanes and related floods in south eastern United States, and the wild fires in western United States, and any future natural or manmade disaster or pandemic could have an adverse impact in countries or regions in which we conduct our business or offer and sell our services and products or our customers conduct their businesses and, in turn, decrease the demand for our services or products. Such events could also cause delays or disruptions in access to our subscription services or third-party providers' software and systems; cause supply chain disruptions, resulting in shortages or delays in shipments of products and components; create health and safety risks to our employees and distract employee productivity; and result in changes in consumer spending choices and customer investment decisions, any one of which could harm our business and results of operations. Moreover, we may be subject to climate-related regulations and reporting requirements and changing market dynamics and stakeholder expectations regarding climate change and any impact our operations have or may have on the environment, all of which may impact our business, financial condition and results of operations.

Risks Related to Cyber Security, Data Privacy, and Intellectual Property

Our cloud applications and information technology systems or those of our service providers could be subject to cyberattacks or other security incidents, which could result in operational disruptions, costly governmental investigations or litigation and other adverse consequences that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We experience cyber-attacks and other attempts to gain unauthorized access to our cloud applications and information technology systems on a regular basis, and we anticipate that we will continue to be subject to such attempts as we continue to expand the products and services we offer to customers. Despite our cybersecurity program and the technical and organizational security measures we use to detect and prevent unauthorized access and usage, our cloud applications and information technology systems, and the third-party cloud computing platforms on which our cloud applications and data are stored or processed, are vulnerable to cyber-attacks, including computer viruses, distributed denial of services attacks, malware, social engineering, credential-based attacks, supply chain attacks and other attacks which may result in unauthorized access by malicious actors, including nation-states and their agents. Such events have caused, and in the future could result in, the disruption of access to or the interruption of the operation of our cloud applications and information technology systems, or the cloud computing platforms and cloud applications of our third-party providers.

Even though prior events did not have a material adverse effect on our cloud applications and information technology systems or the cloud computing platforms and cloud applications of our third-party providers/integrators and our operations, there can be no guarantee that the same will be the case in the future. Cyber-attacks have become increasingly more sophisticated, frequent, and difficult to predict and protect against. In particular, the shift to a widespread remote working environment, including additional remote development teams, and the addition of new infrastructures, increases the opportunities available to malicious actors, and, as such, increases the risk of a cyber-attack potentially occurring which may result in the disruption of access to or the interruption of the operation of our cloud applications and information technology systems, or the cloud computing platforms and cloud applications of our third-party providers/integrators. A material failure or disruption in our operations due to such an attack could result in unauthorized access, data loss, misappropriation of information, interruption of systems availability or denial of access to applications or information required by our customers to conduct their businesses, which in turn could result in costly governmental investigations and litigation, breach of contract claims, indemnity obligations, and reputational damage, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Security defects and vulnerabilities in our cloud applications and information technology systems or those of our service providers, integrators, and customers could result in claims of liability against us, damage our reputation, or otherwise materially harm our business, financial condition, results of operations, and cash flows.

Our cloud applications and information technology systems and those of our third-party service providers/ integrators and customers are inherently subject to security defects and vulnerabilities due to the release of new technologies and new techniques developed by malicious actors. If the manner and timing of how we fix identified security defects and vulnerabilities to our cloud applications and information technology systems is wrong or the manner and timing of how our third-party service providers/integrators, or third-party network providers fix defects and vulnerabilities in their cloud applications and information technology systems is wrong, or our customers do not implement or timely implement security updates or version upgrades provided by us or our third-party service providers\integrators, then our and our third-party service providers\integrators cloud applications and information technology systems, and the information technology systems of our customers may be left vulnerable to delays and disruptions to access, which may result in our customer's being unable to conduct their businesses. Unchecked security defects or vulnerabilities, may result in a material failure of our or our third-party providers\integrators cloud applications and information technology systems, substantial service disruptions, unauthorized access or denial of access, data loss or misappropriation of information, which in turn could result in breach of contract claims, indemnity obligations, governmental investigations and penalties, and reputational damage, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Our failure to comply with data privacy or data protection laws and regulations could subject us to significant penalties and legal liability, harm our reputation or otherwise materially harm our business, financial condition, results of operations, and cash flows.

Global privacy legislation, enforcement, and policy activity are rapidly expanding and creating a complex data privacy and data protection compliance environment and the potential for significant liability in the event of a data incident. We are subject to data privacy and data protection laws and regulations in the United States and abroad, some of which place restrictions on our ability to process personal data across our business. For example:

• the GDPR and the United Kingdom's Data Protection Act 2018 ("UK-GDPR"), impose requirements relating to the processing of personal data, the information provided to individuals regarding the processing of their personal data, the security, confidentiality, minimization, and retention of personal data, notifications in the event of personal data breaches and the use of third-party processors. The GDPR and the UK GDPR impose substantial fines for breaches of data protection requirements, which can be up to four percent of annual worldwide revenues or 20 million Euros, whichever is greater.

• various state data privacy and data protection laws, including the California Consumer Privacy Act ("CCPA"), as amended by the California Privacy Rights Act ("CPRA"), the Illinois Biometric Information Privacy Act ("BIPA"), the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Utah Consumer Privacy Act, Connecticut's Act Concerning Personal Information Privacy and Online Monitoring, the New York SHIELD Act, and the regulations implementing these laws, establish data privacy rights to their respective residents (including in California, where residents have a private right of action for violations of the CCPA and CPRA) and regulate how we may collect, use, process and store personal data.

These laws and regulations are evolving and the application, interpretation, and enforcement of these laws and regulations are often uncertain; nevertheless, our failure or perceived failure to adequately address data privacy and data protection concerns, or to comply with applicable laws and regulations could damage our reputation, discourage current or potential customers from using our products and services, and result in costly governmental investigations, enforcement actions or litigations, breach of contract claims, indemnity obligations, additional insurance costs, complaints by private individuals, and/or the payment of penalties to consumers or governmental entities, which could have a material and adverse effect our business, financial condition, results of operations and cash flows.

Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and materially and adversely harm our business, financial conditions, results of operations and cash flows.

We believe that our products and services do not infringe the intellectual property rights of third parties; however, we cannot guarantee that third parties will not assert infringement or misappropriation claims against us with respect to our current or future products and services, or that any such assertions will not require us to enter into royalty arrangements or settlement agreements, or result in costly litigation or in our being unable to use certain intellectual property. Infringement assertions from third parties may involve patent holding companies or non-practicing entities or other patent owners who have no relevant product revenue, and therefore our viable and supportable defenses may provide little or no deterrence to these entities or patent owners in bringing intellectual property rights claims against us. Any of these events could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

There are risks related to our information technology systems, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We are in the process of implementing new enterprise performance management and equity administration systems and combining our customer relationship management (CRM) and enterprise resource planning (ERP) systems into a single pre-existing CRM and ERP system, all of which are intended to improve the efficiency and effectiveness of our operations by streamlining information flow. The implementation processes are complex and time-consuming and are subject to project delays, integration risks, data conversion risks, and risks associated with the efficient and effective adoption of these systems by employees and customers. These risks could result in operational inefficiencies that materially and adversely affect our business, financial condition, results of operations, and cash flows due to:

- unforeseen and unbudgeted costs;
- reduced, delayed, or cancelled orders (bookings) for our subscription services, a decrease in sites actively using our subscription services or a decrease in subscription service revenue or annualized recurring revenue (ARR) from our subscription services, or an increase in customer churn;
- reduced, delayed, or cancelled hardware sales and installations; and
- customer payment delays.

Furthermore, the implementation processes of these new systems may create change management risks that require effective internal controls to mitigate. Our failure to maintain an effective internal control environment could have a material adverse effect on our ability to accurately and timely report our financial results.

Risks Associated with our Government Segment

A portion of our Government segment revenue is derived from U.S. Government contracts, which contain provisions unique to public sector customers, including the U.S. Government's right to modify or terminate these contracts at any time.

For the year ended December 31, 2023, total consolidated revenues of 33% were derived from contracts to provide technical expertise to government organizations and prime contractors. In any given year, the majority of our government contracting activity is associated with the DoD. Contracts with the U.S. Government typically provide that such contracts are terminable, in whole or in part, at the convenience of the U.S. Government. If the U.S. Government terminates a contract on this basis, we would be entitled to receive payment for our allowable costs and, in general, a proportionate share of our fee or profit for work actually performed. Most U.S. Government contracts are also subject to modification or termination in the event of changes in funding. As such, we may perform work prior to formal authorization, or the contract prices may be adjusted for changes in scope of work. Termination or modification of a substantial number of our U.S. Government contracts could have a material adverse effect on our business, financial condition, and results of operations.

We perform work for various U.S. Government agencies and departments primarily pursuant to fixed-price, cost-plus fixed fee and time-and-material prime contracts and subcontracts. Revenues derived from government contracts for the year ended December 31, 2023 were based on approximately 57% cost-plus fixed fee contracts and approximately 34% fixed price contracts, with most of the remaining balance derived from time and material contracts and a small portion derived from commercialized product licensing.

While fixed-price contracts allow us to benefit from cost savings, they also expose us to the risk of cost overruns. Where initial estimates we use for calculating the contract price are incorrect, we may continue to incur losses on those contracts. In addition, some of our governmental contracts have provisions relating to cost controls, and audit rights and if we fail to meet the terms specified in those contracts, then we may not realize the full benefit of the contracts. Lower earnings caused by cost overruns would have an adverse effect on our financial results.

Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. PAR Government has experienced staff compensation pressures as the individuals offered under these contracts are highly sought after and in short supply. Time and material contracts are bid with rate schedules and escalation that may last up to 5 years and generally do not adjust to current economic conditions until being recompeted. Given the required technical backgrounds of the staff, coupled with significant recent inflationary pressures, we may continue to experience margin risk as we will be required to increase compensation to remain competitive in the markets we serve.

Under cost-plus fixed fee contracts, we are reimbursed for allowable costs and paid a fixed fee. In some cases, costs under either of these types of contracts have exceeded the contract ceiling, or are not allowable under the provisions of the contract or applicable regulations. In these cases, we have not been reimbursed for 100% of our associated costs. Our inability to control our costs under either a time and materials contract or a cost-plus fixed fee contract could have a material adverse effect on our financial condition and results of operations. Cost overruns also may adversely affect our ability to sustain existing programs and obtain future contract awards.

Our Government segment could be adversely affected by changes in budgetary priorities of the U.S. Government, failure to approve U.S. Government budgets on a timely basis, or delays in contract awards and other procurement activities.

Our Government segment depends upon continued U.S. Government expenditures on defense, intelligence, homeland security, and other programs that we support. Changes in U.S. Government budgetary priorities, a significant decline in government expenditures, or a shift of expenditures away from programs that we support could have a material adverse effect on our financial condition and results of operations.

Additionally, in years when Congress does not complete its budget process before the end of its fiscal year (September 30) with respect to programs we support, government operations are funded through a continuing resolution ("CR") that temporarily funds federal agencies. Recent CRs have generally provided funding at the levels provided in the previous fiscal year. When the U.S. Government operates under a CR, it may delay funding we expect to receive from customers on work we are already performing and will likely result in new initiatives being delayed or in some cases canceled, which could have a material adverse effect on our financial condition, results of operations, and liquidity.

Failure to comply with a variety of complex procurement regulations could result in liability for various penalties or sanctions including termination of U.S. Government contracts, disqualification from bidding on future U.S. Government contracts, and suspension or debarment from U.S. Government contracting.

Our Government segment is subject to various laws and regulations relating to the formation, administration, and performance of U.S. Government contracts, which affect how we do business with our customers and increase our performance costs. Among the most significant laws and regulations are:

- the Federal Acquisition Regulation ("FAR") and agency regulations supplemental to the FAR, which comprehensively regulate the formation, administration, and performance of U.S. Government contracts;
- the Federal Risk and Authorization Management Program ("FedRAMP") is a government-wide program that provides a standardized approach to security assessment, authorization, and continuous monitoring for cloud products and services.
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based U.S. Government contracts;
- compliance with the FCPA or U.S. export control regulations, which apply when we engage in international work; and
- laws, regulations, and executive orders restricting the use and dissemination of information classified for national security purposes and the export of certain products and technical data.

Failure to comply with these or other laws and regulations could result in contract termination, loss of security clearances, suspension, or debarment from contracting with the U.S. Government, civil and/or criminal fines, and penalties. Any such consequences could have a material adverse effect on our reputation, financial condition, results of operations, and liquidity.

PAR Government's Sit-X commercial product offering is undergoing the FedRAMP certification process. This complex process, if not successfully completed in a timely fashion, may continue to reduce marketability and overall profitability of this product line.

We cannot guarantee that our Government segment's estimated contract backlog will result in actual revenue.

Our backlog consists of funded backlog, which is based on amounts actually committed by a customer for payment for goods and services, and unfunded backlog, which is based upon contract revenue we have the potential to earn over the remaining life of the contracts. Our backlog may not result in actual revenue in any particular period, or at all, which could cause our actual results to differ materially and adversely from those anticipated. There is a higher degree of risk with respect to unfunded backlog. The actual receipt and timing of any revenue is subject to various contingencies, many of which are beyond our control. The actual receipt of revenue on contracts included in backlog may never occur or may change because a program schedule could change; the program could be canceled; a contract could be reduced, modified, or terminated early; or an option that we had assumed could not be exercised. Further, while many of our U.S. Government contracts require performance over a period of years, Congress often appropriates funds for these contracts for only one year at a time. Consequently, our contracts typically are only partially funded at any point during their term, and all or some of the work intended to be performed under the contracts will remain unfunded pending subsequent Congressional appropriations and the obligation of additional funds to the contract by the procuring agency. Our estimates are based on our experience under such contracts and similar contracts. However, there can be no assurances that all, or any, of such estimated contract backlog will be recognized as revenue.

The U.S. Government may revise its procurement or other practices in a manner adverse to our Government segment.

The U.S. Government may revise its procurement practices or adopt new contracting rules and regulations, such as cost accounting standards. It could also adopt new contracting methods relating to General Services Administration contracts, Government-wide Acquisition Contracts, or other multi-award contracts, or adopt new standards for contract awards intended to achieve certain social or other policy objectives. In addition, the U.S. Government may face restrictions from new legislation or regulations, as well as pressure from U.S. Government employees and their unions, on the nature and amount of services the U.S. Government may obtain from private contractors. These changes could continue to impair our ability to obtain new contracts or retain existing contracts under which we currently perform when those contracts are up for recompete. Any new contracting methods could be costly or administratively difficult for us to implement, and as a result, could harm our financial condition and results of operations. A realignment of funds with changed U.S. Government priorities, including "insourcing" of previously contracted support services, and the realignment of funds to other non-defense-related programs may reduce the amount of funds available to defense-related and other programs in our core service areas.

Our Government segment is subject to reviews, audits, and cost adjustments by the U.S. Government, which, if unfavorably resolved to us, could adversely affect our profitability, cash flows, or growth prospects.

U.S. Government agencies, including the Defense Contract Audit Agency ("DCAA") and the Defense Contract Management Agency ("DCMA"), routinely audit and investigate government contracts and government contractors' administrative processes and systems. These agencies review our performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations, and standards. They also evaluate the adequacy of internal controls over our business systems, including our purchasing, accounting, estimating, earned value management, and government property systems. Any costs found to be improperly allocated or assigned to contracts will not be reimbursed, and any such costs already reimbursed must be refunded and certain penalties may be imposed. Moreover, if any of the administrative processes and systems are found not to comply with requirements, we may be subjected to increased government scrutiny and approval that could delay or otherwise adversely affect our ability to compete for or perform contracts or collect our revenue in a timely manner. Therefore, an unfavorable outcome of an audit by the DCAA or another U.S. Government agency could cause actual results to differ materially and adversely from those anticipated. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines, and suspension or debarment from doing business with the federal government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Each of these results could have a material adverse effect on our business, financial condition, results of operations, and liquidity.

Financial Related Risks

We may not be able to achieve profitability, which could have a material adverse effect on our financial condition and the trading price of our common stock.

We have incurred operating losses in each of the last several years, including for the year ended December 31, 2023. For us to achieve profitability, we must operate our business consistent with our capital allocation strategy, which focuses on the allocation of our capital to revenue generating activities, while controlling expenses. We cannot assure that we will be successful in achieving or sustaining profitability in the future, among other things:

- our investments in new products and new features for our existing products, may require more investment than planned or our new products or new features may not achieve the expected commercial success and generate additional revenue or advance the growth of our business;

- we may not realize the anticipated revenue contributions or operational synergies of our acquired businesses or achieve our targeted growth rates or improve our market share; and

- we may not be able to control expenses at the levels planned due to internal and external factors, such as a recession or slowed economic growth, inflationary pressures, and geopolitical events, many of which are beyond our control.

If we fail to achieve and sustain profitability, our financial condition could be materially and adversely impacted and the market price of our common stock could decline.

For the year ended December 31, 2023, two customers account for a significant portion of our revenues in the Restaurant/Retail segment. The loss of one of these customers' purchases of hardware and professional services, or a significant reduction, delay, or cancellation of purchases of hardware and professional services by one of these customers, could materially and adversely affect our business, results of operations, and cash flows.

Revenues from our Restaurant/Retail segment constituted 67% of our total consolidated revenues for the year ended December 31, 2023. Aggregate sales of primarily hardware and professional services to the two customers and their respective franchisees constituted 17% of our consolidated revenues for the year ended December 31, 2023. Significant reductions, delays or cancellations of hardware sales and professional services to one of these customers and its franchisees would reduce our revenue and operating income and could materially and adversely affect our business, results of operations, and cash flows.

We may not have sufficient cash flow from our operating subsidiaries to pay our debt, which may seriously harm our business.

As of December 31, 2023, we had $385.0 million of aggregate principal amount outstanding under our 2.875% Convertible Senior Notes due 2026 (the "2026 Notes") and 1.50% Convertible Senior Notes due 2027 (the "2027 Notes", and together with the 2026 Notes, the "Senior Notes"). Our ability to make scheduled payments or to refinance the Senior Notes depends on our performance, which is subject to economic, financial, competitive, geopolitical, and other factors that may be beyond our control. If our operating subsidiaries are unable to generate sufficient cash flow from operations to service our debt under the Senior Notes, we may be required to adopt one or more alternatives to secure cash flow, such as selling assets or obtaining additional capital; any sale of assets or transaction to raise capital could be on terms that may be onerous or highly dilutive. Our ability to raise funds through debt or equity issuances and otherwise access the credit and capital markets at the times and in the amounts needed and on acceptable terms will depend on our financial condition and the condition of the capital markets at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default under the indentures governing the Senior Notes.

Our indebtedness under the Senior Notes, could, among other things, restrict or limit our ability to plan and react to changes in our business and our industries; place us at a disadvantage compared to our competitors who have less debt; and limit our ability to borrow additional amounts to fund acquisitions, for working capital, and for other general corporate purposes.

A conversion of the Senior Notes, or a fundamental change under the Senior Notes, if triggered, may materially and adversely affect our financial condition and results of operations.

If a fundamental change occurs, holders of the Senior Notes may require us to repurchase all or a portion of their Senior Notes in cash. Furthermore, upon conversion of any Senior Notes, unless we elect to deliver solely shares of our common stock to settle the conversion (excluding cash in lieu of delivering fractional shares of our common stock), we must make cash payments in respect of the Senior Notes. Even if holders do not elect to convert their Senior Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Senior Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital. Any of the cash payments described above could be significant, and if we fail to repurchase the Senior Notes when required or deliver the consideration due upon conversion, we will be in default under the indentures governing the Senior Notes. In such an event of default, holders of the Senior Notes with the defaulted indebtedness could elect to declare all principal, together with accrued and unpaid interest, due and payable, which would materially and adversely affect our financial condition and results of operations.

We make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptions could adversely affect our results of operations, cash flows and financial condition.

In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. Our most critical accounting estimates are described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates". For example, we make significant estimates and assumptions when accounting for revenue recognition, stock-based compensation, the recognition and measurement of assets acquired and liabilities assumed in business combinations at fair value, the carrying amount of property, plant and equipment including right-to-use assets and liabilities, identifiable intangible assets and goodwill, valuation allowances for receivables, valuation of excess and obsolete inventories, and measurement of contingent consideration at fair value. These estimates and assumptions are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could adversely affect our results of operations, cash flows and financial condition.

A portion of our total assets consists of goodwill and identifiable intangible assets, which are subject to a periodic impairment analysis. A significant impairment determination in any future period could have an adverse effect on our financial condition and results of operations, even without a significant loss of revenue or increase in cash expenses attributable to such period.

Our goodwill was approximately $489.7 million at December 31, 2023 and our intangibles were $94.9 million at December 31, 2023. Identifiable intangible assets are primarily a result of business acquisitions and internally developed capitalized software. We test our goodwill and identifiable intangible assets for impairment annually, or more frequently if an event occurs or circumstances change that would indicate possible impairment. We describe the impairment testing process and results of this testing more thoroughly in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates." Our estimates are subject to uncertainties. If we determine an impairment has occurred at any point in time, we will be required to reduce goodwill or identifiable intangible assets on our balance sheet, which could adversely impact our financial condition and results of operations. Additional information about our impairment testing is contained in "Note 1 – Summary of Significant Accounting Policies" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report.

Ineffective internal controls could have a material adverse effect on our business, financial conditions, and results of operations.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, failure or interruption of information technology systems, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC could be adversely affected. This could cause our financial reporting to be unreliable and potentially result in a restatement of our financial statements, which in turn could lead to a loss of investor confidence and a decline in the trading price of our common stock, and could subject us to investigation or sanctions by the SEC. Any such consequence or other negative effect could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to the Ownership of our Common Stock

We have not paid dividends in the past and we do not anticipate paying dividends in the foreseeable future.

We have never paid dividends on our common stock and have no plans to pay dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. Until such a time that we pay a dividend, our investors must rely on sales of their PAR common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Future sales of our common stock or other securities could depress the price of our common stock and could result in dilution to our shareholders.

We have and likely will in the future issue and sell shares of common stock or other securities to raise capital or issue securities for a variety of purposes, including in connection with acquisitions of other businesses or other strategic transactions. Transactions involving newly issued common stock or other securities convertible into our common stock, if converted, could result in dilution, possibly substantial, to our shareholders. Dilution may have a negative impact on the price of our common stock if investors react unfavorably to a transaction or if the dilution causes a significant decrease in our earnings per share.

Our evaluation or completion of strategic alternatives may negatively impact our business and stock price.

We have disclosed that our board of directors and management periodically evaluate strategic alternatives to maximize value for our shareholders, including strategic acquisitions, sales of non-strategic assets or businesses (including, for example, a sale of PAR Government Systems Corporation and/or one or more of its subsidiaries), and other transactions. We cannot provide assurance that any transaction will be completed; whether we decide to pursue a transaction will depend on numerous factors, some of which are beyond our control. Such factors include the interest of potential acquisition targets or acquirers, sources of financing and terms, market conditions, and industry trends. Even if a transaction is completed, there can be no assurance that the transaction will be successful or have a positive effect on shareholder value. In addition, our financial results and operations could be adversely affected, including the diversion of management's attention from our operations and the execution of other strategies. We have and will continue to incur substantial expenses associated with identifying and evaluating potential strategic alternatives, including legal, accounting, and financial advisor fees. Furthermore, the public announcement of a strategic transaction may negatively impact our operating results if we are not able to realize the anticipated benefits of the transaction. We do not intend to disclose developments or provide updates with respect to potential strategic transactions unless and until disclosure is appropriate or required. Accordingly, speculation regarding potential strategic transactions could cause our stock price to significantly fluctuate.

The trading price of our common stock may experience price and volume volatility, which could impair our ability to finance strategic transactions using our common stock and could result in losses for our shareholders.

A number of factors can impact the trading price of our common stock, including:

- the impact of uncertainties, volatility, and economic disruption created by macroeconomic conditions and geopolitical events, including, inflation, recession, interest rate fluctuations, actual or anticipated military or political conflicts (including the Russian-Ukraine war, tensions with China and between China and Taiwan, the Israel-Hamas conflict and other hostilities in the Middle East) and global pandemics (such as COVID-19) or other public health crises, on our business, our customers, and the industries in which we operate;
- actual or anticipated fluctuations in our financial condition and results of operations (including, shortfalls or changes in expectations about, our revenue, margins, earnings, Annualized Recurring Revenue ("ARR"), sales of our product and service offerings or other key performance metrics;
- the performance and prospects of major customers;
- our quarterly or annual financial results or those of other companies operating in our industries;
- the lack of earnings guidance;

- investor perception of us and the industries in which we operate;
- the contents of published research reports about us or the industries in which we operate or the failure of securities analysts to cover our common stock;
- any increased indebtedness we may incur in the future;
- actions by institutional shareholders;
- operating and stock performance of other companies that investors deem comparable to us (and changes in their market valuations) and overall performance of the equity markets;
- announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, or capital commitments; and
- litigation and governmental investigations.

In addition, the market for technology stocks or the stock market in general may experience uneven investor confidence, which may cause the trading price for our common stock to decline for reasons unrelated to our operating performance.

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, and the federal district courts as the exclusive forum for Securities Act claims, which could limit our shareholders' ability to obtain what some shareholders believe to be a favorable judicial forum for disputes with us or our directors, officers, other employees, or agents.

Our bylaws provide that unless we select or consent in writing to the selection of an alternative forum, all complaints asserting any internal corporate claims, which are claims (including claims brought on PAR's behalf): (i) that are based upon a violation of a duty (including any fiduciary duty) owed by a current or former director, officer, employee, or shareholder in such capacity; or (ii) as to which the Delaware General Corporation Law (DGCL) confers jurisdiction upon the Court of Chancery, shall, to the fullest extent permitted by law and subject to applicable jurisdictional requirements, be made in the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, subject matter jurisdiction, another state court or a federal court located within the State of Delaware). Further, unless we select or consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice-of-forum provision in our bylaws does not apply to suits brought to enforce any liability or duty created by the Exchange Act, and shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in our common stock shall be deemed to have notice of and to have consented to the forum selection provisions described in our bylaws. These choice-of-forum provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and such persons. It is possible that a court may find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, in which case we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition, or results of operations and result in a diversion of the time and resources of our management and board of directors.

Certain provisions of our certificate of incorporation and bylaws and Delaware law may discourage a takeover of our company.

Our certificate of incorporation and bylaws contain certain provisions that may discourage, delay, or prevent a change in our management or control over us. For example, our certificate of incorporation and bylaws, collectively:

- authorize the issuance of undesignated preferred stock that could be issued by our board of directors to thwart a takeover attempt;
- provide that vacancies on our board of directors, including vacancies resulting from an enlargement of our board of directors, may be filled only by a majority vote of directors then in office;
- permits only the board of directors, or the chairman of the board of directors or the president pursuant to a resolution approved by a majority of the then authorized number of our directors to call special meetings of shareholders;
- prohibit shareholder action by written consent except by unanimous written consent of all shareholders; and

- establish advance notice requirements for nominations of candidates for elections as directors or to bring other business before an annual meeting of our shareholders.

These provisions could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of shareholders may consider such proposal, if effected, desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of our board of directors. Moreover, these provisions may inhibit increases in the market price of our common stock that may result from takeover attempts or speculation.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Governance

Our board of directors oversees our risk management programs, strategies and processes. The board of directors also assigns certain oversight responsibilities to its committees and has assigned the audit committee to oversee our guidelines, policies and practices regarding risk assessment and risk management as they relate to cybersecurity.

Our cybersecurity team is led by our Senior Director of Cybersecurity who has over 15 years of direct cybersecurity experience that includes incident response, security operations and management. This team is responsible for implementing and maintaining corporate and platform-wide cybersecurity, data protection, and third-party risk practices in coordination with our security steering committee, whose members include, our Senior Director of Cybersecurity, professionals working in cybersecurity and product and technology security and representatives from finance, internal audit, compliance and legal. The security steering committee meets quarterly to review our risk profile, threat detection, and remediation strategies, as well as our overall cybersecurity posture and health.

Our audit committee, typically in joint session with the full board of directors, meets quarterly with our Senior Director of Cybersecurity and receives reports regarding our systems and data security. These cybersecurity reports to the audit committee include various information, such as updates on the cybersecurity threat landscape, risk assessments, mitigation plans, notable incidents, the status of projects to strengthen our information security systems, engagement of third parties (e.g., consultants and auditors) and third-party tools, and our employee-training programs.

Risk Management and Strategy

We implement enterprise-wide information security policies and security awareness training to promote compliance and enhance security awareness and vigilance among our workforce. This training is distributed to all employees and includes interactive training on the acceptable use of technology, secure software development practices and phishing simulations.

We use various internal organizational cybersecurity and privacy safeguards, controls and procedures for the discovery, identification, classification, assessment, and management of cybersecurity incidents and material risks associated with our corporate business systems, our product and service offerings, and third-party supplier relationships. Incident response plans and procedures are in place for the detection and response to cybersecurity incidents and events that may adversely affect the confidentiality, integrity or availability of our corporate business systems, our product and service offerings and third-party supplier dependencies. Our incident response plan includes a materiality assessment framework used for escalation protocols, navigation of materiality assessment determinations and procedures for post determination actions. Our incident response team includes our Senior Director of Cybersecurity, representatives from legal and delegates from our product engineering teams and corporate information technology teams. The incident response team will engage third-party incident management experts, including outside legal counsel, as necessary. Our Senior Director of Cybersecurity will provide updates to the internal audit team and our senior management team regarding any such incident until it has been addressed.

Our cybersecurity team implements various security processes, standard operating procedures and tools that aid in the prevention, detection, investigation, response and remediation of vulnerabilities and risks. These include, but are not limited to, endpoint and cloud threat detection and response systems, network application and API security services, cloud security posture management solutions, enterprise data loss prevention ("DLP") and governance services, cloud-native security scanners and source code analysis tooling. The cybersecurity team is responsible for the continuous monitoring, reporting and response to threats and vulnerabilities discovered through the deployment and operation of these tools. If any deficiencies relating to our internal controls over financial reporting are discovered, the Senior Director of Cybersecurity is required to report them to our internal audit team.

As part of our risk management process, our cybersecurity team conducts routine vulnerability and application security assessments, penetration testing, security and compliance audits, and ongoing risk assessments. We also engage third-party independent auditors to attest to the implementation and operational effectiveness of security controls implemented within our product and service environments in scope for Payment Card Industry Data Security Standard ("PCI DSS") and American Institute of Certified Public Accountants ("AICPA") System and Organization Controls ("SOC") as well as financial systems in scope for Sarbanes-Oxley information technology general controls. Additionally, our internal audit team conducts regularly scheduled audits of our IT and business systems. The results of these reviews are reported to senior management and the audit committee as part of the quarterly reporting process discussed above.

Item 2.   PROPERTIES

Our principal executive offices are located in 208,700 square feet of owned office space at 8383 Seneca Turnpike, New Hartford, New York, from which we operate out of 180,900 square feet and lease the remaining space to third parties. Our Restaurant/Retail segment also uses this space to assemble certain of our hardware products and for research and development, sales, and professional services. The Government segment's principal offices are located in 13,324 square feet of leased office space at 160 Brooks Road, Second Floor, Rome, New York from which it conducts sales, administrative, and research and development activities. In addition to these principal properties, we have leasehold interests in small office spaces located in Australia, Canada, India, United Arab Emirates, England, Switzerland, Serbia, Spain, and other locations within the U.S. We are currently operating in a substantially remote work environment and believe our current facilities are adequate for our present needs. If and when our property needs change, we believe the capacity of our current facilities and ability to obtain suitable additional facilities on commercially reasonable terms will satisfy our business requirements.

Item 3.   LEGAL PROCEEDINGS

The information set forth in "Note 13 – Commitments and Contingencies" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report is incorporated herein by reference. We do not believe that we have any pending litigation that would have a material adverse effect on our financial condition or results of operations.

Item 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Trading Market

Our common stock is listed on the New York Stock Exchange under the symbol "PAR". According to the records of our transfer agent, as of February 23, 2024, there were 267 holders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers, banks, and other nominees.

Dividend Policy

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to pay any cash dividends in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant.

Issuer Purchases of Equity Securities

Under our equity incentive plan, employees may elect to have us withhold shares to satisfy minimum statutory federal, state, and local tax withholding obligations arising from the vesting of their awards. When we withhold these shares, we are required to remit to the appropriate taxing authorities the market price of the awards withheld, which could be deemed a purchase of shares by us on the date of withholding. For the three months ended December 31, 2023, there were no shares withheld.

Performance Graph

The performance graph below shows the cumulative total shareholder return on our common stock compared to the cumulative total shareholder return on the Russell 2000 index and the Russell 2000 Technology index, a published peer industry group of 190 companies on an annual basis.

The performance graph assumes the investment of $100 on December 31, 2018 in our common stock, the Russell 2000 and the Russell 2000 Technology indices. The cumulative total shareholder returns shown below represent the value that such investments would have had on December 31, 2023 (assuming reinvestment of all dividends). Historical stock price performance should not be relied upon as an indication of future stock price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among PAR Technology Corporation, the Russell 2000 Index
and the Russell 2000 Technology Index

Item 6. RESERVED

Not applicable.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto included under "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under "Forward-Looking Statements" and "Part I, Item 1A. Risk Factors" above.

The following section generally discusses year-over-year comparisons between 2023 and 2022. Discussions related to year-over-year comparisons between 2022 and 2021 are included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2022, filed with the SEC on March 21, 2023.

2023 Performance Highlights

- Annual Recurring Revenues ("ARR") grew to $136.9 million - a 22.8% increase from $111.4 million reported for the year ended December 31, 2022.

- Active sites expansion
  - Operator Solutions active sites expanded to 23.3 thousand - a 19.5% increase from the 19.5 thousand reported for the year ended December 31, 2022.
  - Back Office active sites expanded to 7.7 thousand - an 10.0% increase from the 7.0 thousand reported for the year ended December 31, 2022.

Refer to "Key Performance Indicators and Non-GAAP Financial Measures" below for important information on key performance indicators and non-GAAP financial measures, including ARR, active sites, and adjusted subscription service gross margin, used by us to evaluate Restaurant/Retail segment performance.

RESULTS OF OPERATIONS

Results of operations for the years ended December 31, 2023, 2022, and 2021 were as follows:

Consolidated Results

in thousands	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2023	2022	2021	2023	2022	2021	2023 vs 2022	2022 vs 2021
Net revenues:								
Hardware	$ 103,391	$ 114,410	$ 105,014	24.9 %	32.2 %	37.1 %	(9.6)%	8.9 %
Subscription service	122,597	97,499	62,649	29.5 %	27.4 %	22.1 %	25.7 %	55.6 %
Professional service	50,726	50,438	42,688	12.2 %	14.2 %	15.1 %	0.6 %	18.2 %
Contract	139,109	93,448	72,525	33.5 %	26.3 %	25.6 %	48.9 %	28.8 %
Total revenues, net	$ 415,823	$ 355,795	$ 282,876	100.0 %	100.0 %	100.0 %	16.9 %	25.8 %
Gross margin								
Hardware	23,072	22,186	24,173	5.5 %	6.2 %	8.5 %	4.0 %	(8.2)%
Subscription service	58,862	50,075	23,998	14.2 %	14.1 %	8.5 %	17.5 %	108.7 %
Professional service	7,512	9,456	8,113	1.8 %	2.7 %	2.9 %	(20.6)%	16.6 %
Contract	8,864	7,576	5,837	2.1 %	2.1 %	2.1 %	17.0 %	29.8 %
Total gross margin	98,310	89,293	62,121	23.6 %	25.1 %	22.0 %	10.1 %	43.7 %
Operating expenses:								
Sales and marketing	38,513	34,900	24,166	9.3 %	9.8 %	8.5 %	10.4 %	44.4 %
General and administrative	68,992	66,319	59,832	16.6 %	18.6 %	21.2 %	4.0 %	10.8 %
Research and development	58,356	48,643	34,579	14.0 %	13.7 %	12.2 %	20.0 %	40.7 %
Amortization of identifiable intangible assets	1,858	1,863	1,825	0.4 %	0.5 %	0.6 %	(0.3)%	2.1 %
Adjustment to contingent consideration liability	(9,200)	(4,400)	—	(2.2)%	(1.2)%	— %	109.1 %	N/A
Gain on insurance proceeds	(500)	—	(4,400)	(0.1)%	— %	(1.6)%	N/A	(100.0)%
Total operating expenses	158,019	147,325	116,002	38.0 %	41.4 %	41.0 %	7.3 %	27.0 %
Operating loss	(59,709)	(58,032)	(53,881)	(14.4)%	(16.3)%	(19.0)%	2.9 %	7.7 %
Other expense, net	(489)	(1,224)	(1,279)	(0.1)%	(0.3)%	(0.5)%	(60.0)%	(4.3)%
Loss on extinguishment of debt	(635)	—	(11,916)	(0.2)%	— %	(4.2)%	N/A	(100.0)%
Interest expense, net	(6,931)	(8,811)	(18,147)	(1.7)%	(2.5)%	(6.4)%	(21.3)%	(51.4)%
Loss before (provision for) benefit from income taxes	(67,764)	(68,067)	(85,223)	(16.3)%	(19.1)%	(30.1)%	(0.4)%	(20.1)%
(Provision for) benefit from income taxes	(1,988)	(1,252)	9,424	(0.5)%	(0.4)%	3.3 %	58.8 %	(113.3)%
Net loss	$ (69,752)	$ (69,319)	$ (75,799)	(16.8)%	(19.5)%	(26.8)%	0.6 %	(8.5)%

Beginning with this Annual Report, we retroactively split our "Selling, general and administrative" financial statement line item ("FSLI") into two FSLIs, "Sales and marketing" and "General and administrative". Refer to "Note 1 - Summary of Significant Accounting Policies" within "Item 8. Financial Statements and Supplementary Data" for additional information.

Segment Revenue by Product Line as Percentage of Total Revenue

In thousands	Year Ended December 31, 2023	2022	2021	Percentage of total revenue 2023	2022	2021	Increase (decrease) 2023 vs 2022	2022 vs 2021
Hardware	$ 103,391	$ 114,410	$ 105,014	24.9 %	32.2 %	37.1 %	(9.6)%	8.9 %
Subscription service	122,597	97,499	62,649	29.5 %	27.4 %	22.1 %	25.7 %	55.6 %
Professional service	50,726	50,438	42,688	12.2 %	14.2 %	15.1 %	0.6 %	18.2 %
Total Restaurant/Retail	$ 276,714	$ 262,347	$ 210,351	66.5 %	73.7 %	74.4 %	5.5 %	24.7 %
Mission systems	35,583	35,458	38,311	8.6 %	10.0 %	13.5 %	0.4 %	(7.4)%
ISR	102,153	56,141	33,188	24.6 %	15.8 %	11.7 %	82.0 %	69.2 %
Commercial software	1,373	1,849	1,026	0.3 %	0.5 %	0.4 %	(25.7)%	80.2 %
Total Government	$ 139,109	$ 93,448	$ 72,525	33.5 %	26.3 %	25.6 %	48.9 %	28.8 %
Total revenue	$ 415,823	$ 355,795	$ 282,876	100.0 %	100.0 %	100.0 %	16.9 %	25.8 %

Revenues, Net

in thousands	Year Ended December 31, 2023	2022	2021	Percentage of total revenue 2023	2022	2021	Increase (decrease) 2023 vs 2022	2022 vs 2021
Revenues, net:								
Hardware	$103,391	$114,410	$105,014	24.9 %	32.2 %	37.1 %	(9.6)%	8.9 %
Subscription service	122,597	97,499	62,649	29.5 %	27.4 %	22.1 %	25.7 %	55.6 %
Professional service	50,726	50,438	42,688	12.2 %	14.2 %	15.1 %	0.6 %	18.2 %
Contract	139,109	93,448	72,525	33.5 %	26.3 %	25.6 %	48.9 %	28.8 %
Total revenues, net	$415,823	$355,795	$282,876	100.0 %	100.0 %	100.0 %	16.9 %	25.8 %

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Total revenues were $415.8 million for the year ended December 31, 2023, an increase of $60.0 million or 16.9% compared to $355.8 million for the year ended December 31, 2022.

Hardware revenues were $103.4 million for the year ended December 31, 2023, a decrease of $11.0 million or 9.6% compared to $114.4 million for the year ended December 31, 2022. The decrease was substantially driven by decreases in hardware revenues from terminals of $6.7 million and kitchen display systems of $5.3 million, both substantially driven by a decrease in sales volume.

Subscription service revenues were $122.6 million for the year ended December 31, 2023, an increase of $25.1 million or 25.7% compared to $97.5 million for the year ended December 31, 2022. The increase was substantially driven by increased subscription service revenues from our Operator Solutions services of $13.5 million driven by a 19.5% increase in active sites and a 14.5% increase in average revenue per site. The residual increase was substantially driven by increased subscription service revenues from our Guest Engagement services of $10.0 million driven by a 1.3% increase in active sites and a 6.7% increase in average revenue per site.

Professional service revenues were $50.7 million for the year ended December 31, 2023, which remained relatively unchanged compared to $50.4 million for the year ended December 31, 2022.

Contract revenues were $139.1 million for the year ended December 31, 2023, an increase of $45.7 million or 48.9% compared to $93.4 million for the year ended December 31, 2022. The increase was substantially driven by Government segment's Intelligence, Surveillance, and Reconnaissance solutions ("ISR Solutions") product line revenues due to continued Counter small Unmanned Aircraft System tasks orders.

Gross Margin

in thousands	Year Ended December 31,			Gross Margin Percentage			Increase (decrease)	
							2023 vs 2022	2022 vs 2021
	2023	2022	2021	2023	2022	2021		
Gross margin								
Hardware	$ 23,072	$ 22,186	$ 24,173	22.3 %	19.4 %	23.0 %	4.0 %	(8.2)%
Subscription service	58,862	50,075	23,998	48.0 %	51.4 %	38.3 %	17.5 %	108.7 %
Professional service	7,512	9,456	8,113	14.8 %	18.7 %	19.0 %	(20.6)%	16.6 %
Contract	8,864	7,576	5,837	6.4 %	8.1 %	8.0 %	17.0 %	29.8 %
Total gross margin	$ 98,310	$ 89,293	$ 62,121	23.6 %	25.1 %	22.0 %	10.1 %	43.7 %

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Total gross margin as a percentage of total revenue for the year ended December 31, 2023, decreased to 23.6% as compared to 25.1% for the year ended December 31, 2022.

Hardware margin as a percentage of hardware revenue for the year ended December 31, 2023, increased to 22.3% as compared to 19.4% for the year ended December 31, 2022. The increase in margin was substantially driven by improved inventory management resulting in lower excess and obsolescent inventory charges during the year ended December 31, 2023.

Subscription service margin as a percentage of subscription service revenue for the year ended December 31, 2023, decreased to 48.0% as compared to 51.4% for the year ended December 31, 2022. The decrease was substantially driven by absorbing the initial growth of MENU and PAR Payment Services, which are both early stage products. Subscription service margin for the year ended December 31, 2023, included $22.2 million of amortization of acquired and internally developed technology compared to $21.4 million of amortization of acquired and internally developed technology for the year ended December 31, 2022. Excluding the amortization of acquired and internally developed technology, adjusted subscription service gross margin was 66.1% compared to 73.3% for the years ended December 31, 2023 and 2022, respectively (refer to "Non-GAAP Financial Measures" below for important information regarding adjusted subscription service gross margin, a non-GAAP financial measure).

Professional service margin as a percentage of professional service revenue for the year ended December 31, 2023, decreased to 14.8% as compared to 18.7% for the year ended December 31, 2022. The decrease was substantially driven by decreases in margins for implementation services and hardware service repair, partially offset by an increase in margin on our installation services.

Contract margin as a percentage of contract revenue for the year ended December 31, 2023, decreased to 6.4% compared to 8.1% for the year ended December 31, 2022. The decrease in contract margin was substantially driven by the Air Force Research Laboratory Counter-small Unmanned Aircraft System contract within the Government segment's ISR Solutions product line having a lower contracted margin than historical contracts.

Sales and Marketing Expenses ("S&M")

in thousands	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
							2023 vs 2022	2022 vs 2021
	2023	2022	2021	2023	2022	2021		
Sales and marketing	$38,513	$34,900	$24,166	9.3 %	9.8 %	8.5 %	10.4 %	44.4 %

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

S&M expenses were $38.5 million for the year ended December 31, 2023, an increase of $3.6 million or 10.4% compared to $34.9 million for the year ended December 31, 2022. The increase was substantially driven by a $1.9 million increase in sales and marketing efforts for MENU driven by the year ended December 31, 2022 only having approximately five months of post-acquisition MENU S&M expenses. The residual increase was substantially driven by an increase in purchased services and higher compensation costs associated with additional personnel as we continue to support the growth of our business.

General and Administrative Expenses ("G&A")

in thousands	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2023	2022	2021	2023	2022	2021	2023 vs 2022	2022 vs 2021
General and administrative	$68,992	$66,319	$59,832	16.6 %	18.6 %	21.2 %	4.0 %	10.8 %

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

G&A expenses were $69.0 million for the year ended December 31, 2023, an increase of $2.7 million or 4.0% compared to $66.3 million for the year ended December 31, 2022. The increase was substantially driven by a $4.3 million increase in internal technology infrastructure costs substantially driven by an increase in purchased services as we continue to support the growth of our business, partially offset by a $1.3 million decrease in employee benefit expenses.

Research and Development Expenses

in thousands	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2023	2022	2021	2023	2022	2021	2023 vs 2022	2022 vs 2021
Research and development	$58,356	$48,643	$34,579	14.0 %	13.7 %	12.2 %	20.0 %	40.7 %

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

R&D expenses were $58.4 million for the year ended December 31, 2023, an increase of $9.7 million or 20.0% compared to $48.6 million for the year ended December 31, 2022. The increase was substantially driven by an increase in R&D expense related to our offerings for Guest Engagement of $9.4 million, of which $6.2 million was driven by higher compensation costs associated with additional personnel as we continue to improve and diversify our product and service offerings. The residual increase of $3.2 million was driven by the year ended December 31, 2022 only including approximately five months of post-acquisition MENU R&D expenses.

Other Operating Expenses: Amortization of Intangible Assets / Contingent Consideration / Insurance Proceeds

in thousands	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2023	2022	2021	2023	2022	2021	2023 vs 2022	2022 vs 2021
Amortization of identifiable intangible assets	$ 1,858	$ 1,863	$ 1,825	0.4 %	0.5 %	0.6 %	(0.3)%	2.1 %
Adjustment to contingent consideration liability	(9,200)	(4,400)	—	(2.2)%	(1.2)%	— %	109.1 %	N/A
Gain on insurance proceeds	$ (500)	$ —	$ (4,400)	(0.1)%	— %	(1.6)%	N/A	(100.0)%

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Amortization of identifiable intangible assets was $1.9 million for the year ended December 31, 2023, which remained relatively unchanged as compared to $1.9 million for the year ended December 31, 2022.

Included in operating expenses for the year ended December 31, 2023 was a $9.2 million reduction to the fair value of the contingent consideration liability for certain post-closing revenue focused milestones from the acquisition of MENU Technologies A.G. (the "MENU Acquisition") compared to a $4.4 million reduction for the year ended December 31, 2022.

Gain on insurance proceeds was $0.5 million for the year ended December 31, 2023, in connection with our settlement of a legacy claim. There was no comparable gain for the year ended December 31, 2022.

Other Expense, Net

in thousands	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2023	2022	2021	2023	2022	2021	2023 vs 2022	2022 vs 2021
Other expense, net	$ (489)	$ (1,224)	$ (1,279)	(0.1)%	(0.3)%	(0.5)%	(60.0)%	(4.3)%

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Other expense, net was $0.5 million for the year ended December 31, 2023, an increase of $0.7 million as compared to $1.2 million for the year ended December 31, 2022. Other expense, net substantially includes rental income, net of applicable expenses, foreign currency transactions gains and losses and other non-operating income (expense). The change was substantially driven by sales and use tax expense and other miscellaneous expenses.

Loss on Extinguishment of Debt

in thousands	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2023	2022	2021	2023	2022	2021	2023 vs 2022	2022 vs 2021
Loss on extinguishment of debt	$ (635)	$ —	$(11,916)	(0.2)%	— %	(4.2)%	N/A	(100.0)%

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Loss on extinguishment of debt was $0.6 million for the year ended December 31, 2023, related to the induced conversion of the 4.500% Convertible Senior Notes due 2024 (the "2024 Notes"). There was no comparable loss for the year ended December 31, 2022.

Interest Expense, Net

in thousands	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2023	2022	2021	2023	2022	2021	2023 vs 2022	2022 vs 2021
Interest expense, net	$ (6,931)	$ (8,811)	$(18,147)	(1.7)%	(2.5)%	(6.4)%	(21.3)%	(51.4)%

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Interest expense, net was $6.9 million for the year ended December 31, 2023, a decrease of $1.9 million or 21.3% as compared to $8.8 million for the year ended December 31, 2022. The change was substantially driven by a $1.7 million increase in interest revenue from our short-term investments during the year ended December 31, 2023.

Taxes

in thousands	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2023	2022	2021	2023	2022	2021	2023 vs 2022	2022 vs 2021
(Provision for) benefit from income taxes	$ (1,988)	$ (1,252)	$ 9,424	(0.5)%	(0.4)%	3.3 %	58.8 %	(113.3)%

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The provision for income taxes of $2.0 million for the year ended December 31, 2023 was substantially due to foreign jurisdiction tax obligations. The provision income taxes of $1.3 million for the year ended December 31, 2022 was substantially due to foreign jurisdiction tax obligations.

Key Performance Indicators and Non-GAAP Financial Measures:

We monitor certain key performance indicators and non-GAAP financial measures in the evaluation and management of our business; certain key performance indicators and non-GAAP financial measures are provided in this Annual Report because we believe they are useful in facilitating period-to-period comparisons of our business performance. Key performance indicators and non-GAAP financial measures do not reflect and should be viewed independently of our financial performance determined in accordance with GAAP. Key performance indicators and non-GAAP financial measures are not forecasts or indicators of future or expected results and should not have undue reliance placed upon them by investors.

Key Performance Indicators

Within this Annual Report, the Company makes reference to annual recurring revenue, or ARR, and active sites, which are both key performance indicators. The Company utilizes ARR and active sites as key performance indicators of the scale of our subscription services for both new and existing customers.

ARR is the annualized revenue from our subscription services, which includes subscription fees for our SaaS solutions, related support, and transaction-based fees for payment processing services. We calculate ARR by annualizing the monthly recurring revenue for all active sites as of the last day of each month for the respective reporting period. ARR is an operating measure, it does not reflect our revenue determined in accordance with GAAP, and ARR should be viewed independently of, and not combined with or substituted for, our revenue and other financial information determined in accordance with GAAP. Further, ARR is not a forecast of future revenue and investors should not place undue reliance on ARR as an indicator of our future or expected results.

Active sites represent locations active on our subscription services as of the last day of the respective reporting period.

Our key performance indicators ARR and active sites are organized in alignment with our three subscription service categories: Guest Engagement (Punchh and MENU), Operator Solutions (Brink POS, PAR Pay, and PAR Payment Services), and Back Office (Data Central).

Annual Recurring Revenue

In thousands	Year Ended December 31,			Increase (decrease)	
	2023	2022	2021	2023 vs 2022	2022 vs 2021
Guest Engagement*	$ 63,784	$ 58,933	$ 46,686	8.2 %	26.2 %
Operator Solutions	60,159	41,614	32,120	44.6 %	29.6 %
Back Office	12,960	10,896	9,390	18.9 %	16.0 %
Total	$ 136,903	$ 111,443	$ 88,196	22.8 %	26.4 %

*Guest Engagement ARR includes MENU ARR only in the years ended December 31, 2023 and 2022.

Active Sites

In thousands	Year Ended December 31,			Increase (decrease)	
	2023	2022	2021	2023 vs 2022	2022 vs 2021
Guest Engagement*	70.8	69.9	56.1	1.3 %	24.6 %
Operator Solutions	23.3	19.5	15.9	19.5 %	22.6 %
Back Office	7.7	7.0	6.3	10.0 %	11.1 %

*Guest Engagement active sites includes MENU active sites only in the years ended December 31, 2023 and 2022.

Non-GAAP Financial Measures

Within this Annual Report, the Company makes reference to adjusted subscription service gross margin, EBITDA, adjusted EBITDA, adjusted net loss, and adjusted diluted net loss per share which are non-GAAP financial measures. Adjusted subscription service gross margin represents subscription service gross margin adjusted to exclude amortization from acquired and internally developed software. EBITDA represents net loss before income taxes, interest expense and depreciation and amortization. Adjusted EBITDA represents EBITDA as adjusted to exclude certain non-cash and non-recurring charges, including stock-based compensation, acquisition expenses, certain pending litigation expenses and other non-recurring charges that may not be indicative of our financial performance. Adjusted net loss and adjusted diluted net loss per share represents net loss and net loss per share excluding amortization of acquired intangible assets, certain non-cash and non-recurring charges, including stock-based compensation, acquisition expense, certain pending litigation expenses and other non-recurring charges that may not be indicative of our financial performance.

The Company is presenting adjusted subscription service gross margin, adjusted EBITDA, adjusted net loss, and adjusted diluted net loss per share because we believe that these financial measures provide supplemental information that may be useful to investors in evaluating the Company's core business operating results and comparing such results to other similar companies. Management believes that adjusted subscription service gross margin, EBITDA, adjusted EBITDA, adjusted net loss, and adjusted diluted net loss per share, when viewed with the Company's results of operations in accordance with GAAP and the reconciliations to the most directly comparable GAAP measures provided in the tables below (refer to "Gross margin" discussion above for a reconciliation of subscription service gross margin to adjusted subscription service gross margin), provide useful information about operating performance and period-over-period growth, and provide additional information that is useful for evaluating the operating performance of the Company's core business without regard to potential distortions. Management also believes that adjusted EBITDA provides investors with insight into factors and trends that could affect the Company's ongoing cash earnings, from which capital investments are made and debt is serviced.

The Company's results of operations are impacted by certain non-cash and non-recurring charges, including stock-based compensation, acquisition related expenditures, and other non-recurring charges that may not be indicative of the Company's on-going or long-term financial performance. Management believes that adjusting its net loss and diluted net loss per share to remove non-recurring charges provides a useful perspective with respect to the Company's results of operations and provides supplemental information to both management and investors by removing items that are difficult to predict and are often unanticipated.

Adjusted subscription service gross margin, EBITDA, adjusted EBITDA, adjusted net loss, and adjusted diluted net loss per share are not measures of financial performance under GAAP and should not be considered as alternatives to subscription service gross margin or net income (loss) as indicators of operating performance. Additionally, these measures may not be comparable to similarly titled measures disclosed by other companies. The tables below provide reconciliations between net loss and EBITDA, adjusted EBITDA, and adjusted net loss, as well as between diluted net loss per share and adjusted diluted net loss per share.

in thousands		Year Ended December 31,				
		2023		2022		2021
Reconciliation of Net Loss to EBITDA and Adjusted EBITDA						
Net loss	$	(69,752)	$	(69,319)	$	(75,799)
Provision for (benefit from) income taxes		1,988		1,252		(9,424)
Interest expense		6,931		8,811		18,147
Depreciation and amortization		27,481		26,095		21,421
EBITDA	$	(33,352)	$	(33,161)	$	(45,655)
Stock-based compensation expense (1)		14,427		13,426		14,615
Regulatory matters (2)		—		415		50
Contingent consideration (3)		(9,200)		(4,400)		—
Litigation expense (4)		(808)		525		790
Transaction costs (5)		2,273		1,300		3,612
Gain on insurance proceeds (6)		(500)		—		(4,400)
Severance (7)		253		525		—
Loss on extinguishment of debt (8)		635		—		11,916
Impairment loss (9)		—		1,301		—
Other expense – net (10)		489		1,224		1,279
Adjusted EBITDA	$	(25,783)	$	(18,845)	$	(17,793)

1 Adjustments reflect total stock-based compensation expense for the years ended December 31, 2023, 2022 and 2021 of $14.4 million, $13.4 million and $14.6 million, respectively.

2 Adjustment reflects non-recurring expenses related to our efforts to resolve regulatory matters of $0.4 million and $0.1 million for the years ended December 31, 2022 and 2021, respectively.

3 Adjustments reflect non-cash reductions to the fair market value of the contingent consideration liability of $9.2 million and $4.4 million related to the MENU Acquisition as of the years ended December 31, 2023 and 2022, respectively.

4 Adjustment reflects the release of a loss contingency for a legal matter of $0.8 million for the year ended December 31, 2023 and settlement expenses for legal matters of $0.5 million and $0.8 million for the years ended December 31, 2022 and 2021, respectively.

5 Adjustment reflects non-recurring professional fees incurred in transaction due diligence of $2.3 million for the year ended December 31, 2023, and acquisition expenses incurred in the MENU Acquisition of $1.3 million and Punchh Acquisition of $3.6 million for the years ended December 31, 2022 and 2021, respectively.

6 Adjustment represents the gain on insurance stemming from a legacy claim of $0.5 million and $4.4 million for the years ended December 31, 2023 and 2021, respectively.

7 Adjustment reflects the severance included in general and administrative expense and research and development expense of $0.3 million and $0.5 million for the years ended December 31, 2023 and 2022, respectively.

8 Adjustment reflects loss on extinguishment of debt of $0.6 million related to the induced conversion of the 2024 Notes during the year ended December 31, 2023, and $11.9 million related to the repayment of the Owl Rock Term Loan during the year ended December 31, 2021.

9 Adjustment reflects impairment loss included in research and development expense related to the impairment of internally developed software costs not meeting the general release threshold as a result of acquiring go-to-market software in the MENU Acquisition.

10 Adjustment reflects foreign currency transaction gains and losses, rental income and losses, and other non-recurring expenses recorded in other expense, net in the accompanying statements of operations.

	Year Ended December 31,					
in thousands	2023		2022		2021	
Reconciliation of Net Loss/Diluted Net Loss per share to Adjusted Net Loss/Adjusted Diluted Loss per Share:						
Net loss / diluted earnings per share	$ (69,752)	$ (2.53)	$ (69,319)	$ (2.55)	$ (75,799)	$ (3.02)
Provision for (benefit from) income taxes (1)	—	—	—	—	(10,417)	(0.42)
Non-cash interest expense (2)	2,093	0.08	1,997	0.07	8,727	0.35
Acquired intangible assets amortization (3)	18,074	0.66	17,111	0.63	13,802	0.55
Stock-based compensation expense (4)	14,427	0.52	13,426	0.49	14,615	0.58
Regulatory matters (5)	—	—	415	0.02	50	—
Contingent consideration (6)	(9,200)	(0.33)	(4,400)	(0.16)	—	—
Litigation expense (7)	(808)	(0.03)	525	0.02	790	0.03
Transaction costs (8)	2,273	0.08	1,300	0.05	3,612	0.14
Gain on insurance proceeds (9)	(500)	(0.02)	—	—	(4,400)	(0.18)
Severance (10)	253	0.01	525	0.02	—	—
Loss on extinguishment of debt (11)	635	0.02	—	—	11,916	0.47
Impairment loss (12)	—	—	1,301	0.05	—	—
Other expense – net (13)	489	0.02	1,224	0.05	1,279	0.05
Adjusted net loss/diluted loss per share	$ (42,016)	$ (1.52)	$ (35,895)	$ (1.32)	$ (35,825)	$ (1.43)
Weighted average common shares outstanding	27,552		27,152		25,088	

1 Adjustment reflects a partial release of our deferred tax asset valuation allowance of $10.4 million related to the Punchh Acquisition for the year ended December 31, 2021. The income tax effect of the below adjustments were not tax-effected due to the valuation allowance on all of our net deferred tax assets.

2 Adjustment reflects non-cash accretion of interest expense and amortization of issuance costs related to the 2024 Notes, Senior Notes, and the Owl Rock Term Loan of $2.1 million, $2.0 million, and $8.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.

3 Adjustment reflects amortization expense of acquired developed technology within cost of sales of $16.2 million, $15.2 million, and $12.0 million for the years ended December 31, 2023, 2022, and 2021, respectively; and amortization expense of acquired intangible assets of $1.9 million, $1.9 million, and $1.8 million for the years ended December 31, 2023, 2022, and 2021, respectively.

4 Adjustments reflect total stock-based compensation expense for the years ended December 31, 2023, 2022 and 2021 of $14.4 million, $13.4 million and $14.6 million respectively.

5 Adjustment reflects non-recurring expenses related to our efforts to resolve regulatory matters of $0.4 million and $0.1 million for the years ended December 31, 2022 and 2021, respectively.

6 Adjustments reflect non-cash reductions to the fair market value of the contingent consideration liability of $9.2 million and $4.4 million related to the MENU Acquisition for the years ended December 31, 2023 and 2022, respectively.

7 Adjustment reflects the release of a loss contingency for a legal matter of $0.8 million for the year ended December 31, 2023 and settlement expenses for legal matters of $0.5 million and $0.8 million for the years ended December 31, 2022 and 2021, respectively.

8 Adjustment reflects non-recurring professional fees incurred in transaction due diligence of $2.3 million for the year ended December 31, 2023 and acquisition expenses incurred in the MENU Acquisition of $1.3 million and Punchh Acquisition of $3.6 million for the years ended December 31, 2022 and 2021, respectively.

9 Adjustment represents the gain on insurance stemming from a legacy claim of $0.5 million and $4.4 million for the years ended December 31, 2023 and 2021, respectively.

10 Adjustment reflects the severance included in general and administrative expense and research and development expense of $0.3 million and $0.5 million for the years ended December 31, 2023 and 2022, respectively.

11 Adjustment reflects loss on extinguishment of debt of $0.6 million related to the induced conversion of the 2024 Notes during the year ended December 31, 2023, and $11.9 million related to the repayment of the Owl Rock Term Loan during the year ended December 31, 2021.

12 Adjustment reflects impairment loss included in research and development expense related to the impairment of internally developed software costs not meeting the general release threshold as a result of acquiring go-to-market software in the MENU Acquisition.

13 Adjustment reflects foreign currency transaction gains and losses, rental income and losses, and other non-recurring expenses recorded in other expense, net in the accompanying statements of operations.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents and short-term investments. As of December 31, 2023, we had cash and cash equivalents of $37.4 million and short-term investments of $37.2 million. Cash and cash equivalents consist of highly liquid investments with maturities of 90 days or less, including money market funds. Short-term investments are held-to-maturity investment securities consisting of investment-grade interest bearing instruments, primarily treasury bills and notes, which are stated at amortized cost.

Cash used in operating activities was $17.1 million for the year ended December 31, 2023, compared to $43.1 million for the year ended December 31, 2022. Cash used in operating activities for the year ended December 31, 2023, was substantially driven by a net loss from operations of $69.8 million, net of non-cash charges of $32.5 million, partially off-set by a reduction in net working capital requirements substantially driven by a decrease in inventory of $16.0 million, due to improved inventory management, and an increase in accounts payable of $6.3 million resulting from a growth in expenses and timing of payments.

Cash used in investing activities was $7.8 million for the year ended December 31, 2023, compared to $66.7 million for the year ended December 31, 2022. Cash used in investing activities for the year ended December 31, 2023, included $1.9 million of cash consideration, net of cash acquired, for the rights to ongoing payment facilitator referral commissions from a privately held restaurant technology company (the "Q4 2023 Acquisition") and capital expenditures of $5.5 million for internal use software and $5.3 million for developed technology costs associated with our Restaurant/Retail software platforms, partially off-set by $5.0 million of proceeds from net sales of short-term held-to-maturity securities.

Cash used in financing activities was $1.6 million for the year ended December 31, 2023, compared to cash provided by financing activities of $2.6 million for the year ended December 31, 2022. Cash used in financing activities for the year ended December 31, 2023, was substantially driven by stock based compensation related transactions. We do not have any off-balance sheet arrangements or obligations.

We expect our available cash and cash equivalents will be sufficient to meet our operating needs for at least the next 12 months. Over the next 12 months our total contractual obligations are $35.9 million, consisting of purchase commitments for normal operations (purchase of inventory, software licensing, use of external labor, and third-party cloud services) of $27.1 million, interest payments of $7.4 million related to the Senior Notes, and facility leases of $1.4 million. We expect to fund such commitments with cash provided by operating activities and our sources of liquidity.

Our non-current contractual obligations are $414.2 million, consisting of purchase commitments for normal operations (purchase of inventory, software licensing, use of external labor, and third-party cloud services) of $10.5 million, interest payments of $15.7 million and principal payments of $385.0 million related to the Senior Notes, and facility leases of $3.0 million. Refer to "Note 9 – Debt" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report for details.

Our actual cash needs will depend on many factors, including our rate of revenue and ARR growth, the timing and extent of spending to support our product development and corporate development efforts, the timing of introductions of new products and enhancements to existing products, market acceptance of our products, and the factors described above in this Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report and our other filings with the SEC.

From time to time, we may seek to raise additional capital through equity, equity-linked, and debt financing arrangements. In addition, our board of directors and management regularly evaluate our business, strategy, and financial plans and prospects. As part of this evaluation, the board of directors and management periodically consider strategic alternatives to maximize value for our shareholders, including strategic transactions such as an acquisition, or a sale or spin-off of non-strategic company assets or businesses, including a sale of PAR Government Systems Corporation and/or one or more of its subsidiaries. We cannot provide assurance that any additional financing or strategic alternatives will be available to us on acceptable terms or at all.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are based on the application of accounting principles generally accepted in the United States of America. GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue, and expense amounts reported. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently applied. Valuations based on estimates are reviewed for reasonableness and adequacy on a consistent basis. Significant items subject to such estimates and assumptions include revenue recognition, stock-based compensation, the recognition and measurement of assets acquired and liabilities assumed in business combinations at fair value, the carrying amount of property, plant and equipment including right-to-use assets and liabilities, identifiable intangible assets and goodwill, valuation allowances for receivables, valuation of excess and obsolete inventories, and measurement of contingent consideration at fair value. Actual results could differ from these estimates. Our estimates are subject to uncertainties, including those associated with market conditions, risks and trends. Refer to "Item 1A. Risk Factors" of this Annual Report for additional information. Refer to "Note 1 - Summary of Significant Accounting Policies" for additional information regarding our accounting policies and other disclosures required by GAAP.

Revenue Recognition

Restaurant/Retail

The Company's revenue in the Restaurant/Retail segment is derived from three types of revenue: hardware sales, subscription services, and professional services. ASC Topic 606*: Revenue from Contracts with Customers* requires the Company to distinguish and measure performance obligations under customer contracts. Contract consideration is allocated to all performance obligations within the arrangement or contract. Performance obligations that are determined not to be distinct are combined with other performance obligations until the combined unit is determined to be distinct and that combined unit is then recognized as revenue over time or at a point in time depending on when control is transferred. The Company evaluated the potential performance obligations within its Restaurant/Retail segment and evaluated whether each performance obligation met the ASC Topic 606 criteria to be considered a distinct performance obligation.

Amounts invoiced in excess of revenue recognized represent deferred revenue. Contracts typically require payment within 30 to 90 days from the shipping date or installation date, depending on the Company's terms with the customer. The primary method used to estimate a stand-alone selling price, is the price that the Company charges for the particular good or service sold by the Company separately under similar circumstances to similar customers. The Company determines stand-alone selling prices for hardware and subscription services based on the price at which the Company sells the particular good or service separately in similar circumstances and to similar customers. The Company determines stand-alone selling prices for professional services by using an expected cost plus margin.

Hardware

Hardware revenue consists of hardware product sales and is recognized as a point in time revenue. Revenue on these items are recognized when the customer obtains control of the asset in accordance with the terms of sale. This generally occurs upon delivery to a third-party carrier for onward delivery to customer. We accept returns for hardware sales and recognize them at the time of sale as a reduction to revenue based on historical experience.

Subscription Service

Our subscription services consist of revenue from our SaaS solutions, related software support, and transaction-based payment processing services.

SaaS solutions

SaaS solution revenues consist of subscription fees from customers for access to our SaaS solutions and third party SaaS solutions and are recognized ratably over the contract period, commencing when the subscription service is made available to the customer, as the customer simultaneously receives and consumes the benefits of the Company's performance obligations. Our contracts with customers are generally for a period ranging from 12 to 36 months. We determined we are the principal in transferring these services to the customer and recognize revenue on a gross basis. We control the services being provided to our customer, are responsible for fulfillment of the promise in our contract with the customer, and have discretion in setting the price with our customer.

Software support

Software support revenues include fees from customers from the sales of varying levels of basic support services which are "stand-ready obligations" satisfied over time on the basis that the customer consumes and receives a benefit from having access to the Company's support resources, when and as needed, throughout the contract term, which is generally 12 months. For this reason, the basic support services are recognized ratably over the contract term since the Company satisfies its obligation to stand ready by performing these services each day.

Transaction-based payment processing

Transaction-based payment processing revenues include transaction-based payment processing services for customers which are charged a transaction fee for payment processing. This transaction fee is generally calculated as a percentage of the total transaction amount processed plus a fixed per transaction fee. We satisfy our payment processing performance obligations and recognize the transaction fees as revenue net of refunds and reversals initiated by the restaurant upon authorization by the issuing bank and submission for processing. We allocate all variable fees earned from transaction-based revenue to this performance obligation on the basis that it is consistent with the ASC 606 allocation objectives.

Our transaction-based payment processing contracts are primarily layered rate contracts. In layered rate contracts, we pass through the costs of interchange and card assessment and network fees to our customers, which are recorded as a reduction to revenue, and we incur processing fees, which are recorded as cost of sales. For layered rate contracts, we have concluded we are generally the principal in the performance obligation to process payments because we control the payment processing services before the customer receives them, perform authorization and fraud check procedures prior to submitting transactions for processing in the payment network, have sole discretion over which third-party acquiring payment processors we will use and are ultimately responsible to the customers for amounts owed if those acquiring payment processors do not fulfill their obligations. We generally have full discretion in setting processing prices charged to the customers. Additionally, we are obligated to comply with certain payment card network operating rules and contractual obligations under the terms of our registration as a payment facilitator and as a master merchant under our third-party acquiring payment processor agreements which make us liable for the costs of processing the transactions for our customers and chargebacks and other financial losses if such amounts cannot be recovered from the restaurant. However, specifically as it relates to the costs of interchange and card assessment and network fees, we have concluded we are the agent because we do not control pricing for these services and the costs are passed through to our customers.

Professional Service

Professional service revenue consists of revenues from hardware support, installations, implementations, and other professional services.

Hardware support

Hardware support revenues consists of fees from customers from the Company's Advanced Exchange overnight hardware replacement program, on-site support and extended warranty repair service programs and are all "stand-ready obligations" satisfied over time on the basis that the customer consumes and receives a benefit from having access to the Company's support resources, when and as needed, throughout the contract term, which is generally 12 months. For this reason, the support services are recognized ratably over the contract term since the Company satisfies its obligation to stand ready by performing these services each day.

Installations

Installation revenue is recognized point in time. Installation revenue is recognized when installation is complete and the customer obtains control of the related asset. The Company offers installation services to its customers for hardware for which the Company primarily hires third-party contractors to install the equipment on the Company's behalf. The Company pays third-party contractors an installation service fee based on an hourly rate agreed to by the Company and contractor. When third-party installers are used, the Company determines whether the nature of its performance obligations is to provide the specified goods or services itself (principal) or to arrange for a third-party to provide the goods or services (agent). In the Company's customer arrangements, the Company is primarily responsible for providing a good or service, has inventory risk before the good or service is transferred to the customer, and has discretion in establishing prices; as a result, the Company has concluded that it is the principal in the arrangement and records installation revenue on a gross basis.

Implementations

Implementation revenue includes set-up and activation fees from customers to implement our SaaS solutions. We have concluded that this service does not represent a stand-alone performance obligation and is instead tied to the performance obligation to provide the subscription service. As such, we defer and amortize related revenues and costs over the life of the contract, commencing when the subscription service is made available to the customer.

Other professional services

Other professional service revenue includes hardware repairs and maintenance not covered under hardware support, business process mapping, training, and other ad hoc professional services sold separately. Other professional service revenue is recognized point in time upon the completion of the service.

Government

PAR's Government segment provides technical expertise and development of advanced systems and software solutions for the U.S. Department of Defense, the intelligence community and other federal agencies. Additionally, we provide support services for satellite command and control, communication, and information technology systems at several DoD facilities worldwide. The Government segment has three principal contract offerings: intelligence, surveillance, and reconnaissance solutions, mission systems operations and maintenance, and commercial software products for use in analytic and operational environments that leverage geospatial intelligence data.

The Company's revenue in the Government segment is recognized over time as control is generally transferred continuously to its customers, with the exception of certain commercial software products that are transferred point in time when control transfers. Revenue generated by the Government segment is predominantly related to services; provided, however, revenue is also generated through the sale of materials, software, hardware, and maintenance. For the Government segment cost plus fixed fee contract portfolio, revenue is recognized over time using costs incurred to date to measure progress toward satisfying the Company's performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, material, overhead and general and administrative expenses. Profit is recognized on the fixed fee portion of the contract as costs are incurred and invoiced. Long-term fixed price contracts involve the use of judgment to estimate the total contract revenue and costs. For long-term fixed price contracts, the Company estimates the profit on a contract as the difference between the total estimated revenue and expected costs to complete the contract, and recognizes that profit over the life of the contract. Contract estimates are based on various assumptions to project the outcome of future events. These assumptions include: labor productivity and availability; the complexity of the work to be performed; and the performance of subcontractors. Revenue and profit in future periods of contract performance are recognized using the aforesaid assumptions, and adjusting the estimate of costs to complete a contract. Once the services provided are determined to be distinct or not distinct, the Company evaluates how to allocate the transaction price. Generally, the Government segment does not sell the same good or service to similar customers and the contract performance obligations are unique to each government solicitation.

In the Government segment, when determining revenue recognition, the Company analyzes whether its performance obligations under Government contracts are satisfied over a period of time or at a point in time. In general, the Company's performance obligations are satisfied over a period of time; however, there may be circumstances where the latter or both scenarios could apply to a contract.

The Company usually expects payment within 30 to 90 days from the date of service, depending on its terms with the customer. None of its contracts as of December 31, 2023 or December 31, 2022 contained a significant financing component.

Inventories

The Company's inventories are valued at the lower of cost and net realizable value, with cost determined using the weighted average cost method. The Company uses certain estimates and judgments and considers several factors including hardware demand, changes in customer requirements and changes in technology to provide for excess and obsolescence reserves to properly value inventory.

Capitalized Software Development Costs

We capitalize certain costs related to the development of our platform and other software applications for internal use in accordance with ASC Topic 350-40, *Intangibles - Goodwill and Other - Internal - Use Software*. We begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. We stop capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three to five years. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within research and development expenses in our consolidated statements of operations.

We exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that we change the manner in which we develop and test new features and functionalities related to our platform, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs we capitalize and amortize could change in future periods.

Accounting for Business Combinations

We account for acquired businesses using in accordance with ASC Topic 805, *Business Combinations*, which requires that acquired assets and assumed liabilities be recorded at their respective fair values on the date of acquisition. The fair value of the consideration paid is assigned to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded to goodwill. Intangible assets are amortized over the expected life of the asset. Fair value determinations and useful life estimates are based on, among other factors, estimates of expected future cash flows from revenues of the intangible assets acquired, estimates of appropriate discount rates used to present value expected future cash flows, estimated useful lives of the intangible assets acquired and other factors. Although we believe the assumptions and estimates it has made have been reasonable and appropriate, they are based, in part, on historical experience, information obtained from the management of the acquired companies and future expectations. For these and other reasons, actual results may vary significantly from estimated results.

Goodwill

Fair values of the reporting units are estimated using a weighted methodology considering the output from both the income and market approaches. The income approach incorporates the use of a DCF analysis. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including revenue growth, operating income margin and discount rate. These assumptions vary between the reporting units. The market approach incorporates the use of the quoted price and public company methods utilizing public market data for our company and comparable companies for each of our two reporting segments.

Restaurants/Retail:

We performed a quantitative assessment to test our Restaurant/Retail reporting unit impairment as of October 1, 2023. The excess of the estimated fair value over the carrying value (expressed as a percentage of carrying value) was in excess of its carrying value of $655 million by approximately 37% as of October 1, 2023.

In deriving our fair value estimates, we use key assumptions built on the current product portfolio mix adjusted to reflect continued revenue increases from our subscription services.

We use total annual revenue growth rates for the reporting unit ranging between 8% and 18% for the years 2024 through 2033. The growth rate reflects our projected revenues from anticipated increases in active sites of our subscription services at new and existing customer locations. These subscription services are expected to expand our capabilities into new markets. We believe these estimates are reasonable given the size of the overall market, combined with the projected market share we expect to achieve. Overall, the projected revenue growth rates ultimately trend to an estimated long term growth rate of 3%.

We use gross margin estimates that are reflective of expected increased recurring subscription service revenue that is expected to exceed historical gross margins. Estimates of operating expenses, working capital requirements and depreciation and amortization expense used for the Restaurant/Retail reporting unit are generally consistent with actual historical amounts, adjusted to reflect our continued investment and projected revenue growth from our core technology platforms. We believe utilization of actual historical results adjusted to reflect our continued investment in our products is an appropriate basis supporting the fair value of the Restaurant/Retail reporting unit.

Finally, we use a discount rate of 13% for the Restaurant/Retail reporting unit. This estimate was derived through a combination of current risk-free interest rate data, financial data from companies that PAR considers to be our competitors and was based on volatility between our historical financial projections and actual results achieved.

The current economic conditions and the continued volatility in the U.S. and in many other countries in which we operate could contribute to decreased consumer confidence and continued economic uncertainty which may adversely impact our operating performance. Although we have seen an improvement in the markets it serves, continued volatility in these markets could have an impact on purchases of our products, which could result in a reduction in sales, operating income and cash flows. Such reductions could have a material adverse impact on the underlying estimates used in deriving the fair value of our reporting units used to support our annual goodwill impairment test or could result in a triggering event requiring a fair value re-measurement, particularly if we are unable to achieve the estimates of revenue growth indicated in the preceding paragraphs. These conditions may result in an impairment charge in future periods.

We reconciled the aggregate estimated fair value of the reporting units to our market capitalization noting no goodwill impairment was recorded during the years ended December 31, 2023 or 2022.

Recent Accounting Pronouncements Not Yet Adopted

Refer to "Note 1 – Summary of Significant Accounting Policies" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report for details.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

Our primary exposures relate to certain non-dollar denominated sales and operating expenses in Canada, Europe, Asia, and Australia. These primary currencies are the Great British Pound, the Euro, the Swiss Franc, the Serbian Dinar, the Australian dollar, the Singapore dollar, the Canadian dollar, the Indian Rupee and the Chinese Renminbi. Accordingly, changes in exchange rates may negatively affect our revenue and net income (loss) as expressed in U.S. dollars. We also have foreign currency risk related to foreign currency transactions and monetary assets and liabilities, including intercompany balances denominated in currencies that are not the functional currency. We have experienced and will continue to experience fluctuations in our net income (loss) as a result of gains (losses) on these foreign currency transactions and the remeasurement of monetary assets and liabilities. As of December 31, 2023, the impact of foreign currency exchange rate changes on our revenues and net income (loss) was not material. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy.

Interest Rate Risk

As of December 31, 2023, we had $120.0 million, and $265.0 million in aggregate principal amount outstanding on the 2026 Notes and the 2027 Notes, respectively.

We carry the Senior Notes at face value less amortized debt issuance costs on the on the consolidated balance sheets. Since the Senior Notes bear interest at fixed rates, we have no financial statement risk associated with changes in interest rates. However, the fair value of the Senior Notes changes when the market price of our common stock fluctuates or interest rates change.

Item 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PAR Technology Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PAR Technology Corporation and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Acquisition — MENU Technologies AG —Contingent Consideration — Refer to Notes 2 and 15 to the consolidated financial statements

Critical Audit Matter Description

The Company completed the acquisition of MENU Technologies AG for $38.9 million on July 25, 2022, which included contingent consideration related to a potential earn-out provision. The purchase price was allocated to the assets acquired and liabilities assumed based on their preliminary determined respective fair values, including the fair value of contingent consideration for the earn-out liability of $14.2 million. As of December 31, 2023, the Company determined the fair value of the MENU earn-out to be $0.6M.

The Company determined the acquisition date fair value of contingent consideration associated with the MENU Acquisition using Monte-Carlo simulation valuation techniques. Furthermore, the significant inputs used in establishing the fair value include revenue volatility, discount rate, and projected year of payments. These are unobservable and reflect the Company's own judgements about the assumptions market participants would use in pricing the liability.

Therefore, the valuation of the contingent consideration for the MENU Technologies AG acquisition is considered complex and requires significant management judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the revenue volatility, discount rate, and projected year of payments used by management to estimate the fair value of the contingent consideration as of December 31, 2023 included the following, among others:

- We tested the effectiveness of controls over the valuation of the contingent consideration, including management's controls over revenue volatility, discount rate, and projected year of payments.

- We evaluated management's ability to accurately forecast future revenues through independent analysis including a comparison of actual results to management's historical forecasts.

- We evaluated the reasonableness of management's revenue forecasts by comparing forecasts to historical revenues and forecasted information included within Company press releases.

- With the assistance of our fair value specialists, we evaluated the reasonableness of (1) the valuation methodology and (2) the valuation assumptions, such as the revenue volatility, discount rate, and projected year of payments by:

    ◦ Testing the source information underlying the determination of the revenue and discount rates and testing the mathematical accuracy of the calculations; and developing a range of independent estimates and comparing those to those selected by management.

    ◦ Agreeing of the projected year of payments to underlying source documentation

/s/ Deloitte & Touche LLP

Rochester, New York
February 27, 2024

We have served as the Company's auditor since 2020.

PAR TECHNOLOGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,	
Assets	2023	2022
Current assets:		
Cash and cash equivalents	$ 37,369	$ 70,328
Cash held on behalf of customers	10,170	7,205
Short-term investments	37,194	40,290
Accounts receivable – net	63,382	59,960
Inventories	23,594	37,594
Other current assets	8,890	8,572
Total current assets	180,599	223,949
Property, plant and equipment – net	15,755	12,961
Goodwill	489,654	486,762
Intangible assets – net	94,852	111,097
Lease right-of-use assets	4,083	4,061
Other assets	17,663	16,028
Total Assets	$ 802,606	$ 854,858
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 29,808	$ 23,283
Accrued salaries and benefits	19,141	18,936
Accrued expenses	10,443	6,531
Customers payable	10,170	7,205
Lease liabilities – current portion	1,366	1,307
Customer deposits and deferred service revenue	9,304	10,562
Total current liabilities	80,232	67,824
Lease liabilities – net of current portion	2,819	2,868
Long-term debt	377,647	389,192
Deferred service revenue – noncurrent	4,204	5,125
Other long-term liabilities	4,639	14,655
Total liabilities	469,541	479,664
Shareholders' equity:		
Preferred stock, $.02 par value, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $.02 par value, 58,000,000 shares authorized; 29,386,234 and 28,589,567 shares issued, 28,029,915 and 27,319,045 outstanding at December 31, 2023 and December 31, 2022, respectively	584	570
Additional paid in capital	625,154	595,286
Accumulated deficit	(274,956)	(205,204)
Accumulated other comprehensive loss	(939)	(1,365)
Treasury stock, at cost, 1,356,319 and 1,270,522 shares at December 31, 2023 and December 31, 2022, respectively	(16,778)	(14,093)
Total shareholders' equity	333,065	375,194
Total Liabilities and Shareholders' Equity	$ 802,606	$ 854,858

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2023	2022	2021
Revenues, net:			
Hardware	$ 103,391	$ 114,410	$ 105,014
Subscription service	122,597	97,499	62,649
Professional service	50,726	50,438	42,688
Contract	139,109	93,448	72,525
Total revenues, net	415,823	355,795	282,876
Costs of sales:			
Hardware	80,319	92,224	80,841
Subscription service	63,735	47,424	38,651
Professional service	43,214	40,982	34,575
Contract	130,245	85,872	66,688
Total cost of sales	317,513	266,502	220,755
Gross margin	98,310	89,293	62,121
Operating expenses:			
Sales and marketing	38,513	34,900	24,166
General and administrative	68,992	66,319	59,832
Research and development	58,356	48,643	34,579
Amortization of identifiable intangible assets	1,858	1,863	1,825
Adjustment to contingent consideration liability	(9,200)	(4,400)	—
Gain on insurance proceeds	(500)	—	(4,400)
Total operating expenses	158,019	147,325	116,002
Operating loss	(59,709)	(58,032)	(53,881)
Other expense, net	(489)	(1,224)	(1,279)
Loss on extinguishment of debt	(635)	—	(11,916)
Interest expense, net	(6,931)	(8,811)	(18,147)
Loss before (provision for) benefit from income taxes	(67,764)	(68,067)	(85,223)
(Provision for) benefit from income taxes	(1,988)	(1,252)	9,424
Net loss	$ (69,752)	$ (69,319)	$ (75,799)
Net loss per share (basic and diluted)	$ (2.53)	$ (2.55)	$ (3.02)
Weighted average shares outstanding (basic and diluted)	27,552	27,152	25,088

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

| | Year Ended December 31, | | |
	2023	2022	2021
Net loss	$ (69,752)	$ (69,319)	$ (75,799)
Other comprehensive loss, net of applicable tax:			
Foreign currency translation adjustments	426	2,339	232
Comprehensive loss	$ (69,326)	$ (66,980)	$ (75,567)

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Capital in Excess of Par Value	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Shareholders' Equity
	Shares	Amount				Shares	Amount	
Balances at December 31, 2020	22,983	$ 459	$ 243,575	$ (46,706)	$ (3,936)	1,066	$ (4,987)	$ 188,405
Issuance of common stock upon the exercise of stock options	105	2	1,154	—	—	—	—	1,156
Issuance of common stock, net of issuance costs of $6.8 million	3,335	67	208,105	—	—	—	—	208,172
Net issuance of restricted stock awards	2	—	—	—	—	—	—	—
Net issuance of restricted stock units	176	4	368	—	—	—	—	372
Treasury stock acquired from employees upon vesting or forfeiture of restricted stock	—	—	—	—	—	115	(5,958)	(5,958)
Stock-based compensation	—	—	14,615	—	—	—	—	14,615
Issuance of common stock for acquisition	1,493	30	110,189	—	—	—	—	110,219
Equity component of issuance of 2027 convertible notes, net of deferred taxes of $0.7 million and issuance costs of $2.1 million	—	—	62,931	—	—	—	—	62,931
Foreign currency translation adjustments	—	—	—	—	232	—	—	232
Net loss	—	—	—	(75,799)	—	—	—	(75,799)
Balances at December 31, 2021	28,094	$ 562	$ 640,937	$ (122,505)	$ (3,704)	1,181	$ (10,945)	$ 504,345
Impact of ASU 2020-06 implementation (refer to "Note 1 - Summary of Significant Accounting Policies")	—	—	(66,656)	(13,380)	—	—	—	(80,036)
Balances at January 1, 2022	28,094	$ 562	$ 574,281	$ (135,885)	$ (3,704)	1,181	$ (10,945)	$ 424,309
Issuance of common stock upon the exercise of stock options	133	3	1,283	—	—	—	—	1,286
Net issuance of restricted stock awards and restricted stock units	200	2	(1)	—	—	—	—	1
Issuance of common stock for acquisition	163	3	6,297	—	—	—	—	6,300
Treasury stock acquired from employees upon vesting or forfeiture of restricted stock	—	—	—	—	—	90	(3,148)	(3,148)
Stock-based compensation	—	—	13,426	—	—	—	—	13,426
Foreign currency translation adjustments	—	—	—	—	2,339	—	—	2,339
Net loss	—	—	—	(69,319)	—	—	—	(69,319)
Balances at December 31, 2022	28,590	$ 570	$ 595,286	$ (205,204)	$ (1,365)	1,271	$ (14,093)	$ 375,194
Issuance of common stock upon the exercise of stock options	96	2	1,067	—	—	—	—	1,069
Net issuance of restricted stock awards and restricted stock units	203	2	—	—	—	—	—	2
Issuance of common stock for conversion of 2024 Notes	497	10	14,374	—	—	—	—	14,384
Treasury stock acquired from employees upon vesting or forfeiture of restricted stock	—	—	—	—	—	85	(2,685)	(2,685)
Stock-based compensation	—	—	14,427	—	—	—	—	14,427
Foreign currency translation adjustments	—	—	—	—	426	—	—	426
Net loss	—	—	—	(69,752)	—	—	—	(69,752)
Balances at December 31, 2023	29,386	$ 584	$ 625,154	$ (274,956)	$ (939)	1,356	$ (16,778)	$ 333,065

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net loss	$ (69,752)	$ (69,319)	$ (75,799)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	27,481	26,095	21,421
Accretion of debt in interest expense	2,205	1,997	8,725
Accretion of discount on held to maturity investments in interest expense, net	(1,886)	—	—
Current expected credit losses	579	1,204	1,290
Provision for obsolete inventory	(1,915)	69	103
Stock-based compensation	14,427	13,426	14,615
Impairment loss	—	1,301	—
Loss on debt extinguishment	635	—	11,916
Adjustment to contingent consideration liability	(9,200)	(4,400)	—
Deferred income tax	197	(373)	(10,417)
Changes in operating assets and liabilities:			
Accounts receivable	(4,155)	(11,240)	1,832
Inventories	16,012	(2,777)	(13,547)
Other current assets	(348)	949	(3,995)
Other assets	(1,602)	(5,052)	(4,001)
Accounts payable	6,309	2,191	4,911
Accrued salaries and benefits	168	1,361	(270)
Accrued expenses	3,395	1,012	(6,096)
Customer deposits and deferred service revenue	(2,179)	(5,851)	(1,710)
Customers payable	2,966	7,205	—
Other long-term liabilities	(412)	(868)	(2,134)
Net cash used in operating activities	(17,075)	(43,070)	(53,156)
Cash flows from investing activities:			
Cash paid for acquisition, net of cash acquired	(1,900)	(18,797)	(374,705)
Capital expenditures	(5,517)	(1,178)	(1,435)
Capitalization of software costs	(5,346)	(6,445)	(6,852)
Proceeds from sale of held to maturity investments	85,978	24,243	—
Purchases of held to maturity investments	(80,996)	(64,533)	—
Net cash used in investing activities	(7,781)	(66,710)	(382,992)
Cash flows from financing activities:			
Principal payments of long-term debt	—	(705)	(4,174)
Payments for the extinguishment of notes payable	—	—	(183,618)
Proceeds from common stock issuance	—	—	215,000
Payments for common stock issuance costs	—	—	(6,828)
Proceeds from debt issuance, net of original issue discount	—	—	441,385
Payments for debt issuance costs	—	—	(13,998)
Treasury stock acquired from employees upon vesting or forfeiture of restricted stock	(2,685)	(3,148)	(5,315)
Proceeds from exercise of stock options	1,069	1,286	1,156
Net cash (used in) provided by financing activities	(1,616)	(2,567)	443,608
Effect of exchange rate changes on cash and cash equivalents	(3,522)	1,461	273
Net (decrease) increase in cash, cash equivalents, and cash held on behalf of customers	(29,994)	(110,886)	7,733
Cash, cash equivalents, and cash held on behalf of customers at beginning of period	77,533	188,419	180,686
Cash, cash equivalents, and cash held on behalf of customers at end of period	$ 47,539	$ 77,533	$ 188,419

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands)

	Year Ended December 31,		
	2023	2022	2021
Reconciliation of cash, cash equivalents, and cash held on behalf of customers			
Cash and cash equivalents	$ 37,369	$ 70,328	$ 188,419
Cash held on behalf of customers	10,170	7,205	—
Total cash, cash equivalents, and cash held on behalf of customers	$ 47,539	$ 77,533	$ 188,419
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Income taxes	$ 3,223	$ 1,285	$ —
Capitalized software recorded in accounts payable	38	27	48
Capital expenditures in accounts payable	139	75	26
Tax withholding in accrued salaries and benefits related to treasury stock acquired from employees	—	—	643
Common stock issued for acquisition	—	6,300	110,219

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Nature of Business

PAR Technology Corporation (the "Company" or "PAR," "we," or "us"), through its consolidated subsidiaries, operates in two segments - the Restaurant/Retail segment and the Government segment. The Restaurant/Retail segment provides leading omnichannel cloud-based software and hardware solutions to the restaurant and retail industries. Our product and service offerings include point-of-sale, customer engagement and loyalty, digital ordering and delivery, operational intelligence technologies, payment processing, hardware, and related technologies, solutions, and services. We provide enterprise restaurants, franchisees, and other restaurant outlets in the three major restaurant categories - quick service, fast casual, and table service - with operational efficiencies through a data-driven network with integration capabilities from point-of-sale to the kitchen, to fulfillment. Our subscription services are grouped into three categories: Guest Engagement, which includes Punchh for customer loyalty and engagement and MENU for omnichannel digital ordering and delivery; Operator Solutions, which includes Brink POS for front-of-house and PAR Pay and PAR Payment Services for payments; and Back Office, which includes Data Central. PAR's Government segment provides technical expertise and development of advanced systems and software solutions for the U.S. Department of Defense ("DoD"), the intelligence community and other federal agencies. Additionally, we provide support services for satellite command and control, communication, and information technology systems at several DoD facilities worldwide. The Government segment has three principal contract offerings: intelligence, surveillance, and reconnaissance solutions ("ISR"), mission systems operations and maintenance ("Mission Systems"), and commercial software products for use in analytic and operational environments that leverage geospatial intelligence data ("Commercial Software"). The accompanying consolidated financial statements include the Company's accounts and those of its consolidated subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Basis of Presentation and Use of Estimates

The Company prepares its consolidated financial statements and related notes in accordance with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, stock-based compensation, the recognition and measurement of assets acquired and liabilities assumed in business combinations at fair value, the carrying amount of property, plant and equipment including right-to-use assets and liabilities, identifiable intangible assets and goodwill, valuation allowances for receivables, valuation of excess and obsolete inventories, and measurement of contingent consideration at fair value. Actual results could differ from these estimates.

Business Combinations

The Company accounts for business combinations pursuant to ASC Topic 805, *Business Combinations*, which requires that assets acquired and liabilities assumed be recorded at their respective fair values on the date of acquisition. The fair value of the consideration paid is assigned to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is allocated to goodwill. The purchase price allocation process requires the Company to make significant assumptions and estimates in determining the purchase price and the fair value of assets acquired and liabilities assumed at the acquisition date. The Company's assumptions and estimates are subject to refinement and, as a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon conclusion of the measurement period, any subsequent fair value adjustments are recorded in the Company's consolidated statements of operations. The Company's consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition.

Cash and Cash Equivalents and Cash Held on Behalf of Customers

The Company considers all highly liquid investments, purchased with a remaining maturity of three months or less, to be cash equivalents, including money market funds. Cash held on behalf of customers represents an asset arising from our payment processing services that is restricted for the purpose of satisfying obligations to remit funds to various merchants.

The Company maintained bank balances that, at times, exceeded the federally insured limit during the years ended December 31, 2023 and 2022. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

Cash and cash equivalents and cash held on behalf of customers consist of the following:

(in thousands)	December 31, 2023	December 31, 2022
Cash and cash equivalents		
Cash	$ 37,329	$ 18,856
Money market funds	40	51,472
Cash held on behalf of customers	10,170	7,205
Total cash, cash equivalents, and cash held on behalf of customers	$ 47,539	$ 77,533

Short-Term Investments

Short-term investments include held-to-maturity investment securities consisting of investment-grade interest bearing instruments, primarily treasury bills and notes, which are stated at amortized cost. The Company does not intend to sell these investment securities and the contractual maturities are not greater than 12 months. The Company did not record any material gains or losses on these securities during the year ended December 31, 2023. The estimated fair value of these securities approximated their carrying value as of December 31, 2023.

The carrying value of investment securities consist of the following:

(in thousands)	December 31, 2023	December 31, 2022
Short-term investments		
Treasury bills and notes	$ 37,194	$ 40,290
Total Short-term Investments	$ 37,194	$ 40,290

Accounts Receivable – Current Expected Credit Losses

The Company maintains a provision for accounts receivables that it does not expect to collect. In accordance with ASC Topic 326, *Financial Instruments - Credit Losses*, the Company accrues its estimated losses from uncollectible accounts receivable to the provision based upon recent historical experience, the length of time the receivable has been outstanding, other specific information as it becomes available, and reasonable and supportable forecasts not already reflected in the historical loss information. Provisions for current expected credit losses are charged to current operating expenses. Actual losses are charged against the provision when incurred.

Inventories

The Company's inventories are valued at the lower of cost and net realizable value, with cost determined using the weighted average cost method. The Company uses certain estimates and judgments and considers several factors including hardware demand, changes in customer requirements and changes in technology to provide for excess and obsolescence reserves to properly value inventory.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to forty years. Expenditures for maintenance and repairs are expensed as incurred.

Other Assets

Other assets include deferred implementation costs of $8.8 million and $7.4 million and deferred commissions of $2.6 million and $1.2 million at December 31, 2023 and December 31, 2022, respectively. Based on ASC Topic 340, *Other Assets and Deferred Costs*, we capitalize and amortize incremental costs of obtaining and fulfilling a contract over the period we expect to derive benefits from the contract, which we have determined as the initial term of a contract. We periodically adjust the carrying value of deferred implementation costs and deferred commissions to account for customers ceasing operations or otherwise discontinuing use of our subscription services. Amortization expense for deferred implementation costs is included in "Costs of sales: Professional service" and amortization expense for deferred commissions is included in "Sales and marketing" in the Company's consolidated statements of operations. Amortization of deferred implementation costs were $4.5 million, $2.4 million, and $0.4 million for the years ended December 31, 2023, 2022, and 2021 respectively. Amortization of deferred commissions were $0.9 million, $0.6 million, and $0.2 million for the years ended December 31, 2023, 2022, and 2021 respectively.

Other assets also include the cash surrender value of life insurance related to the Company's deferred compensation plan eligible to certain employees. The funded balance is reviewed on an annual basis. The balance of the life insurance policy was $3.3 million and $3.2 million at December 31, 2023 and December 31, 2022, respectively.

Identifiable Intangible Assets

The Company's identifiable intangible assets represent intangible assets acquired in the acquisition of Brink Software, Inc. in 2014, the acquisition of 3M Company's Drive-Thru Communications Systems in 2019, the Data Central Acquisition, the Punchh Acquisition, the MENU Acquisition, and software development costs.

The Company capitalizes certain costs related to the development of its platform and other software applications for internal use in accordance with ASC Topic 350-40, *Intangibles - Goodwill and Other - Internal - Use Software*. The Company begins to capitalize its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. The Company stops capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three to seven years. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within research and development expenses in the Company's consolidated statements of operations.

The Company exercises judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that the Company can change the manner in which new features and functionalities are developed and tested related to its platform, assessing the ongoing value of capitalized assets or determining the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs the Company capitalizes and amortizes could change in future periods.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company's impairment tests are based on the Company's identified reporting units within those operating segments used in the test for goodwill impairment. In conducting this impairment testing, the Company may first perform a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value. If not, no further goodwill impairment testing is required. If it is more likely than not that a reporting unit's fair value is less than its carrying value, or if we elect not to perform a qualitative assessment of a reporting unit, a quantitative analysis is performed, in which the fair value of the reporting unit is compared to its carrying value. If the carrying value of either reporting unit exceeds its fair value, an impairment charge is recognized for the excess of the carrying value of the reporting unit over its fair value.

The Company conducted its annual goodwill impairment test as of October 1, 2023. As a part of this analysis, we evaluated factors including, but not limited to, our market capitalization and stock price performance, macro-economic conditions, market and industry conditions, cost factors, the competitive environment, and the operational stability and overall financial performance of the reporting unit. The assessment indicated that it was more likely than not that the fair value of the reporting units exceeded its respective carrying value. As such, goodwill was not impaired. No impairment charge was recorded in any of the periods presented in the accompanying consolidated financial statements.

Impairment of Long-Lived Assets

The Company evaluates the accounting and reporting for the impairment of long-lived assets in accordance with the reporting requirements of ASC Topic 360-10, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company will recognize impairment of long-lived assets or asset groups if the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If the carrying value of a long-lived asset or asset group is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset or asset group for assets to be held and used, or the amount by which the carrying value exceeds the fair market value less cost to sell for assets to be sold. In the year ending December 31, 2022, the Restaurant/Retail segment recorded an impairment loss of $1.3 million on internally developed software costs not meeting the general release threshold as a result of acquiring go-to-market software in the MENU Acquisition; the impairment loss is presented within research and development expense in the consolidated statement of operations. No impairment was recorded in the years ended December 31, 2023 and 2021, respectively.

Accrued Expenses

As of December 31, 2023, accrued expenses include the contingent consideration liability recognized in conjunction with the MENU Acquisition (refer to "Contingent Consideration" above for additional information). During the third quarter of 2023, the balance of the contingent consideration liability was reclassified from other long-term liabilities to accrued expenses. The balance of the contingent consideration liability included within accrued expenses was $0.6 million and zero at December 31, 2023, and December 31, 2022, respectively.

Other Long-Term Liabilities

As of December 31, 2022, other long-term liabilities include the contingent consideration liability recognized in conjunction with the MENU Acquisition (refer to "Contingent Consideration" above for additional information). During the third quarter of 2023, the balance of the contingent consideration liability was reclassified from other long-term liabilities to accrued expenses. The balance of the contingent consideration liability included within other long-term liabilities was zero and $9.8 million at December 31, 2023, and December 31, 2022, respectively.

Additionally, other long-term liabilities include amounts owed to employees that participate in the Company's deferred compensation plan. Amounts owed to employees participating in the deferred compensation plan were $1.4 million and $1.7 million at December 31, 2023, and December 31, 2022, respectively.

Under the CARES Act employers were permitted to defer payment of the employer portion of social security taxes through the end of 2020, with 50% of the deferred amount due December 31, 2021 and the remaining 50% due December 31, 2022. The Company deferred payment of $3.8 million of employer portion of social security taxes through the end of 2020. The Company paid $1.9 million in December 2021 and $1.9 million in December 2022. Deferred payroll taxes were zero at December 31, 2023, and December 31, 2022.

Foreign Currency Translation Adjustments

The assets and liabilities for the Company's international operations are translated into U.S. dollars using year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity under the heading Accumulated Other Comprehensive Loss. Exchange gains and losses on intercompany balances of permanently invested long-term loans are also recorded as a translation adjustment and are included in Accumulated Other Comprehensive Loss.

Warranty Provisions

Warranty provisions for hardware warranties are recorded in the period in which the Company becomes obligated to honor the warranty, which generally is the period in which the related hardware revenue is recognized. The Company accrues warranty reserves based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, a warranty reserve is recorded based upon the estimated cost to provide the service over the warranty period which can range from 12 to 36 months and cost of replacement parts.

Activity related to warranty claims are as follows:

(in thousands)	December 31, 2023	December 31, 2022
Beginning balance	$ 722	$ 762
Adjustments to reserve	40	184
Warranty claims settled	(112)	(224)
Ending balance	$ 650	$ 722

Related Party Transactions

During the years ended December 31, 2022, and 2021, Act III Management LLC ("Act III Management"), a service company to the restaurant, hospitality, and entertainment industries, provided software development and restaurant technology consulting services to the Company pursuant to a master development agreement. Separately, during the year ended December 31, 2023, Ronald Shaich, the sole member of Act III Management, served as a strategic advisor to the Company's board of directors pursuant to a strategic advisor agreement, which terminated on June 1, 2023. Keith Pascal, a director of the Company, is an employee of Act III Management and serves as its vice president and secretary. Mr. Pascal does not have an ownership interest in Act III Management.

As of December 31, 2023 and 2022, the Company had zero accounts payable owed to Act III Management. During the years ended December 31, 2023, 2022, and 2021 the Company paid Act III Management $0.1 million, $0.6 million, and $1.3 million respectively, in consideration for services performed under the master development agreement.

Revenue Recognition

Restaurant/Retail

The Company's revenue in the Restaurant/Retail segment is derived from three types of revenue: hardware sales, subscription services, and professional services. ASC Topic 606: *Revenue from Contracts with Customers* requires the Company to distinguish and measure performance obligations under customer contracts. Contract consideration is allocated to all performance obligations within the arrangement or contract. Performance obligations that are determined not to be distinct are combined with other performance obligations until the combined unit is determined to be distinct and that combined unit is then recognized as revenue over time or at a point in time depending on when control is transferred. The Company evaluated the potential performance obligations within its Restaurant/Retail segment and evaluated whether each performance obligation met the ASC Topic 606 criteria to be considered a distinct performance obligation.

Amounts invoiced in excess of revenue recognized represent deferred revenue. Contracts typically require payment within 30 to 90 days from the shipping date or installation date, depending on the Company's terms with the customer. The primary method used to estimate a stand-alone selling price, is the price that the Company charges for the particular good or service sold by the Company separately under similar circumstances to similar customers. The Company determines stand-alone selling prices for hardware and subscription services based on the price at which the Company sells the particular good or service separately in similar circumstances and to similar customers. The Company determines stand-alone selling prices for professional services by using an expected cost plus margin.

<u>Hardware</u>

Hardware revenue consists of hardware product sales and is recognized as a point in time revenue. Revenue on these items are recognized when the customer obtains control of the asset in accordance with the terms of sale. This generally occurs upon delivery to a third-party carrier for onward delivery to customer. We accept returns for hardware sales and recognize them at the time of sale as a reduction to revenue based on historical experience.

<u>Subscription Service</u>

Our subscription services consist of revenue from our SaaS solutions, related software support, and transaction-based payment processing services.

SaaS solutions

SaaS solution revenues consist of subscription fees from customers for access to our SaaS solutions and third party SaaS solutions and are recognized ratably over the contract period, commencing when the subscription service is made available to the customer, as the customer simultaneously receives and consumes the benefits of the Company's performance obligations. Our contracts with customers are generally for a period ranging from 12 to 36 months. We determined we are the principal in transferring these services to the customer and recognize revenue on a gross basis. We control the services being provided to our customer, are responsible for fulfillment of the promise in our contract with the customer, and have discretion in setting the price with our customer.

Software support

Software support revenues include fees from customers from the sales of varying levels of basic support services which are "stand-ready obligations" satisfied over time on the basis that the customer consumes and receives a benefit from having access to the Company's support resources, when and as needed, throughout the contract term, which is generally 12 months. For this reason, the basic support services are recognized ratably over the contract term since the Company satisfies its obligation to stand ready by performing these services each day.

Transaction-based payment processing

Transaction-based payment processing revenues include transaction-based payment processing services for customers which are charged a transaction fee for payment processing. This transaction fee is generally calculated as a percentage of the total transaction amount processed plus a fixed per transaction fee. We satisfy our payment processing performance obligations and recognize the transaction fees as revenue net of refunds and reversals initiated by the restaurant upon authorization by the issuing bank and submission for processing. We allocate all variable fees earned from transaction-based revenue to this performance obligation on the basis that it is consistent with the ASC 606 allocation objectives.

Our transaction-based payment processing contracts are primarily layered rate contracts. In layered rate contracts, we pass through the costs of interchange and card assessment and network fees to our customers, which are recorded as a reduction to revenue, and we incur processing fees, which are recorded as cost of sales. For layered rate contracts, we have concluded we are generally the principal in the performance obligation to process payments because we control the payment processing services before the customer receives them, perform authorization and fraud check procedures prior to submitting transactions for processing in the payment network, have sole discretion over which third-party acquiring payment processors we will use and are ultimately responsible to the customers for amounts owed if those acquiring payment processors do not fulfill their obligations. We generally have full discretion in setting processing prices charged to the customers. Additionally, we are obligated to comply with certain payment card network operating rules and contractual obligations under the terms of our registration as a payment facilitator and as a master merchant under our third-party acquiring payment processor agreements which make us liable for the costs of processing the transactions for our customers and chargebacks and other financial losses if such amounts cannot be recovered from the restaurant. However, specifically as it relates to the costs of interchange and card assessment and network fees, we have concluded we are the agent because we do not control pricing for these services and the costs are passed through to our customers.

Professional Service

Professional service revenue consists of revenues from hardware support, installations, implementations, and other professional services.

Hardware support

Hardware support revenues consists of fees from customers from the Company's Advanced Exchange overnight hardware replacement program, on-site support and extended warranty repair service programs and are all "stand-ready obligations" satisfied over time on the basis that the customer consumes and receives a benefit from having access to the Company's support resources, when and as needed, throughout the contract term, which is generally 12 months. For this reason, the support services are recognized ratably over the contract term since the Company satisfies its obligation to stand ready by performing these services each day.

Installations

Installation revenue is recognized point in time. Installation revenue is recognized when installation is complete and the customer obtains control of the related asset. The Company offers installation services to its customers for hardware for which the Company primarily hires third-party contractors to install the equipment on the Company's behalf. The Company pays third-party contractors an installation service fee based on an hourly rate agreed to by the Company and contractor. When third-party installers are used, the Company determines whether the nature of its performance obligations is to provide the specified goods or services itself (principal) or to arrange for a third-party to provide the goods or services (agent). In the Company's customer arrangements, the Company is primarily responsible for providing a good or service, has inventory risk before the good or service is transferred to the customer, and has discretion in establishing prices; as a result, the Company has concluded that it is the principal in the arrangement and records installation revenue on a gross basis.

Implementations

Implementation revenue includes set-up and activation fees from customers to implement our SaaS solutions. We have concluded that this service does not represent a stand-alone performance obligation and is instead tied to the performance obligation to provide the subscription service. As such, we defer and amortize related revenues and costs over the life of the contract, commencing when the subscription service is made available to the customer.

Other professional services

Other professional service revenue includes hardware repairs and maintenance not covered under hardware support, business process mapping, training, and other ad hoc professional services sold separately. Other professional service revenue is recognized point in time upon the completion of the service.

Government

PAR's Government segment provides technical expertise and development of advanced systems and software solutions for the U.S. Department of Defense, the intelligence community and other federal agencies. Additionally, we provide support services for satellite command and control, communication, and information technology systems at several DoD facilities worldwide. The Government segment has three principal contract offerings: intelligence, surveillance, and reconnaissance solutions, mission systems operations and maintenance, and commercial software products for use in analytic and operational environments that leverage geospatial intelligence data.

The Company's revenue in the Government segment is recognized over time as control is generally transferred continuously to its customers, with the exception of certain commercial software products that are transferred point in time when control transfers. Revenue generated by the Government segment is predominantly related to services; provided, however, revenue is also generated through the sale of materials, software, hardware, and maintenance. For the Government segment cost plus fixed fee contract portfolio, revenue is recognized over time using costs incurred to date to measure progress toward satisfying the Company's performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, material, overhead and general and administrative expenses. Profit is recognized on the fixed fee portion of the contract as costs are incurred and invoiced. Long-term fixed price contracts involve the use of judgment to estimate the total contract revenue and costs. For long-term fixed price contracts, the Company estimates the profit on a contract as the difference between the total estimated revenue and expected costs to complete the contract, and recognizes that profit over the life of the contract. Contract estimates are based on various assumptions to project the outcome of future events. These assumptions include: labor productivity and availability; the complexity of the work to be performed; and the performance of subcontractors. Revenue and profit in future periods of contract performance are recognized using the aforesaid assumptions, and adjusting the estimate of costs to complete a contract. Once the services provided are determined to be distinct or not distinct, the Company evaluates how to allocate the transaction price. Generally, the Government segment does not sell the same good or service to similar customers and the contract performance obligations are unique to each government solicitation.

In the Government segment, when determining revenue recognition, the Company analyzes whether its performance obligations under Government contracts are satisfied over a period of time or at a point in time. In general, the Company's performance obligations are satisfied over a period of time; however, there may be circumstances where the latter or both scenarios could apply to a contract.

The Company usually expects payment within 30 to 90 days from the date of service, depending on its terms with the customer. None of its contracts as of December 31, 2023 or December 31, 2022 contained a significant financing component.

Operating Expenses Presentation Changes

Beginning with this Annual Report, we have retroactively split our "Selling, general and administrative" financial statement line item ("FSLI"), presented in the consolidated statements of operations under "Operating expenses" into two FSLIs, "Sales and marketing" and "General and administrative", to provide clearer insight into these operationally and economically different operating expenses. This split did not change historical operating expenses previously reported.

Stock-Based Compensation

The Company measures and records compensation expense for all stock-based compensation to employees, including awards of employee stock options, restricted stock awards and restricted stock units (both time and performance vesting), in the financial statements as compensation cost over the applicable vesting periods using a straight-line expense recognition method, based on their fair value on the date of grant. The fair value of stock-based awards is determined by using the Black-Scholes option valuation model for option awards and closing price on the date of grant for restricted stock awards and restricted stock units. The Black-Scholes valuation model incorporates assumptions as to the fair value of stock price, volatility, the expected life of options or awards, a risk-free interest rate and dividend yield. In valuing stock options, significant judgment is required in determining the expected volatility of the Company's common stock and the expected life that individuals will hold their stock options prior to exercising. Expected volatility is based on the historical and implied volatility of the Company's common stock. The expected life of stock options is derived from the historical actual term of stock option grants and an estimate of future exercises during the remaining contractual period of the stock option. While volatility and estimated life are assumptions that do not bear the risk of change subsequent to the grant date of stock options, these assumptions may be difficult to measure, as they represent future expectations based on historical experience. Further, expected volatility and the expected life of stock options may change in the future, which could substantially change the grant-date fair value of future awards and, ultimately, the expense the Company records. The Company elects to account for forfeitures based on recognition in the reporting period incurred. Compensation expense for awards with performance conditions is reassessed each reporting period and recognized based upon the probability that the performance targets will be achieved.

The Company expenses stock-based compensation for stock options, restricted stock awards, restricted stock units and performance awards over the requisite service period. For awards with only a service condition, the Company expenses stock-based compensation using the straight-line method over the requisite service period for the entire award. For awards with both performance and service conditions, the Company expenses the stock-based compensation on a straight-line basis over the requisite service period for each separately vesting portion of the award, taking into account the probability that the Company will satisfy the performance condition.

Contingent Consideration

The Company determined the acquisition date fair value of contingent consideration associated with the MENU Acquisition using Monte-Carlo simulation valuation techniques, with significant inputs that are not observable in the market and thus represents a Level 3 fair value measurement as defined in ASC Topic 820, *Fair Value Measurement*. This valuation technique is also used to determine current fair value of any contingent consideration. The simulation uses probability distribution for each significant input to produce hundreds or thousands of possible outcomes and the results are analyzed to determine probabilities of different outcomes occurring. Significant increases or decreases to these inputs in isolation would result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent post-closing revenue focused milestones obligation. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings. The amount paid that is less than or equal to the liability on the acquisition date is reflected as cash used in financing activities in the Company's consolidated statements of cash flows. Any amount paid in excess of the liability on the acquisition date is reflected as cash used in operating activities.

The MENU Acquisition resulted in an initial liability for the contingent consideration recorded in the amount of $14.2 million during 2022. The liability for the contingent consideration was established at the time of the acquisition and is evaluated quarterly based on additional information as it becomes available; any change in the fair value adjustment is recorded in the earnings of that period. During 2022, the Company recorded a $4.4 million adjustment to decrease the fair value of the contingent consideration liability related to the MENU Acquisition to $9.8 million as of December 31, 2022.

During the second quarter of 2023, the MENU earn-out was amended to remove the EBITDA based threshold and reduce the future software as a service ("SaaS") annual recurring revenue threshold. During 2023, the Company recorded a $9.2 million adjustment to decrease the fair value of the contingent consideration liability related to the MENU Acquisition to $0.6 million as of December 31, 2023.

Gain on Insurance Proceeds

During the years ended December 31, 2023 and 2021 the Company received $0.5 million and $4.4 million of insurance proceeds in connection with the settlement of a legacy claim. No insurance proceeds were received during the year ended December 31, 2022.

Other Expense, net

The Company's foreign currency transaction gains and losses and rental income and losses are recorded in other expense, net in the accompanying statements of operations.

Income Taxes

The Company and its subsidiaries file a consolidated U.S. federal income tax return. State tax returns are filed on a combined or separate basis depending on the applicable laws in the jurisdictions where the tax returns are filed. The Company also files foreign tax returns on a separate company basis in the countries in which it operates. The provision for income taxes is based upon pretax loss with deferred income taxes provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company records a valuation allowance when necessary to reduce deferred tax assets to their net realizable amounts. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Share

Net loss per share is calculated in accordance with ASC Topic 260, *Earnings per Share*, which specifies the computation, presentation and disclosure requirements for earnings per shares ("EPS"). It requires the presentation of basic and diluted EPS. Basic EPS excludes all dilution and is based upon the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution that would occur if convertible securities or other contracts to issue common stock were exercised. At December 31, 2023, there were 920,403 anti-dilutive stock options outstanding compared to 1,029,417 as of December 31, 2022 and 1,305,881 as of December 31, 2021. At December 31, 2023 there were 839,455 anti-dilutive restricted stock units compared to 512,416 and 418,084 as of December 31, 2022 and December 31, 2021, respectively. Due to their anti-dilutive nature, the potential effects of the 2024 Notes, 2026 Notes, and the 2027 Notes conversion features (refer to "Note 9 – Debt" for additional information) and the unissued shares from the Company's 2021 Employee Stock Purchase Plan ("ESPP", refer to "Note 11 - Stock Based Compensation" for additional information) were excluded from the diluted net loss per share calculation as of December 31, 2023, December 31, 2022 and December 31, 2021. Shares resulting from the 2024 Notes conversion was 497,376 (refer to "Note 9 – Debt" for additional information). Potential shares resulting from 2026 Notes and 2027 Notes conversion features at respective maximum conversion rates of 30.8356 per share and 17.8571 per share are approximately 3,700,272 and 4,732,132, respectively.

The following is a reconciliation of the weighted average shares outstanding for the basic and diluted loss per share computations:

(in thousands, except per share data)	December 31,		
	2023	2022	2021
Net loss	$ (69,752)	$ (69,319)	$ (75,799)
Basic:			
Weighted average common shares	27,552	27,152	25,088
Loss per common share, basic	$ (2.53)	$ (2.55)	$ (3.02)
Diluted:			
Weighted average common shares	27,552	27,152	25,088
Loss per common share, diluted	$ (2.53)	$ (2.55)	$ (3.02)

Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which is intended to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of this update for future filings.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of this update for future filings.

With the exception of the standards discussed above, there were no other recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2023 that are of significance or potential significance to the Company.

Note 2 — Acquisitions

Q4 2023 Acquisition

During the three months ended December 31, 2023, Par Payment Services, LLC acquired the rights to ongoing payment facilitator referral commissions from a privately held restaurant technology company. The transaction was accounted for as an asset acquisition in accordance with ASC Topic 805, *Business Combinations*, resulting in an increase to the customer relationships component of intangible assets of $2.2 million. The Company determined that the preliminary fair values of ongoing referral commissions acquired relating to the transaction did not materially affect the Company's financial condition. The preliminary fair value determinations were based on management's best estimates and assumptions. Identified preliminary fair values are subject to measurement period adjustments within the permitted measurement period (up to one year from the acquisition date) as the Company finalizes their procedures. The Company considers the results of operations of the acquired rights to be immaterial and therefore has not presented combined pro forma financial information.

MENU Acquisition - 2022

During the third quarter of 2022, ParTech, Inc. ("ParTech") acquired 100% of the stock of MENU Technologies AG, a restaurant technology company offering fully integrated omnichannel ordering solutions to restaurants worldwide, for purchase consideration of approximately $18.4 million paid in cash and $6.3 million paid in shares of Company common stock. 162,917 shares of common stock were issued as purchase consideration, determined using a fair value share price of $38.67. In addition, the sellers have the opportunity to earn additional cash and Company common stock consideration over an earn-out period ending July 31, 2024, primarily based on MENU's future SaaS annual recurring revenues. The fair value of the earn-out was determined to be $14.2 million at the time of acquisition. As of December 31, 2023, the Company determined the fair value of the MENU earn-out to be $0.6 million (refer to "Note 15 - Fair Value of Financial Instruments" for a roll-forward of the earn-out).

The transaction was accounted for as a business combination in accordance with ASC Topic 805, *Business Combinations*. Accordingly, assets acquired and liabilities assumed have been accounted for at their preliminarily determined respective fair values as of July 25, 2022, the date of acquisition. The fair value determinations were based on management's best estimates and assumptions, and with the assistance of independent valuation and tax consultants.

During the three months ended March 31, 2023, the fair values of assets and liabilities as of July 25, 2022, were finalized with no adjustments from the preliminary purchase price allocation.

The following table presents management's final purchase price allocation:

(in thousands)	Purchase price allocation
Cash	$ 843
Accounts receivable	209
Property and equipment	204
Developed technology	10,700
Prepaid and other acquired assets	221
Goodwill	28,495
Total assets	40,672
Accounts payable and accrued expenses	1,300
Deferred revenue	443
Earn-out liability	14,200
Consideration paid	$ 24,729

The Company determined the acquisition date fair value of contingent consideration associated with the MENU earn-out using a Monte Carlo simulation of a discounted cash flow model, with significant inputs that are not observable in the market and thus represents a Level 3 fair value measurement as defined in ASC 820, *Fair Value Measurement;* refer to "Note 15 - Fair Value of Financial Instruments".

The estimated fair value of acquired developed technology was determined utilizing the "multi-period excess earnings method", which is predicated upon the calculation of the net present value of after-tax net cash flows respectively attributable to each asset. The acquired developed technology asset is being amortized on a straight-line basis over its estimated useful life of seven years.

Consideration paid in cash on the date of acquisition included $3.0 million deposited into an escrow account administered by a third party, to be held for up to 18-months following the date of acquisition, to fund potential post-closing adjustments and obligations. The balance in the escrow account was $3.0 million as of December 31, 2023 and 2022.

The Company incurred acquisition expenses related to its acquisition of MENU of approximately $1.1 million.

The Company has not presented combined pro forma financial information of the Company and MENU because the results of operations of the acquired business are considered immaterial.

Q1 2022 Acquisition

During the three months ended March 31, 2022, ParTech acquired substantially all the assets and liabilities of a privately held restaurant technology company. The transaction was accounted for as a business combination in accordance with ASC Topic 805, *Business Combinations*, resulting in an increase to goodwill of $1.2 million. The Company determined that the preliminary fair values of all other assets acquired and liabilities assumed relating to the transaction did not materially affect the Company's financial condition; this determination included the preliminary valuations of identified intangible assets. The preliminary fair value determinations were based on management's best estimates and assumptions, and through the use of independent valuation and tax consultants. Identified preliminary fair values are subject to measurement period adjustments within the permitted measurement period (up to one year from the acquisition date) as independent consultants finalize their procedures. The Company considers the results of operations of the acquired business to be immaterial and therefore has not presented combined pro forma financial information.

During the fourth quarter of 2022, the fair values of assets and liabilities as of the acquisition date were finalized to reflect final acquisition valuation analysis procedures, resulting in no adjustments from the preliminary fair value determinations.

Punchh Acquisition - 2021

On April 8, 2021 (the "Closing Date"), the Company, ParTech, Inc., and Sliver Merger Sub, Inc., a wholly owned subsidiary of ParTech, Inc. ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Punchh Inc. ("Punchh"), and Fortis Advisors LLC, solely in its capacity as the initial Shareholder Representative. Pursuant to the Merger Agreement, on April 8, 2021, Merger Sub merged with and into Punchh (the "Merger"), with Punchh surviving the Merger and becoming a wholly owned subsidiary of the Company. Punchh is a leader in SaaS-based customer loyalty and engagement solutions.

In connection with the Merger, the Company paid former Punchh equity holders approximately $507.7 million (including holders of vested options and warrants) consisting of approximately (i) $397.5 million in cash (the "Cash Consideration"), and (ii) 1,493,130 shares of the Company's common stock for 100% of the equity interests in Punchh; Cash Consideration continues to be subject to adjustments for pending settlement of the indemnification escrow fund one year from the acquisition date. Consideration of common shares issued was determined using an average share price of $68.00, representing consideration paid of $101.5 million. An additional 112,204 shares of the Company's common stock are reserved for options granted as replacement awards for fully vested unexercised option awards assumed in connection with the Merger. The fair value of fully vested option awards was determined using a Black-Scholes model to be $8.7 million as of the acquisition date. As a result, the total fair value of common shares issued and reserved of 1,594,202 ("Equity Consideration") was determined to be $110.2 million. Further, the Company incurred acquisition related expenses of approximately $3.6 million.

In connection with, and to partially fund the Cash Consideration for, the Merger, on April 8, 2021, the Company, together with certain of its U.S. Subsidiaries, as guarantors, entered into a credit agreement with the lenders party thereto, and Owl Rock First Lien Master Fund, L.P., as administrative agent and collateral agent (the "Owl Rock Credit Agreement"), that provided for a term loan in an initial aggregate principal amount of $180.0 million (the "Owl Rock Term Loan"); and (ii) securities purchase agreements (the "Purchase Agreements") with each of PAR Act III, LLC ("Act III"), and certain funds and accounts advised by T. Rowe Price Associates, Inc., acting as investment adviser (such funds and accounts being collectively referred to herein as "TRP"), to raise approximately $160.0 million through a private placement of the Company's common stock. The Company also issued to Act III a warrant to purchase 500,000 shares of common stock with an exercise price of $76.50 and a five year exercise period (the "Warrant"). In connection with the Company's September 2021 public offering of its common stock, as a result of anti-dilution provisions of the Warrant, an additional 3,975 shares of common stock are available for purchase under the Warrant, at an exercise price of $75.90 per share. Refer to "Note 10 – Common Stock" and "Note 16 - Subsequent Events" for additional information about the offering and Warrant.

Additionally, on the Closing Date approximately $6.0 million of the Cash Consideration was deposited into an indemnification escrow fund, to be held for up to 18 months following the Closing Date, to fund (i) potential payment obligations of Punchh equity holders with respect to post-closing adjustments to the Cash and Equity Consideration and (ii) potential post-closing indemnification obligations of Punchh equity holders, in each case in accordance with the terms of the Merger Agreement. During the year ended December 31, 2021, $3.8 million was distributed from the escrow accounts, of which, $3.5 million was received by the Company from the settlement of post-closing obligations of the Punchh equity holders resulting in a reduction of the Cash Consideration paid for the acquisition, and $0.3 million was released to former Punchh shareholders. As of December 31, 2021, the Company recorded remaining indemnification assets and liabilities of approximately $2.2 million to other assets and other long-term liabilities, respectively, to account for amounts deposited into the third-party escrow fund that will be settled one year from the acquisition date.

<u>Allocation of Acquisition Consideration</u>

The Punchh Acquisition was accounted for as a business combination in accordance with ASC Topic 805, *Business Combinations*. Accordingly, assets acquired and liabilities assumed in the Punchh Acquisition were accounted for at their preliminarily determined respective fair values as of April 8, 2021. The preliminary fair value determinations were based on management's best estimates and assumptions, and through the use of independent valuation and tax consultants. Identified preliminary fair values were subject to measurement period adjustments within the permitted measurement period (up to one year from the acquisition date) as management finalized its procedures and net working capital adjustments were settled. The measurement period for the Punchh Acquisition remained open as of December 31, 2021 pending settlement of the third-party escrow fund one year from the acquisition date; management has otherwise completed its valuation procedures and settled net working capital adjustments.

During the year ended December 31, 2021, the preliminary fair values of assets and liabilities as of April 8, 2021 were adjusted to reflect the ongoing acquisition valuation analysis procedures and agreed upon net working capital adjustments. These adjustments included a $3.5 million reduction of Cash Consideration paid due to the release from escrow accounts. Additionally, the fair value of Equity Consideration increased $1.6 million as a result of the finalization of the number of fully vested options granted as replacement awards for fully vested unexercised awards assumed in connection with the Merger. Further, the fair value of developed technology was reduced by $3.6 million to reflect changes in the underlying fair value assumptions. The related change to amortization expense was not material to the results for the year. The reduction to developed technology, along with identified increases to Punchh acquisition related tax deductible temporary differences, resulted in a $3.1 million reduction to the preliminary net deferred tax liability recorded in purchase accounting. These adjustments resulted in a combined reduction to goodwill of $1.5 million during the year ended December 31, 2021.

During the first quarter of 2022, the fair values of assets and liabilities as of April 8, 2021 were finalized to reflect final acquisition valuation analysis procedures. These adjustments included a $0.8 million reduction of deferred revenue and $0.3 million of other adjustments, resulting in a reduction to goodwill of $1.1 million. Indemnification assets and liabilities were reduced by $0.1 million, with $2.1 million remaining in escrow.

The following table presents management's final purchase price allocation for the Punchh Acquisition:

(in thousands)		Purchase price allocation
Cash	$	22,714
Accounts receivable		10,214
Property and equipment		592
Lease right-of-use assets		2,473
Developed technology		84,600
Customer relationships		7,500
Trade name		5,800
Indemnification assets		2,109
Prepaid and other acquired assets		2,764
Goodwill		415,055
Total assets	$	553,821
Accounts payable and accrued expenses		15,617
Deferred revenue		10,298
Loan payables		3,508
Lease liabilities		2,787
Indemnification liabilities		2,109
Deferred taxes		11,794
Consideration paid	$	507,708

Intangible Assets

The Company identified three acquired intangible assets in the Punchh Acquisition: developed technology; customer relationships; and, the Punchh trade name. The fair value of developed technology and customer relationship intangible assets were determined utilizing the "multi-period excess earnings method", which is predicated upon the calculation of the net present value of after-tax net cash flows respectively attributable to each asset. The Company applied a seven-year economic life and discount rate of 11.0% in determining the Punchh developed technology intangible fair value. The Company applied a 5.0% estimated annual attrition rate and discount rate of 11.0% in determining the Punchh customer relationships intangible fair value. The fair value of the Punchh trade name intangible was determined utilizing the "relief from royalty" approach, which is a form of the income approach that attributes savings incurred from not having to pay a royalty for the use of an asset. The Company applied a fair and reasonable royalty rate of 1.0% and discount rate of 11.0% in determining the Punchh trade name intangible fair value. The estimated useful life of these identifiable intangible assets was preliminarily determined to be indefinite for the Punchh trade name and seven years for both the developed technology and customer relationships intangible assets.

Goodwill

Goodwill represents the excess of consideration transferred for the fair value of net identifiable assets acquired and is tested for impairment at least annually. It is not deductible for income tax purposes.

Deferred Revenue

Deferred revenue acquired in the Punchh Acquisition was fair valued to determined allocation of consideration transferred to assume the liability. The preliminary fair value was determined utilizing the "bottom-up" approach, which is a form of the income approach that measures liability as the direct, incremental costs to fulfill the legal obligation, plus a reasonable profit margin for the services being delivered.

Loans Payable

Loan liabilities assumed in the Punchh Acquisition were primarily comprised of Punchh's $3.3 million CARES Act Paycheck Protection Program loan. The Company extinguished all assumed loan payables, including the assumed CARES Act loan, through repayment of the loans on the Closing Date.

Right-of-Use Lease Assets and Lease Liabilities

The Company assumed real property leases in the Punchh Acquisition related to office space in California, Texas and India and have accounted for these leases as Operating Leases in accordance with ASC Topic 842, *Leases.* The assumed leases have lease terms that run through 2021 to 2026. Valuation specialists were utilized by the Company to appraise the assumed leases against competitive market rates to determine the fair value of the lease liabilities assumed, which identified a $0.3 million unfavorable lease liability that the Company recognized as part of the lease right-of-use asset. The income approach was applied to value the identified unfavorable lease liability.

Deferred Taxes

The Company determined the deferred tax position to be recorded at the time of the Punchh Acquisition in accordance with ASC Topic 740, *Income Taxes,* resulting in recognition of deferred tax liabilities for future reversing of taxable temporary differences primarily for intangible assets and deferred tax assets primarily relating to net operating losses as of the Closing Date. A valuation allowance was also recorded against certain recognized deferred tax assets based on an evaluation of the realizability of the identified assets. These recognized deferred tax assets, liabilities and valuation allowance resulted in a preliminary net deferred tax liability of $11.8 million relating to the Punchh Acquisition.

The net deferred tax liability relating to the Punchh Acquisition was determined by the Company to provide future taxable temporary differences that allow for the Company to utilize certain previously fully reserved deferred tax assets. Accordingly, the Company recognized a reduction to its valuation allowance in the year ended December 31, 2021, resulting in a net tax benefit of $10.4 million for the period.

Pro Forma Financial Information - unaudited

For the year ended December 31, 2021, the Punchh Acquisition resulted in additional revenues of $27.7 million.

The following table summarizes the Company's unaudited pro forma results of operations:

(in thousands)	Year Ended December 31, 2021	
Total revenue	$	291,596
Net loss		(79,079)

The unaudited pro forma results presented above are for illustrative purposes only and do not reflect the realization of actual cost savings or any related integration costs. The unaudited pro forma results do not purport to be indicative of the results that would have been obtained, or to be a projection of results that may be obtained in the future.

Note 3 - Revenue Recognition

Deferred Revenue

Deferred revenue is recorded when cash payments are received or due in advance of revenue recognition from software licenses, professional services, and maintenance agreements. The timing of revenue recognition may differ from when customers are invoiced. Deferred revenue attributable to each of the Company's reporting segments is as follows:

(in thousands)	December 31, 2023		December 31, 2022	
	Current under one year	Non-current over one year	Current under one year	Non-current over one year
Restaurant/Retail	$ 7,250	$ 4,204	$ 8,459	$ 5,125
Government	—	—	—	—
Total	$ 7,250	$ 4,204	$ 8,459	$ 5,125

Most performance obligations greater than one year relate to service and support contracts, that the Company expects to fulfill within 36 months. The Company expects to fulfill 100% of service and support contracts within 60 months.

The changes in deferred revenue, inclusive of both current and long-term, are as follows:

(in thousands)	2023	2022
Beginning balance - January 1	$ 13,584	$ 20,046
Acquired deferred revenue (refer to "Note 2 - Acquisitions")	—	443
Recognition of deferred revenue	(23,770)	(37,690)
Deferral of revenue	21,640	30,785
Ending balance - December 31	$ 11,454	$ 13,584

The above table excludes customer deposits of $2.1 million and $2.1 million as of December 31, 2023 and 2022, respectively. During the years ended December 31, 2023 and 2022, the Company recognized revenue included in contract liabilities at the beginning of each respective period of $8.5 million and $13.8 million.

In the Government segment, the value of existing contracts at December 31, 2023, net of amounts relating to work performed to that date, was approximately $326.0 million, of which $73.2 million was funded. The value of existing contracts at December 31, 2022, net of amounts relating to work performed to that date, was approximately $333.9 million, of which $86.5 million was funded. Funded amounts represent committed funds under contract by government agencies and prime contractors. Of the December 31, 2023 contract backlog, contract revenue is expected to be recognized over time as follows:

(in thousands)	
Next 12 months	$ 179,568
Months 13-24	105,609
Months 25-36	19,508
Thereafter	21,301
Total	$ 325,986

Disaggregated Revenue

The Company disaggregates revenue from contracts with customers by major product line for each of its reporting segments because the Company believes it best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Disaggregated revenue is as follows:

	Year Ended December 31, 2023			
(in thousands)	Restaurant/Retail Point in Time	Restaurant/Retail Over Time	Government Point in Time	Government Over Time
Hardware	$ 103,391	$ —	$ —	$ —
Subscription service	—	122,597	—	—
Professional service	21,565	29,161	—	—
Mission systems	—	—	—	35,583
Intelligence, surveillance, and reconnaissance solutions	—	—	—	102,153
Commercial software	—	—	710	663
Total	$ 124,956	$ 151,758	$ 710	$ 138,399

	Year Ended December 31, 2022			
(in thousands)	Restaurant/Retail Point in Time	Restaurant/Retail Over Time	Government Point in Time	Government Over Time
Hardware	$ 114,410	$ —	$ —	$ —
Subscription service	—	97,499	—	—
Professional service	20,937	29,501	—	—
Mission systems	—	—	—	35,458
Intelligence, surveillance, and reconnaissance solutions	—	—	—	56,141
Commercial software	—	—	1,132	717
Total	$ 135,347	$ 127,000	$ 1,132	$ 92,316

	Year Ended December 31, 2021			
(in thousands)	Restaurant/Retail Point in Time	Restaurant/Retail Over Time	Government Point in Time	Government Over Time
Hardware	$ 105,014	$ —	$ —	$ —
Subscription service	—	62,649	—	—
Professional service	18,166	24,522	—	—
Mission systems	—	—	—	38,311
Intelligence, surveillance, and reconnaissance solutions	—	—	—	33,188
Commercial software	—	—	505	521
Total	$ 123,180	$ 87,171	$ 505	$ 72,020

Note 4 — Leases

A significant portion of the Company's operating lease portfolio includes office space, research and development facilities, IT equipment, and automobiles. The Company's leases have remaining lease terms of one to nine years. Substantially all lease expense is presented within general and administrative expense in the consolidated statements of operations and is as follows:

	Year Ended December 31,		
(in thousands)	2023	2022	2021
Total lease expense	$ 2,002	$ 2,415	$ 2,350

Supplemental cash flow information related to leases is as follows:

(in thousands)	December 31,			
	2023		2022	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from leases	$	1,821	$	2,293
Right-of-use assets obtained in exchange for new operating lease liabilities	$	1,534	$	1,597

Supplemental balance sheet information related to leases is as follows:

	December 31,	
	2023	2022
Weighted-average remaining lease term	4.1 years	4.5 years
Weighted-average discount rate	4.0 %	4.0 %

The following table summarizes future lease payments for operating leases at December 31, 2023:

(in thousands)	Operating leases	
2024	$	1,556
2025		1,225
2026		697
2027		383
2028		208
Thereafter		533
Total lease payments		4,602
Less: portion representing imputed interest		(417)
Total	$	4,185

Note 5 — Accounts Receivable, Net

The Company's net accounts receivables consist of:

(in thousands)	2023		2022	
Government segment	$	20,703	$	17,320
Restaurant/Retail segment		42,679		42,640
Accounts receivable, net	$	63,382	$	59,960

At December 31, 2023 and 2022, the Company had current expected credit loss of $1.9 million and $2.1 million, respectively, against accounts receivable for the Restaurant/Retail segment. The following table presents changes in the current expected credit loss during the years ended December 31:

(in thousands)	2023		2022	
Beginning balance - January 1	$	2,134	$	1,306
Provisions		579		1,204
Write-offs		(764)		(376)
Ending balance - December 31	$	1,949	$	2,134

Receivables recorded as of December 31, 2023 and 2022 all represent unconditional rights to payments from customers.

Note 6 — Inventories, Net

Inventories are used in the manufacture and service of Restaurant/Retail hardware products. The components of inventory, net consist of the following:

	December 31,		
(in thousands)	2023		2022
Finished goods	$ 13,564	$	21,998
Work in process	216		383
Component parts	9,147		13,749
Service parts	667		1,464
Inventories, net	$ 23,594	$	37,594

At December 31, 2023 and 2022, the Company had excess and obsolescence reserves of $9.0 million and $10.9 million, respectively, against inventories.

Note 7 — Property, Plant and Equipment, Net

The components of property, plant and equipment, net, are:

	December 31,		
(in thousands)	2023		2022
Land	$ 199	$	199
Building and improvements	8,124		8,176
Rental property	2,749		2,749
Software	17,175		12,393
Furniture and equipment	14,885		13,902
Construction in process	228		181
	43,360		37,600
Less accumulated depreciation	(27,605)		(24,639)
	$ 15,755	$	12,961

The estimated useful lives of buildings and improvements and rental property are 15 to 40 years. The estimated useful lives of furniture and equipment range from three to eight years. The estimated useful life on software is three to five years. Depreciation expense was $2.9 million, $3.3 million, and $2.3 million, for the years ended December 31, 2023, 2022, and 2021, respectively.

Note 8 — Identifiable Intangible Assets and Goodwill

Included in identifiable intangible assets are approximately $2.9 million and $2.1 million of costs related to software products that have not satisfied the general release threshold as of December 31, 2023 and December 31, 2022, respectively. These software products will be ready for their intended use within the next 12 months. Software costs placed into service during the years ended December 31, 2023 and 2022 were $4.6 million and $6.5 million, respectively. Annual amortization charged to cost of sales is computed using the straight-line method over the remaining estimated economic life of the product, generally three years.

The components of identifiable intangible assets are:

(in thousands)	December 31,		Estimated Useful Life	Weighted-Average Amortization Period
	2023	2022		
Acquired developed technology	$ 119,800	$ 119,800	3 - 7 years	4.40 years
Internally developed software costs	36,876	32,274	3 years	1.95 years
Customer relationships	14,510	12,360	7 years	4.60 years
Trade names	1,410	1,410	2 - 5 years	1.00 year
Non-competition agreements	30	30	1 year	1.00 year
	172,626	165,874		
Impact of currency translation on intangible assets	1,399	304		
Less: accumulated amortization	(88,259)	(63,386)		
	$ 85,766	$ 102,792		
Internally developed software costs not meeting general release threshold	2,886	2,105		
Trademarks, trade names (non-amortizable)	6,200	6,200	Indefinite	
	$ 94,852	$ 111,097		

The expected future amortization of intangible assets, assuming straight-line amortization of capitalized software development costs and acquisition related intangibles, excluding software costs not meeting the general release threshold, is as follows (in thousands):

2024	$	23,065
2025		21,477
2026		18,857
2027		15,193
2028		7,174
Thereafter		—
Total	$	85,766

To value indefinite lived intangible assets, the Company utilizes the relief from royalty method to estimate the fair values of trade names. There was zero impairment to indefinite lived intangible assets in the years ended December 31, 2023, 2022 and 2021, respectively.

Amortization expense for identifiable intangible assets was allocated as follows:

(in thousands)	2023	2022	2021
Amortization of acquired developed technology	$ 16,281	$ 15,307	$ 11,978
Amortization of internally developed software	6,548	6,737	5,411
Amortization of identifiable intangible assets recorded in cost of sales	$ 22,829	$ 22,044	$ 17,389
Amortization expense recorded in operating expense	1,858	1,863	1,825
Impact of currency translation on intangible assets	(909)	(304)	—

The following table presents the goodwill activities for the periods presented:

(in thousands)		
Beginning balance - December 31, 2021	$	457,306
Q1 2022 Acquisition		1,212
MENU Acquisition		28,495
Punchh Acquisition ASC 805 measurement period adjustment		(1,085)
Foreign currency translation		834
Balance - December 31, 2022		486,762
Foreign currency translation		2,892
Ending balance - December 31, 2023	$	489,654

Refer to "Note 2 - Acquisitions" for additional information on goodwill recognized in acquisitions

Note 9 — Debt

The following table summarizes information about the net carrying amounts of long-term debt as of December 31, 2023:

(in thousands)	2026 Notes	2027 Notes	Total
Principal amount of notes outstanding	$ 120,000	$ 265,000	$ 385,000
Unamortized debt issuance cost	(1,811)	(5,542)	(7,353)
Total notes payable	$ 118,189	$ 259,458	$ 377,647

The following table summarizes information about the net carrying amounts of long-term debt as of December 31, 2022:

(in thousands)	2024 Notes	2026 Notes	2027 Notes	Total
Principal amount of notes outstanding	$ 13,750	$ 120,000	$ 265,000	$ 398,750
Unamortized debt issuance cost	(257)	(2,511)	(6,790)	(9,558)
Total notes payable	$ 13,493	$ 117,489	$ 258,210	$ 389,192

Refer to "Recently Adopted Accounting Pronouncements" within "Note 1 - Summary of Significant Accounting Polices" for additional information relating to impact to discount resulting from the Company's adoption of ASU 2020-06.

Convertible Senior Notes

On April 15, 2019, the Company sold $80.0 million in aggregate principal amount of 4.500% Convertible Senior Notes due 2024. The 2024 Notes were issued pursuant to an indenture, dated April 15, 2019, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee (the "2024 Indenture"). The 2024 Notes paid interest at a rate equal to 4.500% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning October 15, 2019. Interest accrued on the 2024 Notes from the last date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from April 15, 2019. Unless earlier converted, redeemed or repurchased, the 2024 Notes were to mature on April 15, 2024.

On February 10, 2020, the Company sold $120.0 million in aggregate principal amount of 2.875% Convertible Senior Notes due 2026. The 2026 Notes were issued pursuant to an indenture, dated February 10, 2020, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee (the "2026 Indenture"). The 2026 Notes pay interest at a rate equal to 2.875% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning October 15, 2020. Interest accrues on the 2026 Notes from the last date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from February 10, 2020. Unless earlier converted, redeemed or repurchased, the 2026 Notes mature on April 15, 2026.

The Company used approximately $66.3 million (excluding cash payments relating to accrued interest and fractional shares) from its sale of the 2026 Notes and issued 772,423 shares of common stock at $32.43 per share out of treasury stock with an average cost basis of $3.37 per share to repurchase approximately $66.3 million in aggregate principal amount of the 2024 Notes through individually negotiated transactions. Of the total price paid for the 2024 Notes, $59.0 million was allocated to the 2024 Notes settlement, $30.8 million was allocated to equity, and $1.0 million was used to pay off accrued interest on the 2024 Notes. The consideration transferred was allocated to the liability and equity components of the 2024 Notes using the equivalent rate that reflected the borrowing rate for a similar non-convertible debt instrument immediately prior to settlement. The transaction resulted in a loss on settlement of convertible notes of $8.1 million, which is recorded as a loss on extinguishment of debt in the Company's consolidated statements of operations. The loss represents the difference between (i) the fair value of the liability component and (ii) the sum of the carrying value of the debt component and any unamortized debt issuance costs at the time of settlement.

On September 17, 2021, the Company sold $265.0 million in aggregate principal amount of 1.500% Convertible Senior Notes due 2027. The 2027 Notes were issued pursuant to an indenture, dated September 17, 2021, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee (the "2027 Indenture" and, together with the 2024 Indenture and the 2026 Indenture, the "Indentures"). The 2027 Notes bear interest at a rate of 1.500% per year, which is payable semiannually in arrears on April 15 and October 15 of each year, beginning April 15, 2022. Interest accrues on the 2027 Notes from the last date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from September 17, 2021. Unless earlier converted, redeemed or repurchased, the 2027 Notes mature on October 15, 2027. The Company used net proceeds from the offering, in conjunction with net proceeds from the September 2021 common stock offering (Refer to "Note 10 – Common Stock"), to repay in full the Owl Rock Term Loan, which had a principal amount of $180.0 million outstanding as of September 17, 2021. The Company used the remaining net proceeds from the offering for general corporate purposes, including continued investment in the growth of the Company's businesses and for other working capital needs. The Company also used a portion of the net proceeds to acquire or invest in other assets complementary to the Company's businesses or for repurchases of the Company's other indebtedness.

Pursuant to a privately negotiated agreement dated October 6, 2023, the Company acquired $13.75 million aggregate principal amount of its outstanding 2024 Notes. This acquisition was made in exchange for 497,376 shares of common stock of the Company (the "Exchange Transaction"). In connection with the closing of the Exchange Transaction, all of the Company's outstanding 2024 Notes issued under the 2024 Indenture were canceled and the 2024 Indenture was discharged on October 15, 2023. The Exchange Transaction resulted in an inducement loss on settlement of convertible notes of $0.6 million, which is recorded as a loss on extinguishment of debt in the Company's consolidated statements of operations. The loss represents the difference between the fair value of the original conversion terms and the fair value of the induced conversion terms at the time of settlement.

The Senior Notes are senior, unsecured obligations of the Company. The Senior Notes are convertible, in whole or in part, at the option of the holder, upon the occurrence of specified events or certain fundamental changes set forth in the Indentures prior to the close of business on the business day immediately preceding October 15, 2025, and April 15, 2027, respectively; and, thereafter, at any time until the close of business on the second business day immediately preceding maturity. The 2026 Notes are convertible into Company common stock at an initial conversion rate of 23.2722 shares per $1,000 principal amount, and the 2027 Notes are convertible into Company common stock at an initial conversion rate of 12.9870 shares per $1,000 principal amount. Upon conversion, the Company may elect to settle by paying or delivering either solely cash, shares of Company common stock or a combination of cash and shares of Company common stock. The 2026 Indenture and 2027 Indenture contain covenants that, among other things, restrict the Company's ability to merge, consolidate or sell, or otherwise dispose of, substantially all of its assets and customary Events of Default (as defined in the Indentures).

Prior to the Company's adoption of ASU 2020-06 on January 1, 2022, the carrying amount of the liability component of the 2024 Notes and Senior Notes was calculated by estimating the fair value of similar notes that did not have associated convertible features. The carrying amount of the equity component, representing the conversion option, was determined by deducting the fair value of the liability component from the fair value amount of the 2024 Notes and Senior Notes. The valuation model used in determining the fair value of the liability component for the 2024 Notes and Senior Notes includes inputs, such as the implied debt yield within the nonconvertible borrowing rate. The implied estimated effective rate of the liability component of the 2024 Notes, 2026 Notes, and 2027 Notes was 10.2%, 7.3%, and 6.5% respectively.

Prior to the Company's adoption of ASU 2020-06 on January 1, 2022, in accordance with ASC Topic 470-20, *Debt with Conversion and Other Options — Beneficial Conversion Features*, the initial measurement of the 2024 Notes at fair value resulted in a liability of $62.4 million and as such, the calculated discount resulted in an implied value of the convertible feature recognized in additional paid in capital of $17.6 million; the initial measurement of the 2026 Notes at fair value resulted in a liability of $93.8 million and as such, the calculated discount resulted in an implied value of the convertible feature recognized in additional paid in capital of $26.2 million; and the initial measurement of the 2027 Notes at fair value resulted in a liability of $199.2 million and as such, the calculated discount resulted in an implied value of the convertible feature recognized in additional paid in capital of $65.8 million. Issuance costs for the 2024 Notes and Senior Notes amounted to $4.9 million, $4.2 million, and $8.3 million for the 2024 Notes, 2026 Notes, and 2027 Notes, respectively. These costs were allocated to debt and equity components on a ratable basis. For the 2024 Notes this amounted to $3.8 million and $1.1 million to the debt and equity components, respectively. For the 2026 Notes this amounted to $3.3 million and $0.9 million to the debt and equity components, respectively. For the 2027 Notes this amounted to $6.2 million and $2.1 million to the debt and equity components, respectively.

Prior to the Company's adoption of ASU 2020-06 on January 1, 2022, the Company recorded an income tax liability of $15.6 million during 2021 associated with the portion of the 2027 Notes that was classified within shareholders' equity. GAAP requires the offset of the deferred tax liability to be classified within shareholders' equity, consistent with the equity portion of the 2027 Notes. The creation of the deferred tax liability produced evidence of recoverability of the Company's net deferred tax assets, which resulted in the release of a valuation allowance, totaling $14.9 million, that was also classified within shareholders' equity pursuant to the adoption of ASU 2019-12.

Prior to the Company's adoption of ASU 2020-06 on January 1, 2022, in connection with the sale of the 2026 Notes, the Company recorded an income tax benefit of $4.4 million during 2020 as a result of the creation of a deferred tax liability associated with the portion of the 2026 Notes that was classified within shareholders' equity. The creation of the deferred tax liability produced evidence of recoverability of the Company's net deferred tax assets which resulted in the release of a valuation allowance, totaling $4.4 million, reflected as an income tax benefit in 2020.

Credit Facility

In connection with, and to partially fund the Cash Consideration for the Punchh Acquisition, on April 8, 2021, the Company entered into the Owl Rock Credit Agreement. The Owl Rock Credit Agreement provided for a term loan in the initial aggregate principal amount of $180.0 million, the "Owl Rock Term Loan". Issuance costs, which included a 2% Original Issue Discount, amounted to $9.3 million with net proceeds amounting to $170.7 million.

The Company used net proceeds from its offering of the 2027 Notes and its concurrent common stock offering (refer to "Note 10 – Common Stock") to repay in full the Owl Rock Term Loan, including $1.8 million accrued interest and $3.6 million prepayment premium, on September 17, 2021. Following its repayment, the Owl Rock Credit Agreement was terminated. The transaction resulted in a loss on settlement of notes of $11.9 million, which is recorded as a loss on extinguishment of debt in the Company's consolidated statements of operations. The loss represents the difference between (i) reacquisition price, including prepayment premium, and (ii) the sum of the carrying value of the debt component and any unamortized debt issuance costs at the time of settlement.

The following table summarizes interest expense recognized on the 2024 Notes and Senior Notes:

(in thousands)	Year Ended December 31,					
		2023		2022		2021
Contractual interest expense	$	7,627	$	8,036	$	9,420
Accretion of debt in interest expense		2,205		1,997		8,726
Total interest expense	$	9,832	$	10,033	$	18,146

The cash paid for interest was $8.0 million for the year ended December 31, 2023.

The following table summarizes the future principal payments for the Senior Notes as of December 31, 2023 (in thousands):

2024	$	—
2025		—
2026		120,000
2027		265,000
2028		—
Thereafter		—
Total	$	385,000

Note 10 — Common Stock

The Company issued 497,376 shares of its common stock as part of the Exchange Transaction related to the conversion of the 2024 Notes. Refer to "Note 9 - Debt" for additional information about the Exchange Transaction.

The Company issued 162,917 shares of its common stock as part of the purchase consideration paid to former MENU equity holders in connection with the MENU Acquisition. Refer to "Note 2 - Acquisitions" for additional information about the MENU Acquisition.

On September 17, 2021, the Company completed a public offering of its common stock in which the Company issued and sold 982,143 shares of common stock at a price of $56.00 per share. The Company received net proceeds of $52.5 million, after deducting underwriting discounts, commissions and other offering expenses.

In connection with, and to partially fund the Cash Consideration of the Punchh Acquisition, on April 8, 2021, the Company entered into Purchase Agreements with Act III and TRP to raise approximately $160.0 million through a private placement of the Company's common stock. Pursuant to the Purchase Agreements, the Company issued and sold (i) 73,530 shares of its common stock to Act III for a gross purchase price of approximately $5.0 million ($68.00 per share), and (ii) 2,279,412 shares of common stock to TRP for a gross purchase price of approximately $155.0 million ($68.00 per share) for an aggregate of 2,352,942 shares. The Company incurred $4.3 million of issuance costs in connection with the sale of its common stock. The Company also issued to Act III a fully-vested Warrant to purchase 500,000 shares of common stock with an exercise price of $76.50 per share and a five year exercise period. In connection with the Company's September 2021 public offering of its common stock, as a result of anti-dilution provisions within the Warrant, an additional 3,975 shares of the Company's common stock are available for purchase under the Warrant, at an exercise price of $75.90 per share. The Warrant is accounted for as an equity instrument pursuant to ASC Topic 815, *Derivatives and Hedging*, due to the Warrant contractually permitting only settlement in non-redeemable common shares upon exercise. Refer to "Note 9 – Debt" and "Note 16 - Subsequent Events" for additional information about the Warrant.

Issuance date fair value of the Warrant was determined to be $14.3 million based on using the Black-Scholes model with the following assumptions:

Expected term	5.0 years
Risk free interest rate	0.85 %
Expected volatility	53.78 %
Expected dividend yield	None
Fair value (per warrant)	$ 28.65

The Company also issued 1,493,130 of its common stock as part of the Equity Consideration of the Punchh Acquisition. Refer to "Note 2 – Acquisition" for additional information about the Punchh Acquisition.

Note 11 — Stock-Based Compensation

The Company recorded stock-based compensation expense of $14.4 million, $13.4 million, and $14.6 million in the consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021, respectively.

As a result of forfeitures of non-vested stock awards prior to the completion of the requisite service period or failure to meet requisite performance targets, the Company recorded a reduction of stock-based compensation expense for the years ended December 31, 2023, 2022, and 2021 of $0.6 million, $1.0 million, and $0.5 million respectively.

The Company has 2.7 million shares of common stock reserved for stock-based awards under its Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan (the "2015 Plan"). The 2015 Plan provides for the grant of several different forms of stock-based awards including:

- **Stock options** granted under the 2015 Plan, enable the recipient to purchase shares of the Company's common stock which may be incentive stock options or non-qualified stock options. Generally, stock options are nontransferable other than upon death. Stock options generally vest over a one to four year period and expire ten years after the date of the grant. The Compensation Committee has authority to administer the 2015 Plan and determine the material terms of options and other awards under the 2015 Plan.

- **Restricted Stock Awards ("RSA") and Restricted Stock Units ("RSU")** can have service-based and/or performance-based vesting. Grants of RSAs and RSUs with service-based vesting are subject to vesting periods ranging from one to three years. Grants of RSAs and RSUs with performance-based vesting are subject to a vesting period of one to four years and performance targets as defined by the Compensation Committee. The Company assesses the likelihood of achievement throughout the performance period and recognizes compensation expense associated with its performance awards based on this assessment in accordance with ASC Topic 718, *Stock Compensation*. Other terms and conditions applicable to any RSA or RSU award will be determined by the Compensation Committee and set forth in the agreement relating to that award.

Stock Options

The below tables present information with respect to stock options:

(in thousands, except for exercise price)	Number of Shares	Weighted Average Exercise Price		Aggregate Intrinsic Value
Outstanding at January 1, 2023	1,029	$	12.82	
Options exercised	(97)		10.73	
Options canceled/forfeited	(12)		13.40	
Outstanding at December 31, 2023	920	$	13.04	$ 28,053
Vested and expected to vest at December 31, 2023	920	$	13.04	$ 28,046
Total shares exercisable at December 31, 2023	898	$	13.12	$ 27,299
Shares remaining available for future grant	—			

(in thousands, except for grant date fair value)		2023		2022		2021
Option expense recorded, in thousands, for the year ended December 31,	$	2,814	$	5,664	$	9,585
Weighted average grant date fair value	$	—	$	—	$	60.48
Total intrinsic value of stock options exercised, in thousands, for the year ended December 31,	$	2,700	$	4,000	$	6,000
Cash received for options exercised	$	1,069	$	1,286	$	1,156

The fair value of options at the date of the grant was estimated using the Black-Scholes model with the following assumptions for the period ending December 31, 2021:

	2021
Expected option life	3.1 years
Weighted average risk-free interest rate	0.4 %
Weighted average expected volatility	56.5 %
Expected dividend yield	None

For the years ended December 31, 2023, 2022, and 2021 the expected option life was based on the Company's historical experience with similar type options. Expected volatility is based on historic volatility levels of the Company's common stock over the preceding period of time consistent with the expected life. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life. Stock options outstanding at December 31, 2023 are summarized as follows:

Range of exercise prices	Number outstanding (in thousands)	Weighted average remaining life
$0.73 - $35.26	920	5.95 years

Restricted Stock Units

Current year activity with respect to the Company's non-vested RSUs is as follows:

(in thousands, except weighted average fair value)	Shares		Weighted Average grant-date fair value
Balance at January 1, 2023	512	$	35.96
Granted	625		35.74
Vested	(210)		34.10
Canceled/forfeited	(88)		38.17
Balance at December 31, 2023	839	$	35.83

The below table presents information with respect to RSUs:

(in thousands)	2023	2022	2021
Service-based RSU	$ 9,325	$ 6,775	$ 3,353
Performance-based RSU	2,257	836	839
Total stock-based compensation expense related to RSUs	$ 11,582	$ 7,611	$ 4,192

In 2023, the Company determined the only outstanding performance awards were in the Restaurant/Retail segment and the Company determined the achievement of performance based awards to be probable. In 2022, the only outstanding performance awards were in the Restaurant/Retail segment and the Company determined the achievement of performance based awards to be probable. In 2021, the Company determined the achievement of performance based awards to be probable for both segments.

At December 31, 2023, the aggregate unrecognized compensation cost of equity awards was $21.1 million, which is expected to be recognized as compensation expense in fiscal years 2024 to 2026.

Employee Stock Purchase Plan

In June 2021, the Company's shareholders approved the 2021 Employee Stock Purchase Plan ("ESPP"), through which eligible employees may purchase shares of the Company's common stock at a discount through accumulated payroll deductions. The ESPP became effective on November 1, 2021. Participation in the ESPP by eligible employees of the Company and participating subsidiaries began on December 1, 2023. A total of 330,000 shares of Company common stock are available for purchase under the ESPP, subject to adjustment as provided for in the ESPP. As of December 31, 2023, no shares of common stock were purchased.

Note 12 — Income Taxes

The provision for (benefit from) income taxes consists of:

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Current income tax:			
Federal	$ —	$ —	$ —
State	642	784	408
Foreign	1,149	840	585
	1,791	1,624	993
Deferred income tax:			
Federal	59	(221)	(9,001)
State	138	(151)	(1,416)
	197	(372)	(10,417)
Provision for (benefit from) income taxes	$ 1,988	$ 1,252	$ (9,424)

The components of net loss before income taxes consisted of the following:

	2023	2022	2021
United States	$ (53,965)	$ (63,068)	$ (85,391)
International	(13,799)	(4,999)	168
Total net loss before income taxes	$ (67,764)	$ (68,067)	$ (85,223)

Deferred tax (liabilities) assets are comprised of the following at:

	December 31,	
	2023	2022
Deferred tax liabilities:		
Operating lease assets	$ (989)	$ (344)
Software development costs	(1,394)	(1,534)
Intangible assets	(17,172)	(19,803)
481(a) adjustment	(1,466)	—
Depreciation on property, plant and equipment	(1,269)	(1,428)
Gross deferred tax liabilities	(22,290)	(23,109)
Deferred tax assets:		
Allowances for bad debts and inventory	2,539	3,213
Capitalized inventory costs	223	300
Employee benefit accruals	7,773	4,628
Interest expense limitation under section 163 (j)	6,501	6,089
Operating lease liabilities	1,015	373
Federal net operating loss carryforward	38,357	40,212
State net operating loss carryforward	8,403	8,866
Foreign net operating loss carryforward	4,406	2,008
Federal and state tax credit carryforwards	14,804	13,364
R&D capitalization	22,108	11,297
Other	3,274	3,963
Gross deferred tax assets	109,403	94,313
Less valuation allowance	(87,943)	(71,837)
Non-current net deferred tax liabilities	$ (830)	$ (633)

The non-current net deferred tax liabilities are included within other long-term liabilities on the Company's consolidated balance sheets. The Company has Federal tax credit carryforwards of $13.3 million that expire in various tax years from 2028 to 2043. The Company has a Federal operating loss carryforward of $12.6 million expiring from 2029 through 2037 and a Federal operating loss carryforward of $170.1 million with an unlimited carryforward period. The Company also has state tax credits of $1.7 million and net operating loss carryforwards that vary by jurisdiction, ranging from $0 to $49.2 million, and expire in various tax years through 2043. The Company has foreign net operating loss carryforwards of $37.2 million expiring through 2029. The Company has a federal interest limitation carryforward of $26.4 million with an indefinite carryforward period.

In evaluating our ability to recover our deferred tax assets, management considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and results of recent operations. A valuation allowance is required to the extent it is more likely than not that the future benefit associated with certain Federal, state, and foreign deferred tax assets including tax loss carryforwards will not be realized.

As of December 31, 2023, management believes that it is more likely than not that the benefit from its deferred tax assets will not be realized except for the estimated amount of future tax associated with indefinite lived intangible assets. In calculating the valuation allowance, the Company was only permitted to use its existing deferred tax liabilities related to its indefinite-lived intangible assets (i.e. "naked credit deferred tax liabilities") as a source of taxable income to support the realization of its existing indefinite-lived deferred tax assets.

As a result of this analysis, management determined an increase in the valuation allowance in the current year to be appropriate.

No provision is made for certain taxes applicable to the undistributed earnings of the Company's foreign subsidiaries as it is the intention of management to fully utilize those earnings in the operations of foreign subsidiaries.

The Tax Cuts and Jobs Act created a new requirement that certain income earned by foreign subsidiaries, known as global intangible low-tax income ("GILTI"), must be included in the gross income of their U.S. shareholder. The FASB allows an accounting policy election of either recognizing deferred taxes for temporary differences expected to reverse as GILTI in future years or recognizing such taxes as a current-period expense when incurred. The company elected to treat the tax effect of GILTI as a current-period expense when incurred.

In the current year, the income tax provision includes an increase in deferred tax assets and corresponding increase in valuation allowance of $10.8 million related to the capitalization of R&D expenses for tax purposes and an increase in deferred tax assets and corresponding increase in valuation allowance of $3.3 million from foreign net operating loss carryforwards related to the MENU Acquisition.

In 2022, the income tax provision included a reduction in deferred tax liabilities and corresponding increase in valuation allowance of $20.0 million related to subordinated debt as a result of the adoption of ASU No. 2020-06, an increase in deferred tax assets and corresponding increase in valuation allowance of $11.3 million related to the capitalization of R&D expenses for tax purposes, and an increase in deferred tax assets and corresponding increase in valuation allowance of $2.0 million from foreign net operating loss carryforwards related to the MENU Acquisition.

In 2021, the income tax provision included a reduction of the Company's valuation allowance due to the establishment of a deferred tax liability in connection with the Punchh Acquisition. The establishment of that deferred tax liability created "future taxable income", partially utilizing existing deferred tax assets of the Company and resulting in a $10.4 million reduction of the Company's valuation allowance. The Punchh Acquisition resulted in a change in ownership for Punchh as defined by IRC Section 382; the Company determined the identified change in ownership should not limit the Company's ability to utilize Punchh net operating loss and credit carryforwards.

The Company records the benefits relating to uncertain tax positions only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. At December 31, 2023, the Company had no reserve for uncertain tax positions and the Company believes the Company has adequately provided for its tax-related liabilities. The Company is no longer subject to federal income tax audits for years before 2019.

The following table reconciles the Company's effective tax rate from the U.S. federal statutory tax rate of 21%:

	Year Ended December 31,		
	2023	2022	2021
Federal statutory tax rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	(1.0)	(0.7)	1.3
Contingent consideration revaluation	2.9	1.4	—
Nondeductible expenses	(0.2)	(0.5)	(0.8)
Tax credits (including R&D)	1.8	1.5	1.7
Foreign income tax rate differential	(5.8)	(2.6)	(0.5)
Stock based compensation	(1.4)	(1.4)	(0.7)
Valuation allowance	(20.0)	(20.5)	(10.7)
Other	(0.2)	(0.1)	(0.3)
	(2.9)%	(1.9)%	11.0 %

The effective income tax rate was (2.9)%, (1.9)% and 11.0% during the years ended December 31, 2023, December 31, 2022, and December 31, 2021 respectively. The decrease in 2023 compared to the statutory tax rate of 21.0% was primarily due to the increase in valuation allowance and the foreign income tax rate differential. The decrease in 2022 compared to the statutory tax rate of 21.0% was primarily due to the increase in valuation allowance and the foreign income tax rate differential. The decrease in 2021 compared to the statutory tax rate of 21.0% was primarily due to the valuation allowance and nondeductible acquisition expenses, which were partially offset by tax credits.

Note 13 — Commitments and Contingencies

From time to time, the Company is party to legal proceedings arising in the ordinary course of business. Additionally, U.S. Government contract costs are subject to periodic audit and adjustment. Based on information currently available, and based on its evaluation of such information, the Company believes the legal proceedings in which it is currently involved are not material or are not likely to result in a material adverse effect on the Company's business, financial condition or results of operations, or cannot currently be estimated.

Note 14 — Segment and Related Information

The Company is organized in two segments: Restaurant/Retail and Government. Management views the Restaurant/Retail and Government segments separately in operating its business, as the products and services are different for each segment.

Beginning with the Quarterly Report for the second quarter of 2023, we retroactively combined operating results noted as "Other" with operating results from our Restaurant/Retail segment because this better reflects the manner in which management reviews and assesses performance.

Information as to the Company's segments is set forth in the tables below:

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Revenues:			
Restaurant/Retail	$ 276,714	$ 262,347	$ 210,351
Government	139,109	93,448	72,525
Total	$ 415,823	$ 355,795	$ 282,876
Operating (loss) income:			
Restaurant/Retail	$ (68,387)	$ (65,559)	$ (59,682)
Government	8,678	7,527	5,801
Total	(59,709)	(58,032)	(53,881)
Other expense, net	(489)	(1,224)	(1,279)
Loss on extinguishment of debt	(635)	—	(11,916)
Interest expense, net	(6,931)	(8,811)	(18,147)
Loss before provision for (benefit from) income taxes	$ (67,764)	$ (68,067)	$ (85,223)
Depreciation, amortization and accretion:			
Restaurant/Retail	$ 29,219	$ 27,640	$ 29,766
Government	467	452	380
Total	$ 29,686	$ 28,092	$ 30,146
Capital expenditures including software costs:			
Restaurant/Retail	$ 10,541	$ 7,498	$ 7,576
Government	499	227	711
Total	$ 11,040	$ 7,725	$ 8,287
Revenues by country:			
United States	$ 392,224	$ 336,201	$ 262,164
International	23,599	19,594	20,712
Total	$ 415,823	$ 355,795	$ 282,876

(in thousands)	Year Ended December 31,	
	2023	2022
Total assets:		
Restaurant/Retail	$ 694,568	$ 722,958
Government	24,475	21,443
Other	83,563	110,457
Total	$ 802,606	$ 854,858
Goodwill:		
Restaurant/Retail	$ 488,918	$ 486,026
Government	736	736
Total	$ 489,654	$ 486,762

Assets by country based on the location of the asset were:

	December 31,	
	2023	2022
United States	$ 767,894	$ 809,437
International	34,712	45,421
Total	$ 802,606	$ 854,858

Customers comprising 10% or more of the Company's total revenues are summarized as follows:

	December 31,		
	2023	2022	2021
Restaurant/Retail segment:			
Yum! Brands, Inc.	9 %	10 %	11 %
McDonald's Corporation	8 %	12 %	12 %
Government segment:			
U.S. Department of Defense	33 %	26 %	26 %
All Others	50 %	52 %	51 %
	100 %	100 %	100 %

No other customer within "All Others" represented more than 10% of the Company's total revenue for the years ended 2023, 2022, and 2021.

Note 15 — Fair Value of Financial Instruments

The Company's financial instruments have been recorded at fair value using available market information and valuation techniques. The fair value hierarchy is based upon three levels of input, which are:

Level 1 − quoted prices in active markets for identical assets or liabilities (observable)

Level 2 − inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in inactive markets, or other inputs that are observable market data for essentially the full term of the asset or liability (observable)

Level 3 − unobservable inputs that are supported by little or no market activity, but are significant to determining the fair value of the asset or liability (unobservable)

The Company's financial instruments primarily consist of cash and cash equivalents, cash held on behalf of customers, short-term investments, debt instruments and deferred compensation assets and liabilities. The carrying amounts of cash and cash equivalents, cash held on behalf of customers, and short-term investments as of December 31, 2023 and December 31, 2022 were considered representative of their fair values because of their short term nature. The debt instruments are recorded at principal amount net unamortized debt issuance cost and discount (refer to "Note 9 - Debt" for additional information). The estimated fair value of the 2026 Notes and 2027 Notes at December 31, 2023 was $145.6 million and $236.1 million, respectively. As of December 31, 2022 the fair value of the 2024 Notes, 2026 Notes, and 2027 Notes was $17.4 million, $112.8 million, and $191.0 million, respectively. The valuation techniques used to determine the fair values of 2024 Notes, 2026 Notes, and 2027 Notes are classified within Level 2 of the fair value hierarchy as they are derived from broker quotations.

Deferred compensation assets and liabilities primarily relate to the Company's deferred compensation plan, which allows for pre-tax salary deferrals for certain key employees. Changes in the fair value of the deferred compensation liabilities are derived using quoted prices in active markets of the asset selections made by plan participants. Deferred compensation liabilities are classified in Level 2, the fair value classification as defined under FASB ASC Topic 820, Fair Value Measurements, because their inputs are derived principally from observable market data by correlation to the hypothetical investments. The Company holds insurance investments to partially offset the Company's liabilities under its deferred compensation plan, which are recorded at fair value each period using the cash surrender value of the insurance investments.

The cash surrender value of the life insurance policy was $3.3 million and $3.2 million at December 31, 2023 and December 31, 2022, respectively, and is included in other assets on the consolidated balance sheets. Amounts owed to employees participating in the deferred compensation plan at December 31, 2023 was $1.4 million compared to $1.7 million at December 31, 2022 and is included in other long-term liabilities on the consolidated balance sheets.

The Company uses Monte Carlo simulation modeling of a discounted cash flow model to determine the fair value of the earn-out liability associated with the MENU Acquisition. Significant inputs used in the simulation are not observable in the market and thus the liability represents a Level 3 fair value measurement as defined in ASC 820. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings. The amount paid that is less than or equal to the liability on the acquisition date will be reflected as cash used in financing activities in the Company's consolidated statements of cash flows. Any amount paid in excess of the liability on the acquisition date will be reflected as cash used in operating activities. The Company determined the fair value of the MENU earn-out contingent liability to be $0.6 million at December 31, 2023.

The following table presents the changes in the estimated fair values of the Company's liabilities for contingent consideration measured using significant unobservable inputs (Level 3) for fiscal year 2023:

(in thousands)	
December 31, 2021	$ —
New contingent consideration	14,200
Change in fair value of contingent consideration	(4,400)
Balance at December 31, 2022	9,800
Change in fair value of contingent consideration	(9,200)
Balance at December 31, 2023	$ 600

The change in fair value of contingent consideration was recorded within "Adjustment to contingent consideration liability" in the consolidated statement of operations.

The following tables provide quantitative information associated with the fair value measurement of the Company's liabilities for contingent consideration:

	December 31, 2023				
Contingency Type	Maximum Payout [1] (undiscounted) (in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average or Range
Revenue based payments	$ 5,600	$ 600	Monte Carlo	Revenue volatility	25.0 %
				Discount rate	11.5 %
				Projected year of payments	2024

[1] Maximum payout as determined by Monte Carlo valuation simulation; the disclosed contingency is not subject to a contractual maximum payout.

	December 31, 2022				
Contingency Type	**Maximum Payout [1] (undiscounted) (in thousands)**	**Fair Value**	**Valuation Technique**	**Unobservable Inputs**	**Weighted Average or Range**
Revenue and EBITDA based payments	$ 33,900	$ 9,800	Monte Carlo	Revenue volatility	25.0 %
				Gross profit volatility	40.0 %
				Discount rate	13.5 %
				Projected year of payments	2024

[1] Maximum payout as determined by Monte Carlo valuation simulation; the disclosed contingency is not subject to a contractual maximum payout.

Note 16 — Subsequent Events

On January 2, 2024 the Company entered into a consulting agreement with PAR Act III, LLC ("PAR Act III") pursuant to which PAR Act III will provide the Company with strategic consulting, merger and acquisition technology due diligence, and other professional and expert services that may be requested from time to time by the Company's Chief Executive Officer. In consideration for the services provided under the consulting agreement, the Company amended its common stock purchase warrant issued to PAR Act III on April 8, 2021 to extend the termination date of the warrant to April 8, 2028, subject to the consulting agreement remaining in effect through April 8, 2026. The warrant provides PAR Act III the right to purchase 500,000 shares of Company common stock at an exercise price of $76.50 per share and 3,975 shares of Company common stock at an exercise price of $75.90 per share.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of December 31, 2023. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Management's Annual Report on Internal Control over Financial Reporting.

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in its report below.

Changes in Internal Control over Financial Reporting.

In its evaluation of changes in our internal control over financial reporting, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, did not identify changes that occurred in our internal control over financial reporting during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PAR Technology Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of PAR Technology Corporation and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 27, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Rochester, New York
February 27, 2024

Item 9B.   OTHER INFORMATION

On December 7, 2023, Bryan Menar, our Chief Financial Officer, entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. The plan provides for the sale of up to 10,915 shares that will vest during the duration of the plan pursuant to certain equity awards granted to Mr. Menar. Mr. Menar's plan will expire on November 29, 2024, subject to early termination for certain specified events set forth in the plan.

None of the Company's other directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", as defined in Item 408 of Regulation S-K, during the three months ended December 31, 2023.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III


Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be included in our definitive proxy statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the headings, "Proposal 1: Election of Directors," "Executive Officers" "Corporate Governance - Code of Conduct," "Corporate Governance - Committees - Audit Committee" and "Delinquent Section 16(a) Reports."

Item 11.   EXECUTIVE COMPENSATION

The information required by this item will be included in our definitive proxy statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the headings, "Director Compensation" and "Executive Compensation."

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this item will be included in our definitive proxy statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the headings, "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included in our definitive proxy statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the headings, "Transactions with Related Persons" and "Corporate Governance – Director Independence."

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included in our definitive proxy statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the heading, "Principal Accounting Fees and Services."

PART IV

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements:

PAR's consolidated financial statements and notes thereto are included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report.

(a) 2. Financial Statement Schedules

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto included in this Annual Report.

(a) 3. Exhibits

**Incorporated by reference into this Annual
Report on Form 10-K**

Exhibit Number	Exhibit Description	Form (File No.)	Exhibit	Date Filed/Furnished
2.1	Agreement and Plan of Merger, dated April 8, 2021, by and among PAR Technology Corporation, ParTech, Inc., Sliver Merger Sub Inc., Punchh Inc. and Fortis Advisors LLC	Form 8-K (File No. 001-09720)	2.1	4/8/2021
2.2	Interest Purchase Agreement, dated November 7, 2019, by and among the Drew D. Peloubet Family Trust DTD 6/29/09, Steven A. Roberts, Gary Saling, PJCDSG, Inc., ParTech, Inc., PAR Technology Corporation and Drew D. Peloubet	Form 8-K (File No. 001-09720)	2.1	11/17/2019
3.1	Restated Certificate of Incorporation, as currently in effect	Form 10-Q (File No. 001-09720)	3.1	11/9/2022
3.2	Amended and Restated Bylaws, as currently in effect	Form 8-K (File No.001-09720)	3.1	2/14/2024
4.1	Specimen Certificate for shares of common stock	Form S-2 (File No. 333-04077)	4	5/20/1996
4.2	Indenture, dated as of February 10, 2020, between PAR Technology Corporation, as Issuer, and the Bank of New York Mellon Trust Company, N.A., as Trustee	Form 8-K (File No. 001-09720)	4.1	2/10/2020
4.3	Base Indenture, dated as of September 17, 2021, between PAR Technology Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee	Form 8-K (File No. 001-09720)	4.1	9/17/2021
4.4	First Supplemental Indenture, dated as of September 17, 2021, between PAR Technology Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee	Form 8-K (File No. 001-09720)	4.2	9/17/2021
4.6	Description of Securities			Filed herewith
10.1 ††	PAR Technology Corporation 2015 Equity Incentive Plan	Form S-8 (File No. 333-208063)	4.2	11/16/2015
10.2 ††	PAR Technology Corporation 2015 Equity Incentive Plan Notice of Award (Form)	Form S-8 (File No. 333-208063)	4.3	11/16/2015
10.3 ††	PAR Technology Corporation 2015 Equity Incentive Plan Outside Director Notice of Restricted Stock Award and Agreement (Form)	Form S-8 (File No. 333-208063)	4.4	11/16/2015
10.4 ††	PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notice - Option Award and Option Award Agreement (Form Effective November 2017)	Form 10-K (File No. 001-09720)	10.16	3/16/2018
10.5 ††	PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notice - Restricted Stock Award and Restricted Stock Award Agreement (Form Effective November 2017, employees and directors)	Form 10-K (File No. 001-09720)	10.17	3/16/2018

Exhibit Number	Exhibit Description	Incorporated by reference into this Annual Report on Form 10-K Form (File No.)	Exhibit	Date Filed
10.6 ††	Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan	Form S-8 (File No. 333-232589)	99.1	7/9/2019
10.7 ††	Form of Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notice - Option Award and Option Award Agreement	Form 10-Q (File No. 001-09720)	10.2	8/7/2019
10.8 ††	Form of Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notice - Restricted Stock Award and Restricted Stock Award Agreement	Form 10-Q (File No. 001-09720)	10.3	8/7/2019
10.9 ††	Grant Notice - Restricted Stock Award and Restricted Stock Award Agreement, Grant Date May 13, 2019, Savneet Singh	Form 10-Q (File No. 001-09720)	10.4	8/7/2019
10.10 ††	Form of Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notices - Restricted Stock Unit Award and Restricted Stock Unit Award Agreement	Form 10-K (File No. 001-09720)	10.15	3/16/2020
10.11 ††	Form of Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notices - Restricted Stock Unit Award and Restricted Stock Unit Award Agreement			Filed herewith
10.12 ††	Employment Offer Letter, dated November 14, 2016, between Bryan Menar and PAR Technology Corporation	Form 10-K (File No. 001-09720)	10.22	4/17/2017
10.13 ††	Employment Letter: Service as Chief Executive Officer, dated February 27, 2020, between PAR Technology Corporation and Savneet Singh	Form 10-K (File No. 001-09720)	10.20	3/16/2020
10.14 ††	Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan, as amended, June 4, 2020	Form S-8 (File No. 333-239230)	99.1	6/17/2020
10.15 ††	Amendment to Employment Letter between PAR Technology Corporation and Savneet Singh, dated February 16, 2021	Form 10-K (File No. 001-09720)	10.24	3/16/2021
10.16	Securities Purchase Agreement, dated April 8, 2021, between PAR Technology Corporation and PAR Act III, LLC	Form 8-K (File No. 001-09720)	10.2	4/8/2021
10.17	Securities Purchase Agreement, dated April 8, 2021, among PAR Technology Corporation and certain funds and accounts advised by T. Rowe Price Associates, Inc., acting as investment adviser	Form 8-K (File No. 001-09720)	10.3	4/8/2021
10.18	Registration Rights Agreement, dated April 8, 2021, between PAR Technology Corporation and PAR Act III, LLC	Form 8-K (File No. 001-09720)	10.4	4/8/2021

Exhibit Number	Exhibit Description	Incorporated by reference into this Annual Report on Form 10-K Form (File No.)	Exhibit	Date Filed
10.19	Registration Rights Agreement, dated April 8, 2021, among PAR Technology Corporation and certain funds and accounts advised by T. Rowe Price Associates, Inc., acting as investment adviser	Form 8-K (File No. 001-09720)	10.5	4/8/2021
10.20	Investor Rights Agreement, dated April 8, 2021, between PAR Technology Corporation and PAR Act III, LLC	Form 8-K (File No. 001-09720)	10.6	4/8/2021
10.21	Common Stock Purchase Warrant, dated April 8, 2021, in favor of PAR Act III, LLC	Form 8-K (File No. 001-09720)	10.7	4/8/2021
10.22 ††	Offer of Employment letter, dated October 4, 2021, to Raju Malhotra	Form 10-K (File No. 001-09720)	10.32	3/1/2022
10.23 ††	Offer of Employment letter, dated October 28, 2021, to Michael D. Nelson	Form 10-K (File No. 001-09720)	10.33	3/1/2022
10.24 ††	Amendment to Employment Letter between PAR Technology Corporation and Savneet Singh, dated March 16, 2022	Form 10-Q (File No. 001-09720)	10.1	5/10/2022
10.25 ††	Amendment to Employment Letter between PAR Technology Corporation and Savneet Singh, dated May 9, 2023	Form 10-Q (File No. 001-09720)	10.1	5/10/2023
10.26	Consulting Agreement, effective as of January 2, 2024, between PAR Technology Corporation and PAR Act III, LLC	Form 8-K (File No. 001-09720)	99.1	1/4/2024
10.27	Amendment No. 1 to Common Stock Purchase Warrant and Registration Rights Agreement, dated January 2, 2024, between PAR Technology Corporation and PAR Act III, LLC	Form 8-K (File No. 001-09720)	99.2	1/4/2024
21	Subsidiaries of PAR Technology Corporation			Filed herewith
23.1	Consent of Deloitte & Touche LLP			Filed herewith
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended			Filed herewith
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended			Filed herewith
32.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350			Furnished herewith
32.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350			Furnished herewith
97	PAR Technology Corporation Clawback and Forfeiture Policy			Filed herewith

Exhibit Number	Exhibit Description	Incorporated by reference into this Annual Report on Form 10-K			
		Form (File No.)	Exhibit	Date Filed	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document			Filed herewith	
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document			Filed herewith	
101.INS	XBRL Instance Document			Filed herewith	
101.LAB	XBRL Taxonomy Extension Label Linkbase Document			Filed herewith	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document			Filed herewith	
101.SCH	XBRL Taxonomy Extension Schema Document			Filed herewith	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).			Filed herewith	

†† Indicates management contract or compensatory plan or arrangement.

Item 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAR TECHNOLOGY CORPORATION

February 27, 2024

/s/ Savneet Singh

Savneet Singh
Chief Executive Officer & President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Savneet Singh Savneet Singh	Chief Executive Officer, President & Director (Principal Executive Officer)	February 27, 2024
/s/ Bryan A. Menar Bryan A. Menar	Chief Financial Officer (Principal Financial Officer)	February 27, 2024
/s/ Michael A. Steenberge Michael A. Steenberge	Chief Accounting Officer (Principal Accounting Officer)	February 27, 2024
/s/ Cynthia A. Russo Cynthia A. Russo	Director	February 27, 2024
/s/ Douglas G. Rauch Douglas G. Rauch	Director	February 27, 2024
/s/ James C. Stoffel James C. Stoffel	Director	February 27, 2024
/s/ Keith Pascal Keith Pascal	Director	February 27, 2024
/s/ Linda M. Crawford Linda M. Crawford	Director	February 27, 2024
/s/ Narinder Singh Narinder Singh	Director	February 27, 2024



NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS

The 2024 annual meeting of shareholders (the "Annual Meeting") of PAR Technology Corporation, a Delaware corporation ("PAR," "Company," "we," "us," or "our") will be held as follows:

DATE AND TIME	ACCESS	RECORD DATE
Monday, June 3, 2024 10:00 a.m. ET	(Virtual Meeting) Attend and vote via live audio webcast at www.virtualshareholdermeeting.com/PAR2024 Enter your 16-digit control number	Wednesday, April 10, 2024

ITEMS OF BUSINESS

BOARD PROPOSALS	BOARD VOTE RECOMMENDATION	SEE PAGE
1. Elect the seven directors named in this proxy statement to serve until the 2025 Annual Meeting of Shareholders.	✓ **FOR** each nominee	5
2. Approve an amendment to our Restated Certificate of Incorporation to increase the authorized shares of common stock from 58,000,000 shares to 116,000,000 shares.	✓ **FOR**	51
3. Approve an amendment to the Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan to increase the number of shares of common stock authorized for issuance thereunder by 1,900,000 shares.	✓ **FOR**	53
4. Approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers "say-on-pay" vote).	✓ **FOR**	59
5. Ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2024.	✓ **FOR**	60

We may also transact other business that properly comes before the Annual Meeting. The items of business described above will be considered at the Annual Meeting, including at any time and date to which the Annual Meeting may be properly adjourned or postponed.

ATTENDANCE

To attend and participate in the Annual Meeting, if you are a registered holder, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card. If you are a beneficial owner and your shares are registered in the name of a broker, bank, or other nominee and your voting instruction form or Notice of Internet Availability of Proxy Materials (''Notice'') indicates that you may vote those shares through the http://www.proxyvote.com website, then you may attend and participate in the Annual Meeting using the 16-digit control number included on that instruction form or Notice. Otherwise, beneficial owners should contact their broker, bank, or other nominee (preferably at least five days before the Annual Meeting) and obtain a ''legal proxy'' to be able to attend and participate in the Annual Meeting. Shareholders will be able to vote their shares electronically and submit questions during the Annual Meeting.

VOTING

Who can vote: Shareholders as of the Record Date

In advance of the Annual Meeting
   Internet: www.proxyvote.com

   Telephone: 1-800-690-6903

   Mail: complete, sign, date, and return the proxy card

During the Annual Meeting
   Internet: www.virtualshareholdermeeting.com/PAR2024

By Order of the Board of Directors,

Savneet Singh,
Chief Executive Officer and President



New Hartford, New York
April 23, 2024

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on Monday, June 3, 2024 at 10:00 a.m., Eastern Time.
This Notice of 2024 Annual Meeting of Shareholders, Proxy Statement, and 2023 Annual Report on Form 10-K are available at www.proxyvote.com.

TABLE OF CONTENTS

Forward-Looking Statements and Website References.

This proxy statement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, Section 27A of the Securities Act of 1933, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical in nature, but rather are predictive of our future operations, financial condition, financial results, business strategies and prospects. Forward-looking statements are generally identified by words such as ''anticipate,'' ''believe,'' ''belief,'' ''continue,'' ''could,'' ''expect,'' ''estimate,'' ''intend,'' ''may,'' ''opportunity,'' ''plan,'' ''should,'' ''will,'' ''would,'' ''will likely result,'' and similar expressions. Forward-looking statements are based on management's current expectations and assumptions that are subject to a variety of risks and uncertainties, many of which are beyond PAR's control, which could cause our actual results to differ materially from those expressed in or implied by forward-looking statements contained in this proxy statement. Factors, risks, trends, and uncertainties that could cause our actual results to differ materially from those expressed in or implied by forward-looking statements contained in this proxy statement are discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and our other filings with the Securities and Exchange Commission (''SEC''). We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities law.

Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this proxy statement or into any of our other filings with the SEC.



2024 ANNUAL MEETING OF SHAREHOLDERS
To be held June 3, 2024

PROXY STATEMENT

The Board of Directors ("Board") of PAR Technology Corporation, a Delaware corporation ("PAR," "Company," "we," "us," or "our") is soliciting your proxy for use at PAR's 2024 Annual Meeting of Shareholders ("Annual Meeting") to be held on Monday, June 3, 2024 at 10:00 a.m., Eastern Time, virtually by a live audio webcast at www.virtualshareholdermeeting.com/PAR2024.

This proxy statement, accompanying form of proxy, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 ("2023 Annual Report") or Notice of Internet Availability of Proxy Materials are expected to first be sent or made available on April 23, 2024 to PAR shareholders entitled to notice of and to vote at the Annual Meeting. PAR's principal executive offices are located at 8383 Seneca Turnpike, New Hartford, New York 13413.

INFORMATION ABOUT THE PROXY MATERIALS AND VOTING

Who is entitled to notice and to vote at the Annual Meeting?

Only shareholders of record of PAR common stock at the close of business on April 10, 2024, the record date, are entitled to notice of, and to vote at, the Annual Meeting. On April 10, 2024, there were 33,981,731 shares of common stock outstanding. Each share of common stock is entitled to one vote.

Shareholder of Record; Shares Registered in Your Name.

If on April 10, 2024 your shares were registered directly in your name, then you are a shareholder of record and you may vote on the matters to be voted on at the Annual Meeting. If your proxy is properly executed in time to be voted at the Annual Meeting, the shares represented by your proxy will be voted in accordance with the instructions you provide.

Beneficial Owners; Shares Registered in the Name of a Broker, Bank, or Other Nominee.

If on April 10, 2024 your shares were not registered in your name, but rather in the name of a broker, bank, or other nominee, then you are the beneficial owner of shares held in "street name" and a Notice of Internet Availability of Proxy Materials ("Notice") is being forwarded to you by that organization, which is considered to be the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank, or other nominee regarding how to vote your shares. You are also invited to attend the Annual Meeting. Beneficial owners whose voting instruction form or the Notice indicates that they may vote their shares through the http://www.proxyvote.com website may attend and participate in the Annual Meeting using the 16-digit control number included on that instruction form or the Notice. Otherwise, beneficial owners should contact their broker, bank, or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" to be able to attend and participate in the Annual Meeting. If you have any questions about your control number or how to obtain one, please contact the broker, bank, or other nominee that holds your shares.

Participating in the Annual Meeting.

The Annual Meeting will be a completely virtual meeting. The meeting will be conducted by a live audio webcast. To participate in the Annual Meeting, visit www.virtualshareholdermeeting.com/PAR2024 and enter the 16-digit control number included on your Notice or on your proxy card or voting instruction form, or otherwise provided to you by your broker, bank, or other nominee. You may begin to log into the Annual Meeting platform at 9:45 a.m., Eastern Time, and the Annual Meeting will begin promptly at 10:00 a.m., Eastern Time, on June 3, 2024

If you wish to submit a question during the Annual Meeting, you may do so on the virtual meeting platform at www.virtualshareholdermeeting.com/PAR2024. We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

How do I vote my shares?

Shareholders of record on April 10, 2024 may vote their shares over the Internet, by telephone or mail; and, during the Annual Meeting.

In advance of the Annual Meeting

- **By Internet**. You may vote at www.proxyvote.com, 24 hours a day, seven days a week. You will need the 16-digit control number included on your Notice or on your proxy card or voting instruction form. Votes submitted through the Internet must be received by 11:59 p.m., Eastern Time, on June 2, 2024. If you are a beneficial owner, the availability of online voting may depend on the voting procedures of the organization that holds your shares.

- **By Telephone**. You may vote using a touch-tone telephone by calling 1-800-690-6903, 24 hours a day, seven days a week. You will need the 16-digit control number included on your Notice or on your proxy card or voting instruction form. Votes submitted by telephone must be received by 11:59 p.m., Eastern Time, on June 2, 2024. If you are a beneficial owner, the availability of phone voting may depend on the voting procedures of the organization that holds your shares.

- **By Mail**. If you received printed proxy materials, you may submit your vote by completing, signing, and dating the proxy card received and returning it in the postage-paid envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

During the Annual Meeting. You may vote during the Annual Meeting by going to www.virtualshareholdermeeting/PAR2024. You will need the 16-digit control number included on your Notice or on your proxy card or voting instruction form or otherwise provided to you by your broker, bank, or other nominee. If you previously voted via the Internet, telephone, or mail, you will not limit your right to vote online at the Annual Meeting.

Can I change my vote after submitting my proxy?

You may change your vote or revoke your proxy at any time prior to the vote during the Annual Meeting.

You may change your vote by: (1) properly granting a new proxy bearing a later date (which automatically revokes an earlier proxy); (2) providing a written notice of revocation to the Corporate Secretary at PAR Technology Corporation, 8383 Seneca Turnpike, New Hartford, New York 13413, prior to your shares being voted; or (3) attending the Annual Meeting and voting your shares electronically during the Annual Meeting. Attending the Annual Meeting will not cause your previously granted proxy to be revoked unless you vote again at the Annual Meeting. Your most current vote will be counted.

If you are a beneficial owner of shares registered in the name of a broker, bank, or other nominee, you will need to follow the voting instructions provided to you by your broker, bank, or other nominee as to how you may revoke your proxy and change your vote.

What constitutes a quorum?

A quorum must be present at the Annual Meeting for any business to be conducted. The presence at the Annual Meeting, via live audio webcast or by proxy, of the holders of a majority of the shares of PAR common stock outstanding on the record date will constitute a quorum. Both abstentions and broker non-votes will be counted for the purpose of determining the presence of a quorum.

What proposals will be voted on at the Annual Meeting? How does the Board recommend that I vote and what is the voting requirement for each of the Proposals? What effect will abstentions and broker non-votes have?

Proposal	Board's Recommendation	Voting Options	Votes Required	Effects of Abstentions	Effects of Broker Non-Votes
1. Election of Directors	FOR each director nominee named in this proxy statement	• For • Withhold	A plurality of votes cast (the seven (7) director nominees receiving the most "For" votes will be elected)	None	None
2. Amendment to our Restated Certificate of Incorporation to increase authorized shares of common stock rom 58,000,000 to 116,000,000	FOR	• For • Against • Abstain	A vote "For" by a majority of votes cast	None	None (brokers, banks, and other nominees have discretionary authority to vote on this proposal)
3. Amendments to the 2015 Equity Incentive Plan to increase the number of shares of common stock issuable under the Plan	FOR	• For • Against • Abstain	A vote "For" by a majority of votes cast	None	None
4. Advisory Vote to approve Named Executive Officer compensation ("say-on-pay" vote)	FOR	• For • Against • Abstain	A vote "For" by a majority of votes cast	None	None
5. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024	FOR	• For • Against • Abstain	A vote "For" by a majority of votes cast	None	None (brokers, banks, and other nominees have discretionary authority to vote on this proposal)

Abstentions and Broker Non-Votes

An "abstention" occurs when a shareholder affirmatively declines to vote on a proposal. A broker non-vote occurs when shares held by a broker, bank, or other nominee in "street name" are not voted with respect to one or more proposals because the nominee did not receive voting instructions from the beneficial owner of the shares on non-routine proposals for which the nominee lacks discretionary voting power to vote the shares. Proposal 2 – Amendment to our Restated Certificate of Incorporation to increase authorized shares of common stock from 58,000,000 to 116,000,000 and Proposal 5 - Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2024 are the only Proposals for consideration by shareholders at the Annual Meeting expected to be a "routine" proposal for which brokers, banks, and other nominees are expected to have discretionary authority to vote. Note that whether a proposal is considered routine or non-routine is subject to New York Stock Exchange (NYSE) rules and final determination by the NYSE. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank, or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

Director Vote

Under our Bylaws, directors are elected by a plurality of votes cast. This means that the seven director nominees receiving the highest number of affirmative votes will be elected as directors. You may vote for all the director nominees, withhold authority to vote your shares for all the director nominees or withhold authority to vote your shares with respect to any one or more of the director nominees. Withholding authority to vote your shares with respect to one or more director nominees will have no effect on the election of those nominees. Broker non-votes will have no effect on the election of the nominees.

What if I return a proxy card but do not make specific choices?

All properly signed proxy cards returned in time to be counted at the Annual Meeting will be voted by the named proxies at the Annual Meeting. Where you have specified how your shares should be voted on a proposal, your shares will be voted in accordance with your instructions; if you properly sign your proxy card, but you do not indicate how your shares should be voted on a proposal, your shares will be voted as the Board recommends. The Board knows of no other business that will be presented for consideration at the Annual Meeting; however, if any other business is properly brought before the Annual Meeting, the individuals named on the proxy card will vote your shares in their discretion on such other business.

What is "householding" and how does it work?

If you are the beneficial owner of shares held in "street name", the broker, bank, or other nominee that holds your shares may deliver a single Notice of 2024 Annual Meeting of Shareholders, proxy statement and 2023 Annual Report, along with individual proxy cards or individual voting instruction forms to any household at which two or more shareholders reside unless contrary instructions have been received from you. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses. Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting Broadridge Financial Solutions by calling 1-866-540-7095, or by writing to Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, New York 11717, Attn: Householding Department. If you wish to receive a separate set of proxy materials for this year's Annual Meeting, we will deliver them promptly upon request to Attn: Investor Relations, PAR Technology Corporation, 8383 Seneca Turnpike, New Hartford, New York 13413 or (315) 738-0600.

Who is paying for this proxy solicitation?

PAR will bear the cost of soliciting proxies. We will reimburse brokers, banks, and other nominees for reasonable expenses that they incur in sending proxy materials to beneficial owners of our common stock. PAR has engaged Morrow Sodali LLC to assist with the solicitation of proxies. We expect to pay Morrow Sodali LLC a fee of $10,000 plus a reasonable amount to cover expenses. Our directors, officers, and other employees, without additional compensation, may also solicit proxies personally or in writing, by telephone, e-mail, or otherwise.

PROPOSAL 1 – ELECTION OF DIRECTORS

PAR's Board of Directors is set at seven (7) directors. At the Annual Meeting shareholders will vote on the seven (7) director nominees named below to serve until the 2025 annual meeting of shareholders and until his or her successor is duly elected and qualified or, earlier, until his or her death, resignation, or removal. All director nominees have been nominated by the Board based on the recommendation of the Nominating and Corporate Governance Committee. The Board has no reason to believe that any of the director nominees are unable or unwilling to serve, and each director nominee has consented to be named in this proxy statement and to serve if elected. Each director nominee is currently serving as a director of the Company and each director nominee was elected by our shareholders at the 2023 annual meeting of shareholders other than Linda M. Crawford who was appointed to the Board effective December 5, 2023.

As reflected in the biographies of the director nominees below, our directors bring a diverse mix of highly relevant and complementary skills, experiences, and backgrounds, which facilitates strong oversight of PAR's management and strategy.

Directors Nominees

The following provides summary information about the Company's directors, who are also the director nominees.

Name	Age	Director Since	Independent*	Board Committees		
				Audit	Comp	NCG
LINDA M. CRAWFORD	60	2023	⊘			
KEITH E. PASCAL	59	2021				
DOUGLAS G. RAUCH	72	2017	⊘	•	•	👤
CYNTHIA A. RUSSO	54	2015	⊘	👤+	•	•
NARINDER SINGH	50	2021	⊘		•	•
SAVNEET SINGH *Chief Executive Officer and President, PAR Technology Corporation*	40	2018				
JAMES C. STOFFEL	78	2017	⊘	•	👤	•

 Committee Chair   **Audit:** Audit Committee   **NCG**: Nominating and Corporate Governance Committee

 Committee Member   **Comp**: Compensation Committee

---

*   Independence is determined by the listing standards of the New York Stock Exchange (NYSE) and our Corporate Governance Guidelines.

\+   Audit Committee Financial Expert.

	**The Board of Directors unanimously recommends a vote FOR the election to the Board of each director nominee.**



Savneet Singh

Director Since: 2018

Age: 40

CEO and President,
PAR Technology
Corporation

Committee Memberships:
• None

Business and Other Experience

Mr. Singh joined the Company's Board of Directors in April 2018 and has served as the Chief Executive Officer and President of the Company and President of ParTech, Inc. since March 2019. Mr. Singh previously served as the Interim Chief Executive Officer and President of the Company and Interim President of ParTech, Inc. from December 2018 until March 2019. Since June 2018, Mr. Singh has been a partner of CoVenture, LLC, a multi-asset manager with funds in venture capital, direct lending, and crypto currency. From 2017 to 2018, Mr. Singh served as the managing partner of Tera-Holdings, LLC, a holding company of niche software businesses that he co-founded. In 2009, Mr. Singh co-founded GBI, LLC (f/k/a Gold Bullion International, LLC (GBI)), an electronic platform that allows investors to buy, trade and store physical precious metals. During his tenure at GBI, from 2009 to 2017, Mr. Singh served as GBI's chief operating officer, its chief executive officer, and its president.

Key Qualifications

As an entrepreneur, investor and board member of public companies, Mr. Singh brings unique insight and a strategic perspective to the Company's business and strategies.

Other Public Company Boards
Current: None
Prior:
• CDON AB (NASDAQ Nordic: CDON)
• Blockchain Power Trust (TSXV: BPWR.UN; TEP.DB)
• Sharp Spring, Inc. (NASDAQ: SHSP)
• Osprey Technology Acquisition Corp. (NYSE: SFTW.U)



Linda M. Crawford

Director Since: 2023

Age: 60

Independent

Committee Memberships:
- None *

Business and Other Experience

Ms. Crawford has served as a director since December 2023, She currently acts as an advisor to several venture backed companies (since March 2022) and serves on the Board of directors of Verint Systems Inc., a provider of customer engagement solutions, and Equilar, an information services firm with products focused on compensation. She retired from her position as CEO of Helpshift, Inc., a company focused on AI driven customer support solutions for B2C companies, in 2020 following her appointment to that role in 2017. She also served as the Chief Customer Officer of Optimizely, Inc., a SaaS company focused on customer experience, from 2016 to 2017. Prior to Optimizely, Ms. Crawford spent nearly a decade at Salesforce in several executive positions, including Executive Vice President and Chief Executive Officer of the Sales Cloud Products division. Prior to Salesforce, Ms. Crawford held executive positions at Siebel Systems, the company credited for creating the CRM industry. Ms Crawford served as a director of ChannelAdvisor Corporation from 2021 to 2022 and previously served on the board of Demandware, Inc., a software technology company providing cloud-based unified e-commerce solutions to retailers, which was acquired by Salesforce in 2016.

Key Qualifications

The Board has concluded that Ms. Crawford's extensive experience in key executive positions at leading software companies, including those offering AI and cloud-based solutions, driving innovation, employee and customer success gives her the qualifications and skills to serve as a director.

Other Public Company Boards
Current: Verint Systems Inc. (Nasdaq: VRNT)
Prior:
- ChannelAdvisor Corporation (NYSE: ECOM)
- Demandware, Inc. (NYSE: DWRE)

* Ms. Crawford's committee assignments will be determined following the Annual Meeting.



Keith E. Pascal

Director Since: 2021

Age: 59

Independent

Committee Memberships:
- None

Business and Other Experience

Mr. Pascal has served as Vice President and Secretary of Act III Holdings, LLC, a Boston-based investment fund and of Act III Management LLC, a service company to the restaurant, hospitality, and entertainment industries since March 2018. In addition, Mr. Pascal is the Founder, and since 2008 has served as President of 12:51:58 MW LLC, a provider of an enterprise software platform for global restaurant and retail operators. From January 2015 to March 2018, Mr. Pascal worked for Panera Bread, a chain store of bakery-café fast casual restaurants, where he served as a consultant and was named Chief Concept Officer in November 2017. Mr. Pascal served as CEO of Goji, a developer of high-tech cooking technology, from 2010 to 2012, as the CEO of Torex Retail PLC Hospitality Division from 2006 to 2008, and is the Founder and served as CEO of Savista, a point-of-sale software and business process outsourcing company serving the global restaurant industry, from 1999 to 2006. Mr. Pascal started his career in operations at McDonald's Corp.

Key Qualifications

Mr. Pascal brings to the Board over 30 years of restaurant operations experience and senior leadership experience, with both private and public national restaurant chains, and significant experience in the restaurant industry, as both an investor and as a director. He offers valuable financial expertise and public company governance experience as a member of the board of another public company.

Other Public Company Boards
Current: None
Prior: BJ's Restaurants, Inc. (NASDAQ: BJRI)



Douglas G. Rauch

Director Since: 2017

Age: 72

Independent

Committee Memberships:
- Nominating and Corporate Governance (Chair)
- Audit
- Compensation

Business and Other Experience

Mr. Rauch spent 31 years with Trader Joe's Company, a national chain of neighborhood grocery stores, the last 14 years as a President until his retirement in June 2008. Since June 2015, Mr. Rauch has served as the Founder/President of Daily Table, an innovative non-profit retail solution to bring affordable nutrition to the food insecure in Boston's inner city. He previously served as CEO of Conscious Capitalism, Inc., a nonprofit organization, from August 2011 to July 2017, where he continues to serve as director emeritus. Since February 2020, Mr. Rauch has served as a director of Sprouts Farmers Market, Inc., a grocery store offering affordable, fresh, natural and organic products, where he serves as the Chair of the Audit Committee. From October 2009 to October 2019, Mr. Rauch served as a trustee at the Olin College of Engineering and he serves as a director or as an advisory board member of several for profit and non-profit companies.

Key Qualifications

Mr. Rauch brings to the Board extensive knowledge and operational experience in the food service/grocery industry and brings important insights and perspectives on technology solutions to the restaurant and retail space. He has created and led the implementation of key business operational strategies, and offers valuable financial expertise and senior leadership experience, including a strong understanding of employee health and culture issues. He also brings public company governance experience as a member of the board and board committee of another public company.

Other Public Company Boards
  Current: Sprouts Farmers Market, Inc. (NASDAQ: SFM)
  Prior: None



Cynthia A. Russo

Director Since: 2015

Age: 54

Independent

Committee Memberships:
- Audit (Chair)
- Compensation
- Nominating and Corporate Governance

Business and Other Experience

Ms. Russo has more than 25 years' experience in financial and operations management with global, growth technology companies. Since June 2019, Ms. Russo has served as a director of Verra Mobility Corporation, a provider of smart mobility technology solutions and services throughout the United States, Australia, Canada and Europe, where she serves on the Audit and Compensation Committees. Ms. Russo is also a director of Verifone, Inc., a world leader in payment and commerce solutions, where she serves as the Audit Committee Chair. Ms. Russo currently serves as CFO Operating Partner for K1 Investment Management at two of their portfolio companies: Canvas Solutions, Inc. (GoCanvas), a global SaaS provider of field operations and inspections solutions, since September 2023, and SimPRO Holdings, Inc. (Simpro), a global SaaS business providing field service management solutions, since November 2023. Ms. Russo served as a director and Chair of the Audit Committee of UserTesting, Inc., an on-demand human insight platform that enables organizations to deliver a better customer experience, from 2021 to January 2023, when it was sold to Thoma Bravo and Sunstone Partners. From March 2021 to September 2022, Ms. Russo served as Interim Chief Financial Officer of Optoro, Inc., an end-to-end reverse logistics technology solution for all stages of a returns lifecycle. Ms. Russo previously served as Executive Vice President and Chief Financial Officer of Cvent, Inc. (NASDAQ: CVT), a cloud-based enterprise event management platform, from September 2015 to September 2018. Prior to that, Ms. Russo served as Executive Vice President and CFO of MICROS Systems, Inc., a global, public enterprise information system software, hardware and services company for retail and hospitality industries (NASDAQ: MCRS). During her 19 years at MICROS, Ms. Russo served in a variety of senior financial roles until MICROS Systems' acquisition by Oracle in September 2014.

Key Qualifications

Ms. Russo's more than 30-year career as a certified public accountant provides the Board substantial knowledge regarding financial and risk management matters, including cybersecurity risks, as well as valuable operational and senior leadership expertise. She brings public company governance experience as a member of boards and board committees of other public companies. She is a certified public accountant and certified internal auditor.

Other Public Company Boards
Current: Verra Mobility Corporation (NASDAQ: VRRM)
Prior: UserTesting, Inc. (NYSE: USER)



Narinder Singh

Director Since: 2021

Age: 50

Independent

Committee Memberships:
- Compensation
- Nominating and Corporate Governance

Business and Other Experience

Mr. Singh is the Co-founder of LookDeep Inc., and has served as its Chief Executive Officer since March 2019. Mr. Singh is also a Co-founder, and he served as a director of Appirio Inc., a leader in delivering cloud innovation to companies through emerging technologies, from September 2006 until its acquisition by Wipro Limited in November of 2016. At Appirio, Mr. Singh also served as President and Chief Strategy Officer of Topcoder, a division of Appirio and a crowdsourcing design, development, and data science community with more than one million members. Prior to working at Appirio, Mr. Singh worked at SAP SE in the Office of the CEO as a part of the Corporate Strategy Group from July 2004 to September 2006. While at SAP SE, Mr. Singh led initiatives on sales, maintenance, and competitive strategies. From November 1998 to March 2004, Mr. Singh led research and development, sales, and marketing activity as Vice President and General Manager at webMethods focusing on integration, BPM/workflow technologies. Mr. Singh began his career with Accenture (NYSE:ACN) in September 1995 at its Center for Strategic Technology and worked there until November 1998. Mr. Singh holds a Bachelor of Science from Northwestern University, an MBA from the Wharton School of Business and a Masters in Translation Medicine from University of California, San Francisco and Berkley. Mr. Singh also serves on the board of directors of the Sikh Coalition, a not-for-profit association.

Key Qualifications

Mr. Singh brings to the Board significant leadership experience in the technology industry, including experience with software development and the execution of go-to-market strategies. He has been recognized for his leadership by the New York Times, and was named one of San Francisco Business Times 40 under 40. Mr. Singh has appeared on CNN, C-Span, and the Daily Show to discuss topics ranging from immigration policy, job creation, and inclusion in the aftermath of mass violence, he represented Appirio at the World Economic Forum, and he has testified before the U.S. House of Representatives, Science Committee on innovation. Mr. Singh brings financial expertise and a strong understanding of the issues facing both mature and start-up companies. He has valuable experience in addressing a variety of complex issues ranging from corporate strategy, organizational structure, governance, transformational change, operational performance improvement, and acquisition integration.

Other Public Company Boards
Current: None
Prior: None



James C. Stoffel

Director Since: 2017

Chairman Since: 2023

Lead Director: 2020-2023

Age: 78

Independent

Committee Memberships:
- Compensation (Chair)
- Audit
- Nominating and Corporate Governance

Business and Other Experience

Since 2006 Mr. Stoffel has been a senior advisor to private equity and board member of multiple public companies. From 2011 to 2019 he also served as Co-Founding General Partner of Trillium International, a private equity firm focused on growth equity investments in technology companies. From 1997 to 2005, Mr. Stoffel held various senior executive positions at Eastman Kodak Company, including as Senior Vice President, Chief Technical Officer; director of Research and Development; and Vice President, director Electronic Imaging Products Research and Development. Prior to Eastman Kodak Company, Mr. Stoffel had a 20-year career with Xerox Corporation, serving as Vice President of Corporate Research and Technology; Vice President and General Manager of Advanced Imaging Business Unit; Vice President and Chief Engineer; and other executive positions. Mr. Stoffel served on the board of directors of Aviat Networks, Inc. from 2007 to 2023, where he chaired the Compensation Committee and served as the lead independent director from July 2010 to February 2015. From 2003 until his retirement in October 2018, Mr. Stoffel served on the board of directors of Harris Corporation (now L3 Harris Technologies, Inc.).

Key Qualifications

Mr. Stoffel brings to the Board extensive senior leadership experience, and more than 25-years of technology expertise. Mr. Stoffel's financial, investment and capital markets expertise and insight, and his extensive public company board experience, provides the Board with valuable perspectives, capabilities, and knowledge critical to strategy, management, and corporate governance.

Other Public Company Boards
Current: None
Prior:
- Aviat Networks, Inc. (NASDAQ: AVNW)
- Harris Corporation (NYSE: HRS, now L3 Harris Technologies, Inc. (NYSE: LHX))

CORPORATE GOVERNANCE

Identification and Evaluation of Candidates for Director

The Nominating and Corporate Governance Committee ("NCGC") considers potential director candidates from many sources including shareholders, current directors, management, and others. Regardless of the source of the recommendation, the NCGC evaluates all director candidates in the same manner. In identifying and considering candidates, the NCGC considers the criteria set out in our Corporate Governance Guidelines, which can be found at www.partech.com/investor-relations/. Although the NCGC uses these and other criteria as appropriate to evaluate potential director candidates, other than our Bylaw requirement that directors be at least 21 years of age, the NCGC has no stated minimum qualifications for nominees.

The NCGC evaluates each director nominee in the context of the Board as a whole. It considers a nominee's experience and understanding of PAR's businesses and the nominee's ability to bring new perspectives to the Company's long-term goals, strategies, and objectives. The NCGC considers whether a director nominee meets the various independence requirements applicable to PAR directors, including whether a nominee satisfies the separate independence requirements necessary to serve on certain Board committees, and a nominee's prior board and corporate governance experience.

The NCGC strives to achieve a balance of diverse backgrounds, differing points of views, and diversity with respect to gender, race, ethnic and national background, geography, age, and sexual orientation. The NCGC assesses its diversity effectiveness in this regard as part of its annual Board assessment and throughout the year through conversations with directors. Of our seven directors, who are also our director nominees, two are ethnically diverse and two are women. Linda M. Crawford, who was appointed to the Board in December 2023, was identified by an external search firm engaged by the Nominating and Corporate Governance Committee to assist in identifying potential director nominees consistent with the NCGC's desire to achieve diversity on the Board and in fulfilling the Board's commitment to add another woman to the Board prior to the Annual Meeting. Shareholder recommendations of director candidates should be sent to: Nominating and Corporate Governance Committee, c/o Corporate Secretary, PAR Technology Corporation, 8383 Seneca Turnpike, New Hartford, New York 13413.

Annual Assessment

On an annual basis, each director completes an annual assessment of the Board relative to composition and size, corporate governance, and Board effectiveness, including the interplay between the Board and standing committees of the Board. The assessment is designed to capture each director's opinion regarding the Board's composition and performance, and solicits each director's observations, comments, and suggestions for improvements to the Board's composition, function, and effectiveness. The NCGC reviews the results of the annual assessment of the Board with the directors.

Director Independence

The Board has adopted categorical standards designed to assist the Board in assessing director independence. Our director independence standards, which are included in our Corporate Governance Guidelines, are designed to comply with the standards required by the NYSE and in some respects are more stringent than the NYSE director independence standards. The Board has determined that each of Linda M. Crawford, Douglas G. Rauch, Cynthia A. Russo, Narinder Singh, and James C. Stoffel is "independent" as defined under the NYSE listing standards and our director independence standards. Additionally, all members of the Audit Committee and Compensation Committee have been determined by the Board to satisfy the separate independence requirements under the SEC rules and NYSE listing standards for such committees.

Board Meetings and Attendance

The Board held 11 meetings in 2023. Each director attended at least 75% of the meetings of the Board and the committees on which he or she served during the portion of 2023 for which he or she was a director or committee member. The Company encourages directors to attend the annual meetings of shareholders, but such attendance is not required. Five of our directors who served during 2023 attended the 2023 annual meeting of shareholders.

Board Leadership Structure

James C. Stoffel previously served as our Lead Independent Director until he was appointed by the Board to serve as our independent Chairman of the Board, effective June 1, 2023. As Chairman of the Board, Mr. Stoffel presides over all Board meetings, including executive sessions without the presence of management, and is available for consultation and direct communication with shareholders. The Board exercises its oversight responsibilities both directly and through its standing committees, and believes that its role in the oversight of the Company, including its business, strategy, and risks, is facilitated by our current Board leadership structure, with an independent Chairman as well as our committee structure, as it allows our three standing Board committees to play an active role in the oversight of the actions of management, including with respect to identifying risks and implementing effective risk management policies and controls. The Board also believes that this structure enables our Chief Executive Officer, Savneet Singh, to focus his attention on the Company's business strategy and operations. The Board will continue to evaluate its leadership structure on an ongoing basis and may make changes as appropriate to the Company and its future needs.

Board Oversight of Risk Management

Our Board manages the risk oversight function, with certain areas addressed by our standing committees where such risks are inherent in a committee's purview. Our Audit Committee oversees our guidelines, policies and processes established by management relating to our financial statements, financial reporting processes and internal audit function and meets regularly with senior management and our independent auditors concerning our financial statements and financial reporting processes, including our internal control over financial reporting and the effectiveness of such processes and controls. Additionally, the Audit Committee regularly meets with management to discuss and assess management's guidelines and policies with respect to risk assessment and risk management and our major financial risk exposures, including the nature and level of risk appropriate for the Company and management's strategies and mitigation efforts.

Our internal audit team annually facilitates an enterprise risk assessment with management and through this process, management and internal audit identify, aggregate, and assess material risks impacting the Company, including operational, financial, legal and regulatory, human capital, cybersecurity, strategic and reputational risks. Management and the internal audit team rank each identified risk based on its potential impact on the Company's operations and its likelihood of occurring. The risks are then prioritized based on this ranking, and appropriate risk responses are determined and executed for each significant enterprise risk. The Audit Committee, typically in joint session with the full Board, regularly meets and receives reports from our internal audit, compliance and legal teams regarding enterprise risk, compliance, legal and regulatory matters.

The Audit Committee, also typically in joint session with the full Board, meets quarterly with our Senior Director of Cybersecurity and receives reports regarding our systems and data security. These cybersecurity reports include information and updates on the cybersecurity threat landscape, risk assessments, mitigation plans, notable incidents, the status of projects to strengthen our information security systems, engagement of third parties (e.g., consultants and auditors) and third-party tools, and our employee-training programs. For additional information relating to our cybersecurity and information technology program, please refer to "Item 1C. Cybersecurity" of the 2023 Annual Report.

Our NCGC focuses on risks associated with our corporate governance policies and practices and environmental, social and governance ("ESG") matters, and our Compensation Committee focuses on risks related to our compensation policies and programs and oversees risks related to human capital management matters. The Board is aware of each committee's risk oversight activities from joint sessions with the full Board and executive sessions, as well as from periodic briefings by management to the Board on specific material risks or legal developments.

Clawback and Forfeiture Policy

We maintain a Clawback and Forfeiture Policy, which has been constructed to advance the Company's commitment to conducting business with integrity and honesty, and in compliance with the NYSE Listing Standards, the SEC rules and applicable law, and to ensure accountability of our current and former executive officers and Section 16 officers and other employees designated by our Compensation Committee, provides for, among other remedies, the clawback of equity and cash incentive compensation paid or payable to covered officers in the event of a "Big R" accounting restatement or a "little r" accounting restatement. Please refer to the discussion of our Clawback and Forfeiture Policy provided below under "Compensation Discussion and Analysis."

Anti-Hedging Policy

Our Compliance Handbook, which applies to all our employees, officers and directors prohibits hedging or monetization transactions in our securities, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds that permit holders to own our securities without the full risks and rewards of ownership.

Code of Conduct

Our Code of Conduct (the "Code of Conduct") is applicable to all our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, other senior financial officers and other executive officers. The Code of Conduct is posted on our website at www.partech.com/investor-relations/. Any substantive amendments to the Code of Conduct or waivers granted to our directors, Chief Executive Officer, Chief Financial Officer, other senior financial officers or other executive officers will be disclosed by posting on our website.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines that our Board believes are consistent with our values, and that promote the effective functioning of our Board, its committees and the Company. Our Corporate Governance Guidelines are posted on our website at www.partech.com/investor-relations/. These guidelines are reviewed no less frequently than annually by the Board and NCGC and, to the extent deemed appropriate in light of emerging practices, revised accordingly, upon approval by the Board.

Communication with the Board

Interested parties may send written communication to the Board as a group, the independent directors as a group, the Chairman of the Board (James C. Stoffel), or to any individual director by sending the communication c/o Corporate Secretary, PAR Technology Corporation, 8383 Seneca Turnpike, New Hartford, New York 13413. Upon receipt, the communication will be delivered to the Board Chairman or to the independent directors as a group. If the communication is addressed to an individual director, the communication will be delivered to that director. All communications regarding financial accounting, internal controls, audits, and related matters will be referred to the Audit Committee. Interested parties may communicate anonymously if they so desire.

Committees

The standing committees of the Board are the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Each committee operates under a written charter that has been approved by the Board. Current copies of each committee's charter are posted on our website at www.partech.com/investor-relations/.

AUDIT COMMITTEE

MEMBERS	PRINCIPAL RESPONSIBILITIES:
Cynthia A. Russo (Chair) Douglas G. Rauch James C. Stoffel Our Audit Committee consists entirely of directors who meet the NYSE independence requirements and the NYSE audit committee additional composition requirements. The Board has determined that Cynthia Russo is an ''audit committee financial expert'' as defined in Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act. **Meetings in 2023: 10**	Our Audit Committee assists the Board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of the internal audit function. The Audit Committee's primary responsibilities include: • Direct oversight of our independent registered public accounting firm, including appointment, compensation, evaluation, retention, work product, and pre-approval of the scope and fees of the annual audit and any other services, including review, attestation, and non-audit services; • Reviewing and discussing the internal audit process, scope of activities and audit results with internal audit; • Reviewing and discussing enterprise risk management with internal audit, including the identification, assessment, and ranking of risks and management's strategies and mitigation efforts; • Reviewing and discussing our quarterly and annual financial statements and earnings releases with management and our independent auditor; • Recommending to the Board that our quarterly and annual financial statements be included in our periodic reports filed with the SEC; • Overseeing and monitoring our internal control over financial reporting; • Assisting the Board in its oversight of our cybersecurity, and compliance with legal and regulatory matters; and • Overseeing related party transactions.

COMPENSATION COMMITTEE

MEMBERS	**PRINCIPAL RESPONSIBILITIES:**
James C. Stoffel (Chair) Douglas G. Rauch Cynthia A. Russo Narinder Singh Our Compensation Committee consists entirely of directors who meet the NYSE independence requirements, including the additional independence requirements specific to compensation committee members. All members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. **Meetings in 2023: 11**	The Compensation Committee oversees and administers our executive compensation programs. The Compensation Committee is also charged with overseeing the Company's human capital management strategies and policies, including diversity and inclusion, workplace environment and culture, and talent development and retention. The Compensation Committee's other primary responsibilities include: • Reviewing and approving the goals and objectives relevant to our CEO's compensation, evaluating the CEO's performance, and determining and approving our CEO's compensation, including incentive compensation; • Overseeing the administration of our compensatory plans, including incentive compensation arrangements and, where appropriate, making recommendations to the Board regarding amendments to existing plans or the adoption of new compensation plans; • Reviewing and approving the compensation of our other named executive officers and certain other officers; • Reviewing and recommending to the Board the compensation of our non-employee directors; • Administration of the Company's Employee Stock Purchase Plan; and • Administration of the Company's Clawback and Forfeiture Policy and stock ownership guidelines. The Compensation Committee has the authority to retain, oversee and compensate third party compensation consultants, legal counsel, or other advisers to assist the Committee in fulfilling its responsibilities. The Compensation Committee engaged Frederic W. Cook & Co., Inc. ("FW Cook") as its compensation consultant to assist it in recommending the form and amount of executive and non-employee director compensation for 2023. Among other things, with respect to our 2023 compensation programs, the Compensation Committee asked FW Cook to: • Perform an assessment as to the competitiveness of our executive compensation including total cash compensation (base salary and short-term incentive compensation (cash bonus)) and equity compensation (including structural considerations, equity components and performance matrices), relative to our peer group and broader survey data; • Review and recommend updates to our peer group; • Conduct an assessment of the competitiveness of our non-employee director compensation; • Provide legislative and regulatory updates, including compensation trends; • Review and provide guidance on the Compensation Discussion and Analysis and proxy advisor reports; • Provide guidance on shareholder outreach; and • Provide guidance on the Company's human capital strategy. Prior to engaging FW Cook, the Compensation Committee considered information relevant to confirm FW Cook's independence from the Board and management. Additional information regarding the services provided by FW Cook with respect to our 2023 compensation programs can be found below under Compensation Discussion and Analysis – Role of Compensation Consultant.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

MEMBERS	PRINCIPAL RESPONSIBILITIES:
Douglas G. Rauch (Chair) Cynthia A. Russo Narinder Singh James C. Stoffel Our NCGC consists entirely of directors who meet the NYSE independence requirements. **Meetings in 2023: 4**	The Nominating and Corporate Governance Committee is charged with overseeing the Company's policies, activities, opportunities, and other initiatives relating to sustainability and social responsibility in the context of the Company's business. The NCGC's other primary responsibilities include: • Developing and regularly reviewing our Code of Conduct and Corporate Governance Guidelines; • Regularly evaluating the size and composition of the Board; • Identifying and recommending qualified director candidates to the Board; • Evaluating director independence and financial literacy; and • Conducting a performance evaluation of the Board to determine whether it and its committees are functioning effectively.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

We recognize the importance of our contributions and participation in supporting a healthy environment, economic opportunity, and social equity in the communities where we operate. Our 2024 Environmental, Social, and Governance ("ESG") Report, which is available at www.partech.com/esg/, describes our ESG strategy, including our core pillars: Responsible Business Practices, People and Culture, Data Responsibility, and Environmental Stewardship.

Our Board, as a whole and through the NCGC and Compensation Committee, strives to govern sustainably and works with our management to oversee our ESG initiatives and sustainable business practices.

The Nominating and Corporate Governance Committee has primary oversight of our ESG practices, policies, and initiatives. Our ESG Committee, an internal work group comprised of leaders from our legal, compliance, human resources, IT, finance and business teams, meets quarterly to receive updates about our ESG initiates and the manner, status, and success of their adoption and implementation across our business operations, and to discuss and develop new ESG initiates for recommendation to the NCGC. The ESG Committee reports quarterly to the NCGC about the status of management's initiatives pertaining to the Company's ESG program and to describe and recommend sequential and new ESG practices, policies, and initiatives.

Our Compensation Committee oversees PAR's human capital management strategies and opportunities, including our employee engagement, workplace environment and culture, and diversity, equity, and inclusion programs. Our SVP, Human Resources periodically meets with the Compensation Committee about these matters, including reporting the results of our annual employee engagement surveys and providing updates on our DEI programs and initiatives.

Core ESG Pillars	ESG Strategy	Highlights of our ESG Practices and Initiatives
Responsible Business Practices	We are committed to sound governance and compliance, responsible business practices, and the highest standards of ethics to achieve business success and enhance long-term shareholder value.	Governance and Board Composition • Five of our seven directors are independent • Two of our directors self-identify from an underrepresented group. • Two of our directors self-identify as female. Business, Ethics, and Compliance. • We maintain a Code of Conduct and Compliance Handbook for our directors, officers, and employees. • We provide global 24/7 access to anonymous reporting of violations of our Code of Conduct, Compliance Handbook, or any law, rule, or regulation. • We maintain a Supplier Code of Conduct.
People & Culture	We are creating a diverse, inclusive, and safe environment where our employees enjoy and thrive at work each day to support our customers and grow our business.	Our people are our most important asset. The impact of our employee-first strategy is highlighted by the multiple Top Workplaces USA Awards by Energage we received in 2023, including • Top Workplace • Innovation • Work-Life Flexibility • Leadership U.S. employee population consists of 27% ethnically diverse employees and 28% women; globally, our workforce consists of 26% women.

Core ESG Pillars	ESG Strategy	Highlights of our ESG Practices and Initiatives
Data Responsibility	We earn our customers' trust each day to keep their valued customer data safe by responsibly managing our security and privacy governance and protocols to ensure strong data protection.	Our products and services use strong network protocols to secure data in transit such as TLS 1.2, Point-to-Point Tunneling Protocol (PPTP) and Internet Protocol Security (IPSEC) to safeguard confidential data during transmission over public networks and between PAR services and end consumers. We employ AES-256 bit encryption to encrypt data at rest. We use various internal organizational cybersecurity and privacy safeguards, controls and procedures for the discovery, identification, classification, assessment, and management of cybersecurity incidents and risks, including: • endpoint and cloud threat detection and response systems, • network application and API security services, • cloud security posture management solutions, • enterprise data loss prevention ("DLP") and governance services, • cloud-native security scanners and • source code analysis tooling.
Environmental Stewardship	We strive to minimize the environmental impact of our operational footprint through energy-efficient and eco-friendly sustainable business practices.	We adopt eco-friendly business practices: • regular e-waste recycling, • data center outsourcing to reduce carbon footprint, • reduced shipments and packaging material through a redesign of our hardware products and packaging process, and • promote a location flexible work environment to reduce our operational environmental impact. We encourage new eco-friendly business practices: • *PAR Planet*, launched to receive employee ideas on how to further reduce PAR's carbon footprint, improve energy efficiency, and increase our use of sustainable materials. Conflict Minerals. Our suppliers are required to comply with PAR's Supplier Code of Conduct, which, among other things, requires suppliers to comply with the U.S. laws and regulations regarding conflict minerals sourcing.

REPORT OF THE AUDIT COMMITTEE

To the Board of Directors of PAR Technology Corporation:

The Audit Committee is responsible for appointing the Company's independent registered public accounting firm. For the fiscal year ended December 31, 2023, Deloitte & Touche LLP served as the Company's independent registered public accounting firm. With respect to the Company's financial reporting process, management is responsible for establishing and maintaining internal controls and preparing the Company's consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). The responsibility for auditing the Company's consolidated financial statements and providing an opinion as to whether the Company's consolidated financial statements fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company in conformity with U.S. GAAP rests with Deloitte & Touche LLP, as the Company's independent registered public accounting firm. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare or certify the Company's financial statements. These are the fundamental responsibilities of management.

In the performance of its oversight function, the Audit Committee reviewed and discussed the Company's audited financial statements for the fiscal year ended December 31, 2023 with the Company's management and Deloitte & Touche LLP. In addition, the Audit Committee discussed with Deloitte & Touche LLP, with and without management present, Deloitte & Touche LLP's evaluation of the overall quality of the Company's financial reporting. The Audit Committee also discussed with Deloitte & Touche LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission. The Audit Committee also received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence and discussed with Deloitte & Touche LLP its independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

> AUDIT COMMITTEE
> Cynthia A. Russo (Chair)
> Douglas G. Rauch
> James C. Stoffel

The Report of the Audit Committee does not constitute soliciting material and shall not be deemed to be filed or incorporated by reference in other filings by the Company with the SEC, except to the extent the Company specifically requests that the report be treated as soliciting material or specifically incorporates it by reference.

TRANSACTIONS WITH RELATED PERSONS

The Board of Directors has adopted a written "Related Party Transactions Policy & Procedure" ("Policy"), which provides that the Company will only enter into a related party transaction, when the Board, acting through the Audit Committee, determines that the transaction is not inconsistent with the interests of the Company and its shareholders. Pursuant to the Policy, the Audit Committee reviews and either approves or disapproves all transactions, arrangements or relationships in which the Company or any of its subsidiaries (i) was, is or is to be a participant, and (ii) in which a director, director nominee, executive officer, a person who beneficially owns more than 5% of the Company's common stock, or any immediate family member of any of the foregoing persons (a "related person"), has or will have a direct or indirect interest.

Under the Policy, the following related party transactions are deemed to be pre-approved by the Audit Committee: (i) compensation paid to a director if the compensation is required to be reported in the Company's proxy statement; (ii) employment of an executive officer if the related compensation is required to be reported in the Company's proxy statement, or the executive officer is not an immediate family member of another executive officer or director, the related compensation is required to be reported in the Company's proxy statement and the Compensation Committee approved (or recommended the approval of) the related compensation; and (iii) any ordinary course and arms-length transaction with a related person in which the amount of the transaction involved does not exceed $50,000.

During 2023, Ronald Shaich, the sole member of Act III Management LLC ("Act III Management"), served as a strategic advisor to the Company's board of directors pursuant to a strategic advisor agreement, which terminated on June 1, 2023. In consideration for services provided in 2023, the Company paid Act III Management $0.1 million. Keith Pascal, a director of the Company, is an employee of Act III Management and serves as its vice president and secretary. Mr. Pascal does not have an ownership interest in Act III Management.

On January 2, 2024 the Company entered into a consulting agreement (the "Consulting Agreement") with PAR Act III, LLC ("PAR Act III") pursuant to which PAR Act III will provide the Company with strategic consulting, M&A technology due diligence, and other professional and expert services that may be requested from time to time by the Company's Chief Executive Officer. In consideration for the consulting services, the Company amended its common stock purchase warrant issued to PAR Act III on April 8, 2021 to extend the termination date of the warrant to April 8, 2028, if on April 8, 2026, the Consulting Agreement remains in effect. The warrant provides PAR Act III the right to purchase 510,287 shares of Company common stock at an exercise price of $74.96 per share, as adjusted. The warrant provides for adjustments to reduce the exercise price and increase the number of shares covered by the warrant for certain issuances of common stock by the Company at a price less than the daily volume weighted average price immediately prior to such issuance. As of January 2, 2024 (the effective date of the Consulting Agreement), the fair market value of the warrant was $8.2 million, Keith Pascal, a director of the Company, serves as the vice president and secretary of PAR Act III and holds a 0.1% ownership interest in PAR Act III and a 2.5% time-based profits interests, of which less than 1% is vested.

EXECUTIVE OFFICERS

The following are our current executive officers:

         

| Savneet Singh | Bryan A. Menar | Cathy A. King | Michael D. Nelson |
| Chief Executive Officer and President | Chief Financial Officer | Chief Legal Officer and Corporate Secretary | President, PAR Government Systems Corporation |

Savneet Singh. Information about Mr. Singh can be found under ''Proposal 1 – Election of Directors''.

Bryan A. Menar. Mr. Menar (age 48) has served as Chief Financial Officer since January 2017. Mr. Menar also served as the Company's Chief Accounting Officer of the Company until March 1, 2023 when Michael Steenberge was promoted to Chief Accounting Officer reporting to Mr. Menar.

Cathy A. King. Ms. King (age 61) has served as Chief Legal Officer since February 2023 and Corporate Secretary since July 2016. From July 2016 to February 2023, Ms. King served as Vice President and General Counsel.

Michael D. Nelson. Mr. Nelson (age 53) has served as President of PAR Government Systems Corporation and Rome Research Corporation since November 2021. Prior to joining PAR Government and Rome Research, Mr. Nelson spent 26 years supporting the Department of Defense and the National Intelligence Community where he held positions of increasing responsibility. While at Riverside Research Institute from 2001 until he joined the Company, Mr. Nelson was promoted in February 2021 to Vice President of Intelligence and Defense Solutions after serving as Executive Director since October 2016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Stock Ownership of Directors, Director Nominees and Officers

The shares of PAR common stock beneficially owned by our directors, director nominees, PAR's executive officers, and the holders of more than 5% of PAR's outstanding common stock as of April 10, 2024 is set forth below. On April 10, 2024, there were 33,981,731 shares of common stock outstanding. Under the rules of the SEC, a person's beneficial ownership of PAR common stock includes shares of common stock as to which the person has sole or shared voting or dispositive power and shares as to which the person has the right to acquire within 60 days of determination, including through the exercise of stock options or the vesting/settlement of restricted stock units payable in shares of PAR common stock. Except as otherwise indicated, the information provided in the tables below is based on our records, information filed with the SEC, and information provided to PAR.

The following table sets forth the beneficial ownership of our common stock as of April 10, 2024 by all directors and director nominees, each of the named executive officers listed in the Summary Compensation Table, and our directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power with respect to the shares of common stock beneficially owned, subject to community property laws where applicable.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Director Nominees		
Linda M. Crawford	1,985[1]	*
Keith E. Pascal	11,134[2]	*
Douglas G. Rauch	14,365[2]	*
Cynthia A. Russo	45,325[2]	*
Narinder Singh	10,894[2]	*
Savneet Singh	See holdings below	See percent below
James C. Stoffel	25,065[2]	*
Named Executive Officers		
Savneet Singh	979,838[3]	2.8%
Bryan A. Menar	89,171[4]	*
Cathy A. King	76,508[5]	*
Michael D. Nelson	5,593	*
Directors and executive officers as a group (10 persons)	1,259,878[6]	3.6%

---

*   Less than 1%

(1)   Consists of 1,985 unvested restricted stock units that vest on the earlier of June 1, 2024 and the date of the Annual Meeting.

(2)   Includes 5,100 unvested restricted stock units that vest on the earlier of June 1, 2024 and the date of the Annual Meeting.

(3)   Includes 575,000 shares subject to a currently exercisable stock option or a stock option that will be exercisable within 60 days.

(4)   Includes 34,570 shares subject to a currently exercisable stock option or a stock option that will be exercisable within 60 days.

(5)   Includes 29,530 shares subject to a currently exercisable stock option or a stock option that will be exercisable within 60 days.

(6)   Includes 639,100 shares subject to currently exercisable stock options or stock options that will be exercisable within 60 days and 27,485 unvested restricted stock units that vest on the earlier of June 1, 2024 and the date of the Annual Meeting.

Stock Ownership of Certain Beneficial Owners

The following table provides information regarding the beneficial ownership of each person known by us to beneficially own more than 5% of PAR common stock as of April 10, 2024.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
T. Rowe Price Investment Management, Inc. 100 E. Pratt Street Baltimore, MD 21202	5,081,347[1]	15.0%
ADW Capital Partners, L.P. 1261 99th Street Bay Harbor Islands Florida 33154	2,700,114[2]	7.9%
Capital Research Global Investors 333 South Hope Street 555th Fl Los Angeles, CA 90071	2,462,202[3]	7.2%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	2,294,356[4]	6.8%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	2,108,590[5]	6.2%
Scott Miller c/o Royce & Associates LLC 8 Sound Shore Dr., Suite 190 Greenwhich, CT 06830	1,952,808[6]	5.7%

_____

(1)   T. Rowe Price Investment Management, Inc. has sole voting power with respect to 1,822,719 shares and sole dispositive power with respect to 5,081,347 shares. This information has been obtained from a Schedule 13G/A filed by T. Rowe Price Investment Management, Inc. with the SEC on February 14, 2024.

(2)   ADW Capital Partners, L.P., ADW Capital Management, LLC, and Adam D. Wyden have shared voting power and shared dispositive power with respect to 2,700,114 shares. This information has been obtained from a Schedule 13G/A jointly filed by ADW Capital Partners, L.P., ADW Capital Management, LLC and Adam D. Wyden with the SEC on February 14, 2024. ADW Capital Partners, L.P. is the record and direct beneficial owners of the shares covered by the Schedule 13G/A.

(3)   Capital Research Global Investors has sole voting power and sole dispositive power with respect to 2,462,202 shares. This information has been obtained from a Schedule 13G/A filed by Capital Research Global Investors with the SEC on February 9, 2024.

(4)   BlackRock, Inc. has sole voting power with respect to 2,238,713 shares and sole dispositive power with respect to 2,294,356 shares. This information has been obtained from a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 25, 2024.

(5)   The Vanguard Group has shared voting power with respect to 21,119 shares, shared dispositive power with respect to 46,864 shares, and sole dispositive power with respect to 2,061,726 shares. This information has been obtained from a Schedule 13G/A filed by The Vanguard Group with the SEC on February 13, 2024.

(6)   Scott Miller, Greenhaven Road Investment Management, LP and MVM Funds, LLC each have voting power and dispositive power with respect to 1,952,808 shares. Of these 1,952,808 shares, Greenhaven Road Capital Fund 1, L.P. is the direct beneficial owner of 888,613 shares and Greenhaven Road Capital Fund 2, L.P. is the direct beneficial owner of 1,064,195 shares. This information has been obtained from a Schedule 13G jointly filed by Scott Miller, Greenhaven Road Investment Management, LP, MVM Funds, LLC, Greenhaven Road Capital Fund 1, L.P., and Greenhaven Road Capital Fund 2, L.P. with the SEC on March 12, 2024.

Delinquent Section 16(a) Reports

Our directors and executive officers and the beneficial owners of more than ten percent (10%) of the Company's shares are required to file under the Exchange Act reports of ownership and changes of ownership with the SEC.

Based solely on a review of copies of Section 16 filings filed electronically with the SEC and, as applicable, information provided to the Company by individual directors and executive officers and the beneficial owners of more than ten percent (10%) of the Company's shares, the Company believes that, during fiscal year 2023, all filing requirements applicable to directors and executive officers have been complied with in a timely manner, except Savneet Singh had one late Form 4 filed on May 30, 2023 to report RSUs granted on May 15, 2023.

DIRECTOR COMPENSATION

2023 Director Compensation

Compensation for our non-employee directors in 2023 consisted of a mix of cash and equity. In June 2023, the Compensation Committee was provided with an analysis of non-employee director compensation, including a review of director compensation of the Company's peer group. The peer group of companies consisted of the same comparator group used to evaluate executive compensation and is described below in "Compensation Discussion and Analysis – *Market Data and Considerations for Determining NEO Pay*."

Based on the Director Compensation Report, which included pay positioning relative to the market using PAR's peer group, the Compensation Committee recommended to the Board of Directors that it consider adjustments to the compensation structure for non-employee directors to become closer to the 50th percentile of the Company's peer group. Based on the Compensation Committee's recommendation, the Board resolved to increase the equity retainer of our non-employee directors, effective June 1, 2023.

Position	Director Compensation effective June 1, 2023
Cash Compensation	
Director	$ 40,000
Chairman*	$ 18,000
Audit Committee, Chair	$ 20,000
Audit Committee, Member	$ 10,000
Compensation Committee, Chair	$ 15,000
Compensation Committee, Member	$ 7,500
Nominating & Corporate Governance Committee, Chair	$ 10,000
Nominating & Corporate Governance Committee, Member	$ 5,000
Annual Equity Compensation (grant date fair value)	$175,000

* As of June 1, 2023, the role of Lead Independent Director was eliminated and replaced with the role of an independent Chairman.

Cash retainers are paid to our non-employee directors in arrears. Our non-employee directors do not receive additional fees for Board or committee meeting attendance. However, we do reimburse our non-employee directors for reasonable expenses incurred to attend Board and committee meetings.

Each non-employee director received an annual award of restricted stock units having a grant date fair value of $175,000. The number of shares subject to each non-employee director's 2023 annual grant was based on the closing price of our common stock on June 1, 2023 ($34.31), the grant date, which resulted in a grant of 5,100 time vesting restricted stock units ("RSUs"). These restricted stock units vest on the earlier of either June 1, 2024 or the date of the Annual Meeting, subject to continued service through that date. The 2023 grants were made under the 2015 Equity Incentive Plan.

The 2023 compensation earned by or paid to our non-employee directors was as follows:

Name of Director	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Linda M. Crawford	2,935	—	2,935
Keith E. Pascal	40,000	174,981	214,981
Douglas G. Rauch	67,500	174,981	242,481
Cynthia A. Russo	72,500	174,981	247,481
Narinder Singh	52,500	174,981	227,481
James C. Stoffel	88,000	174,981	262,981

(1) Compensation is prorated for the number of days served on the Board and, as applicable, service in any particular role or on any particular committee.

(2) This column includes the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718) with respect to stock awards made to non-employee directors in 2023. The methodologies used in the valuation of the RSUs are discussed in Note 11 to the Company's Consolidated Financial Statements included in the 2023 Annual Report. Each non-employee director had 5,100 unvested restricted stock units outstanding at December 31, 2023 with the grant date fair value set forth in this column.

Stock Ownership Guidelines for Non-Employee Directors

Directors are required to hold shares of the Company's common stock with a fair market value equal to triple (3x) the amount of the annual cash retainer payable to the non-employee director. All shares of common stock bought by a non-employee director or the director's immediate family member residing in the same household, all shares held in trust for the benefit of a non-employee director or his or her family, and all shares granted under the 2015 Equity Incentive Plan count toward the satisfaction of these requirements. Each non-employee director is required to attain such ownership within five (5) years of the later of, either: (a) the effective date of the policy (June 8, 2018) or (b) joining the Board.

EXECUTIVE COMPENSATION

Overview

Named Executive Officers ("NEOs")

Our NEOs for 2023 were:

NEO	Title
Savneet Singh	Chief Executive Officer and President
Bryan A. Menar	Chief Financial Officer
Cathy A. King	Chief Legal Officer and Corporate Secretary
Michael D. Nelson	President, PAR Government Systems Corporation
Raju Malhotra	Former Chief Product and Technology Officer*

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* Effective February 9, 2024, the position of Chief Product and Technology Officer was eliminated and Mr. Malhotra's employment with the company was terminated.

Advisory Vote on Executive Compensation

At our 2023 Annual Meeting of Shareholders, we submitted a proposal to our shareholders for a non-binding, advisory vote to approve the compensation of our NEOs as disclosed in last year's proxy statement. The proposal received a favorable vote from shareholders holding approximately 80% of the shares represented at the meeting. We value the opinions expressed by shareholders in their say-on-pay vote and in the course of regular shareholder engagement meetings and calls, and our Compensation Committee considers this feedback in its evaluation of executive compensation decisions.

Governance Highlights

We are committed to strong governance practices with respect to our compensation programs. We believe that our practices are consistent with our emphasis on tying executive compensation to the achievement of short-term and long-term performance targets while discouraging excessive risk-taking. The following chart highlights some of our governance practices with respect to executive compensation:

What We Do	What We Do Not Do
Maintain formulaic annual performance-based incentives	No excise tax gross-ups upon a change-in-control
Maintain a robust clawback policy	No hedging or speculative transactions are permitted by our employees, including our named executive officers
Work with an independent compensation consultant that only reports to the Compensation Committee	No re-pricing of underwater stock options
Allocate time for executive sessions for the Compensation Committee without management present	No stock option grants with an exercise price less than fair market value on the grant date
Maintain open lines of communication with shareholders	No excessive perquisites to our employees, including our named executive officers

Furthermore, in response to shareholder feedback, evolving market trends and new regulations, we made the following changes to our executive compensation programs in 2023:

- Relative Total Shareholder Return (TSR) was selected as the performance metric for 60% of our CEO's long-term equity incentive award to better align our CEO's long-term incentive structure with the interests of shareholders;

- double trigger change-in-control provisions were adopted for new equity awards after June 1, 2023;

- stock ownership guidelines were adopted for executive officers and certain other officers; and

- our clawback policy was amended to comply with new SEC rules and corresponding NYSE requirements.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation for 2023, including the compensation of our named executive officers, and illustrates the objectives, elements and philosophy of our executive compensation programs.

Compensation Objectives

Our executive compensation programs are built to drive creation of shareholder value by linking company and individual performance. The 2023 executive compensation programs were designed to create incentives that are proportional to the financial returns that executives are able to deliver to shareholders through the achievement of short-term and long-term performance targets. To achieve this, we seek to achieve and maintain the following characteristics within our compensation programs:

- *Pay-for-Performance.* The majority of executive compensation is variable and comes from our performance-based short-term cash incentive (''STI'') and long-term equity incentive (''LTI'') programs. The STI and LTI programs are structured to create strong ties between compensation and performance. STI bonuses are tied to the achievement of performance targets linked to established financial measures and behaviors that reinforce our core values of ownership, focus, speed and winning together. LTI awards seek to incentivize better shareholder value over time.

- *Competitive Compensation.* We provide compensation opportunities that are competitive with the compensation levels and practices of our peers. However, we do not target any specific percentile relative to the compensation of our peers or other market data. Instead, we seek to attract, retain and incentivize top performers in a highly competitive global market for talent by aligning their interests with the interests of our shareholders.

Role of the Compensation Committee and CEO

The Compensation Committee establishes and approves the annual compensation and pay elements of our NEOs and certain other senior officers. Our CEO partners with the Compensation Committee to set performance priorities, establish target compensation ranges, and assess the performance of our other NEOs (based on market data and other insight provided by our compensation consultant (described below)).

Our CEO does not make recommendations regarding his own compensation. At least annually, the Compensation Committee: reviews and approves corporate goals and objectives relevant to the compensation of our CEO; evaluates our CEO's performance in light of those goals and objectives; and, based on this evaluation, determines and approves our CEO's compensation, (including its cash and equity incentive components). In determining the incentive components of our CEO's compensation, the Committee considers: the Company's performance and relative shareholder return; the value of similar incentive awards to chief executive officers at comparable companies; awards that have been given historically to the Company's CEO; and the recommendations of our compensation consultant (discussed below).

Role of the Compensation Consultant

The Compensation Committee engaged FW Cook as its independent compensation consultant to provide information and advice concerning executive compensation for 2023. FW Cook was asked to include an annual analysis of executive compensation compared to peer company practice and data. The Compensation Committee determined that FW Cook has the appropriate independence and necessary skills, knowledge, industry expertise, and experience to provide such services. FW Cook also had the necessary resources to provide a comprehensive approach to executive and non-employee director compensation analysis, planning and strategy.

In late 2022, FW Cook conducted an executive compensation study and provided the Compensation Committee with an analysis of the Company's executive compensation and program design for 2023. That analysis included peer group compensation data for our NEOs and analysis of other compensation matters as requested by the Compensation Committee.

During 2023, the Compensation Committee, in conjunction with FW Cook and management, assessed our compensation policies and practices. Our Board and our Compensation Committee aim to structure our executive and non-executive compensation programs to incentivize the creation and preservation of shareholder value and discourage excessive or unnecessary risk taking. Considerations in the compensation risk assessment included: the balance between short-term and long-term incentives; the diversity of metrics used to assess performance and payouts under our incentive programs; capped incentive award payout opportunities; and the scope of our Clawback and Forfeiture Policy.

Market Data and External Pay Considerations

In its oversight of the compensation practices for our CEO and the other NEOs, the Compensation Committee reviews industry and peer compensation data specific to comparable technology companies to confirm that executive compensation is within an appropriate competitive range. The Compensation Committee considers this external pay comparison data as a market check on its compensation decisions but not for tying any component of our executive compensation to any specific level relative to our peers or other compensation data.

With input from FW Cook, the Compensation Committee selected a peer group of 17 companies to guide its compensation decisions for 2023 executive compensation. The selected peer group adds seven companies and removes five companies compared to the prior year's peer group and consists of the following companies:

Peer Group		
Alteryx, Inc.	Big Commerce Holdings, Inc.	ChannelAdvisor Corporation
Domo, Inc.[1]	E2open Parent Holdings, Inc.	Everbridge, Inc.[1]
EVO Payments, Inc.[1]	Fastly, Inc.	Flywire Corporation[1]
Harmonic, Inc.[1]	Olo, Inc.[1]	PagerDuty, Inc.[1]
PROS Holdings, Inc.	SPS Commerce Inc.	Sumo Logic, Inc.
Upland Software, Inc.	Zuora, Inc.	

———————

(1) New addition to the peer group for 2023. All other companies were also in the 2022 peer group.

The peer companies were selected by the Compensation Committee based primarily on maintaining a close balance of smaller and larger companies compared to the Company's annual revenues and market capitalization. To achieve this goal, the Compensation Committee focused its search on peer companies with the following characteristics (based on information available at the time of selection in September 2022):

- Software, internet and hardware technology industries,

- Revenues (trailing four quarters) between $100 million and $825 million, and

- Market capitalization (trailing twelve-month average) between $500 million and $5 billion.

The Compensation Committee also considered FW Cook's assessment of the strength of comparability relative to a variety of business characteristics, including headcount, operating cash flow, revenue growth, product offerings, end markets, market peer indices and length of time since an initial public offering. Furthermore, certain companies were excluded from consideration if they had a CEO who was also a founder or had unusual compensation programs without a normal annual grant cadence.

The composition of the peer group is reviewed annually, with adjustments made as appropriate to maintain comparability and reflect any mergers, acquisitions or significant changes among the peer group companies. Five companies that were in the 2022 peer group were not selected for the 2023 peer group: Bottomline Technologies, Inc., QAD Inc., Shift4 Payments, Inc., American Software, Inc. and Agilysis, Inc. because the companies were either acquired or the Compensation Committee determined that their compensation practices were not as comparable as those of the peer group companies chosen.

2023 NEO Compensation Design

The Compensation Committee's actions with respect to our NEOs' 2023 base salaries and STI and LTI awards (including performance targets and financial measures) reflect a deliberative process intended to ensure that the objectives of our compensation programs are based on pay-for-performance principles. Specifically, the STI and LTI programs seek to attract, retain, and reward top performers within competitive compensation ranges.

Decisions regarding 2023 NEO compensation included consideration of each of our NEO's individual experience, expertise, skills, responsibilities, commitment, and current and anticipated sustained contributions to the Company's corporate goals and objectives. The 2023 NEO compensation decisions also considered prior compensation adjustments, prior award accumulation, contractual commitments (if any), and the competitiveness of our 2023 NEO compensation relative to market data.

Base Salary. The Compensation Committee chose not to increase Mr. Singh's base salary in 2023 and approved 4% base salary increases for the other NEOs. The salary levels and any corresponding increases were approved to maintain salaries at a competitive level for retention purposes and fairly match the NEO's ability to perform his or her duties and responsibilities. In making these decisions, the Compensation Committee considered (i) the salary amount relative to peer group data, (ii) its subjective assessment of the NEO's performance, experience, and breadth of responsibilities, and (iii) the recommendation of FW Cook. For 2023, our Compensation Committee set base salaries as follows:

NEO	2022 Base Salary	2023 Base Salary[(1)]	Percent Change
Savneet Singh	$620,000	$620,000	—
Bryan A. Menar	$400,000	$416,000	4.0%
Cathy A. King	$400,000	$416,000	4.0%
Raju Malhotra	$400,000	$416,000	4.0%
Michael D. Nelson	$325,000	$338,000	4.0%

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(1) Base salary increases were effective February 25, 2023, except for Mr. Nelson's base salary increase which was effective March 4, 2023.

Short-Term Incentive Compensation. The Compensation Committee annually sets the STI target opportunity for each NEO. The STI target percentages, including the increase in Mr. Menar's STI target, were approved with the goals of maintaining short-term compensation at a competitive level for retention purposes and matching compensation to the NEO's ability to perform his or her duties and responsibilities. In making these decisions, the Compensation Committee considered (i) the total amount of short-term compensation relative to peer group data, (ii) its subjective assessment of the NEO's performance, experience and breadth of responsibilities, and (iii) the recommendation of FW Cook. For 2023, our NEOs were eligible to earn their annual STI bonuses, as a percentage of their base salaries listed above, as follows:

NEO	2022 STI target as percentage of base salary	2023 STI target as percentage of base salary	Percent Change
Savneet Singh	100%	100%	—
Bryan A. Menar	50%	65%	30%
Cathy A. King	50%	50%	—
Raju Malhotra	87.5%	87.5%	—
Michael D. Nelson	40%	40%	—

The Compensation Committee selected management performance measures for 2023 that aligned with the Company's corporate goals and objectives, focusing on what the Compensation Committee believed to be the most impactful drivers of shareholder return. For 2023, the following served as the foundation for measuring management's performance:

Financial Measure	Rationale
Annual Recurring Revenue (ARR)[1]	A key performance indicator that enables the measurement of the financial progress of the Company.
Non-GAAP Adjusted EBITDA (R/R Segment)[2]	Used to measure the core business operating results and profitability of the Company's restaurant/retail segment.
Non-GAAP Adjusted EBITDA (Total Company)[3]	Used to measure the core business operating results and profitability of the total Company.
Government Segment Net Income Before Taxes	Used to measure the operating profitability of PAR Government.

(1)   ARR is the annualized recurring revenue from our subscription services, which includes subscription fees for our Software as a Service ("SaaS") solutions, related support, and transaction-based fees for payment processing services. We calculate ARR by annualizing the monthly recurring revenue for all active sites as of the last day of each month for the respective reporting period, adjusted to exclude ARR that may not be indicative of management's performance.

(2)   Non-GAAP Adjusted EBITDA (R/R Segment) is the net loss before income taxes, interest expense and depreciation and amortization of the Company's Restaurant/Retail segment, as adjusted to exclude certain non-cash and non-recurring charges, such as stock-based compensation, acquisition expenses, certain pending litigation expenses and extraordinary business items that may not be indicative of management's performance.

(3)   Non-GAAP Adjusted EBITDA (Total Company) is the net loss before income taxes, interest expense and depreciation and amortization of the total Company, as adjusted to exclude certain non-cash and non-recurring charges, such as stock-based compensation, acquisition expenses, certain pending litigation expenses and other extraordinary business items that may not be indicative of management's performance.

Below are the allocations of the 2023 financial measures for each of our NEO's respective STI award. The Compensation Committee seeks to allocate the financial measures for each NEO's STI award in a way that reflects the role that each NEO plays within our business and their area of responsibility.

	Corporate			Government Segment
	ARR	Non-GAAP Adjusted EBITDA (Total Company)	Non-GAAP Adjusted EBITDA (R/R Segment)	Net Income Before Taxes
Savneet Singh	50%	50%	—	—
Bryan A. Menar	50%	—	50%	—
Cathy A. King	50%	—	50%	—
Raju Malhotra	50%	—	50%	—
Michael D. Nelson	—	—	—	100%

At the beginning of 2023, the Compensation Committee reviewed the Company's annual operating plan, selected financial measures and set STI performance targets. Following the end of 2023, the Compensation Committee determined management's level of achievement measured against the established STI performance targets.

The following tables set forth the performance targets for the NEO's 2023 STI awards, actual results of the selected financial measures and payout percentages (as a percentage of the NEO's base salary). Failure to achieve the threshold performance level would result in no STI award payout, and no additional payment would be made for performance exceeding the maximum performance level. For performance between the threshold and target performance levels or between the target and maximum performance levels, the payout percentage is interpolated between the levels on a straight-line basis.

Mr. Singh's performance targets and achievement levels for 2023 were:

	Threshold (90% of Goal)	Target (100% of Goal)	Maximum (120% of Goal)	2023 Actual[1]
ARR	$122.9 million	$136.5 million	$163.8 million	$136.1 million
Payout as a Percent of STI Target	50%	100%	200%	98.7%

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(1) ARR for 2023 excludes $0.8 million attributable to a Q4 2023 acquisition.

	Threshold (90% of Goal)	Target (100% of Goal)	Maximum (133.3% of Goal)	2023 Actual
Non-GAAP Adjusted EBITDA (Total Company)	($29.0) million	($26.4) million	($17.6) million	($28.6) million
Payout as a Percent of STI Target	50%	100%	200%	50.7%

	Payout Percent	Relative Weight	Weighted Payout
ARR	98.70%	50.00%	49.35%
Non-GAAP Adjusted EBITDA (Total Company)	50.70%	50.00%	25.35%
Combined Payout as a Percent of STI Target			74.70%

Mr. Menar's, Ms. King's, and Mr. Malhotra's performance targets and achievement levels for 2023 were:

	Threshold (90% of Goal)	Target (100% of Goal)	Maximum (120% of Goal)	2023 Actual[1]
ARR	$122.9 million	$136.5 million	$163.8 million	$136.1 million
Payout as a Percent of STI Target	50%	100%	200%	98.7%

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(1) ARR for 2023 excludes $0.8 million attributable to a Q4 2023 acquisition.

	Threshold (90% of Goal)	Target (100% of Goal)	Maximum (133.3% of Goal)	2023 Actual
Non-GAAP Adjusted EBITDA (R/R Segment)	($38.2) million	($34.7) million	($23.1) million	($37.3) million
Payout as a Percent of STI Target	50%	100%	200%	62.5%

	Payout Percent	Relative Weight	Weighted Payout
ARR	98.70%	50.00%	49.35%
Non-GAAP Adjusted EBITDA (R/R Segment)	62.50%	50.00%	31.25%
Combined Payout as a Percent of STI Target			80.60%

Mr. Nelson's performance target and achievement level for 2023 was:

	Threshold (90% of Goal)	Target (100% of Goal)	Maximum (133.3% of Goal)	2023 Actual
Government Segment Net Income Before Taxes	$7.5 million	$8.3 million	$11.1 million	$8.7 million
Payout as a Percent of STI Target	50%	100%	200%	117.9%

For 2023, the payout of STI awards to our NEOs was determined by multiplying their respective annual STI targeted amounts by the payout percentages shown above. For 2023, our NEOs' earned the following STI payouts:

NEO	Base Salary	STI Target Percent of Base Salary	STI Target Amount	Payout as a Percent of STI Target Amount	STI Payout
Savneet Singh	$620,000	100.0%	$620,000	74.7%	$463,140
Bryan A. Menar	$416,000	65.0%	$270,400	80.6%	$217,942
Cathy King	$416,000	50.0%	$208,000	80.6%	$167,648
Raju Malhotra	$416,000	87.5%	$364,000	80.6%	$293,384
Michael D. Nelson	$338,000	40.0%	$135,200	117.9%	$159,401

Performance targets presented in the preceding tables include adjustments approved by the Compensation Committee in June 2023 due to an unanticipated change in Company strategy related to the operations of MENU Technologies A.G. Citing that the change in strategy presented potential valuable long-term market opportunities, and recognizing the objectives of the selected 2023 financial measures to align the Company's corporate goals and objectives on the most impactful drivers of shareholder return, the Compensation Committee reduced the ARR target by $2.0 million, setting the ARR target at a level more than 19% higher than achieved ARR in 2022, and reduced the Non-GAAP Adjusted EBITDA (R/R Segment) target by $2.8 million, noting the change in strategy triggered unexpected, non-recurring costs. Management's ability to achieve the adjusted targets required extraordinary efforts, and actual results for 2023 fell short of these targets.

The adjustments did not result in the payout of an STI award where no payment would have otherwise been made without adjustments to the targets. If the adjustments had not been made, the unmodified STI award payout would have been 45.7% of target for Messrs. Singh, Menar and Malhotra and Ms. King versus an actual payout at 74.7% to Mr. Singh and at 80.6% of target to Messrs. Menar and Malhotra and Ms. King. The adjustments did not impact the STI award payout for Mr. Nelson.

Chief Product and Technology Officer Performance Incentive

In 2023 Mr. Malhotra was eligible to earn a supplemental cash performance bonus of $1,000,000, subject to the achievement of a performance target established by the Compensation Committee for the performance period ending December 31, 2023. The performance target was ARR exceeding 15% of the forecasted amount, or $157 million of ARR. ARR for 2023 was $136.1 million, resulting in no payment to Mr. Malhotra.

Long-Term Incentive Compensation

We may grant equity awards, including stock options, restricted stock, and restricted stock units under the 2015 Equity Incentive Plan. The number of shares of our common stock subject to a LTI award is based on the LTI target amount and the closing price of our common stock on the date of grant. Pursuant to the terms of our Equity Grant Policy, the grant date of our annual LTI awards is the third full NYSE trading day following disclosure of our annual financial results for the prior fiscal year. Vesting of any performance-based awards is subject to the Compensation Committee's certification that the applicable performance targets linked to the financial measures for the relevant performance period were achieved.

The following LTI awards were granted to our NEOs in 2023:

NEO	Time Vesting RSUs[1]	Performance Vesting RSUs[2]
Savneet Singh	72,585	108,877
Bryan A. Menar	16,750	—
Cathy King	16,750	—
Raju Malhotra	41,876	—
Michael D. Nelson	2,372	—

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(1) The time-vesting RSUs vest ratably in one-third increments on March 1, 2024, March 1, 2025 and March 1, 2026, subject to continued employment through the applicable vesting dates.

(2) The performance-vesting RSUs ratably vest over a three-year period, with three measurement periods. The three measurement periods all begin on January 1, 2023, and one measurement period ends on each of December 31, 2023, 2024 and 2025.

CEO LTI Awards

To closely align our CEO's compensation with the interests of our shareholders and PAR's business strategy, 60% of the CEO's 2023 LTI award is performance-vesting RSUs (PRSUs). The PRSUs ratably vest over a three-year period with three equally weighted measurement periods. Each measurement period began on January 1, 2023. As illustrated below, the first measurement period ended on December 31, 2023 (i.e., one year), the second measurement period ends on December 31, 2024 (i.e., two years), and the third measurement period ends on December 31, 2025 (i.e., three years). PRSUs are earned based on relative TSR compared to the Information Technology sector of the Russell 2000 Index companies.

The Compensation Committee chose three measurement periods to require continued TSR success during the entirety of the overall performance period in order to earn the full PRSU award.

Performance Period	Measurement Period
January 1, 2023 – December 31, 2023	January 1, 2023 – December 31, 2023
January 1, 2024 – December 31, 2024	January 1, 2023 – December 31, 2024
January 1, 2025 – December 31, 2025	January 1, 2023 – December 31, 2025

The average share price of the Company's common stock and each company in the TSR comparison group will be the average closing stock price over the 20 trading days ending January 1, 2023 (the beginning average share price) and the 20 trading days ending December 31 of the applicable measurement period (the ending average share price). To the extent dividends are paid by a company in the peer group during the measurement period, that company's Cumulative TSR calculation assumes reinvestment of such dividends in additional shares of the issuing company's common stock on the ex-dividend date.

The following table illustrates the relationship between relative TSR achievement, and the percentage of shares earned. Results between threshold and target, and target and maximum performance, will be interpolated.

	Threshold	Target	Maximum
Relative TSR Ranking Compared to Selected Comparators from the Russell 2000 Index (IT Sector Sub-Set)	25th	50th	75th
Percentage of Shares Earned	50%	100%	200%

On May 15, 2023, Mr. Singh was granted 108,877 target PRSUs with a grant date fair value of $3,565,722, which is based on the grant date closing share price of $32.75. The grant date fair value of the award as required to be disclosed in the Grants of Plan-Based Awards Table and the Summary Compensation Table is $6,178,770 largely due to the gap between the TSR measurement starting point and the date of grant and how this impacted the Monte Carlo accounting valuation of the award.

The Compensation Committee determined that the performance result for the first measurement period was relative TSR at the 90th percentile, which yielded a payout of 72,584 shares. The following table shows the CEO's grant approved by the Compensation Committee and the results of the first performance period.

Total Target PRSUs granted..	108,877
First Performance Period Target Shares	36,292
Relative TSR Ranking	90th
Actual Percentage of Shares Earned	200%
2023 Earned PRSUs...	72,584

Mr. Singh was granted 170,000 PRSUs on March 17, 2020. These PRSUs are eligible to vest in equal installments of one-third each subject to his continued employment as CEO of the Company and the achievement of performance goals determined by the Compensation Committee. For the "Third Performance Period" that began on January 1, 2023, and ended on December 31, 2023, the last one-third of the PRSUs vested in the first quarter of 2024 upon the Compensation Committee's certification that the performance targets for the Third Performance Period had been achieved.

The financial measures for the Third Performance Period were Annual Recurring Revenue ("ARR") and Annual Recurring Revenue Gross Margin ("ARR Gross Margin"). ARR Growth for the Third Performance Period was calculated as follows: ARR Gross Margin shall mean the Company's gross margin of revenue from SaaS, related revenue of its software products and recurring payment processing services revenue, net of expenses, and excluding amortization of acquired and internally developed technology.

The performance targets for the Third Performance Period are set forth below:

	Performance Targets[1] (January 1, 2023 – December 31, 2023)	Level of Achievement[2] (January 1, 2023 – December 31, 2023)
ARR (50%).......................	$136.5million	$136.1million
ARR Gross Margin (50%)	70%	69.6%

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(1) The ARR target is based on the Company's 2023 annual operating plan.

(2) ARR for 2023 excludes $0.8 million attributable to a Q4 2023 acquisition.

Mr. Singh's achievement of ARR in the Third Performance Period was 99.7%. Mr. Singh's achievement of ARR Gross Margin in the Third Performance Period was 99.4%. The level of achievement of these performance targets resulted in the vesting of 99.1% of the PRSUs eligible to vest for the Third Performance Period.

	Threshold	Target	Maximum	Level of achievement
Level of Achievement as a percent of target (%)	80%	100%	120%	99.6%
Payout as a percent of Target PRSUs (%).	60%	100%	130%	99.1%
Number of Vested PRSUs				

Other NEO Fiscal Year 2021 (FY 2021) LTI Awards

On March 18, 2021 Mr. Menar was granted 1,944 restricted stock units, of which 972 were RSUs subject to time-based vesting; and 972 were PRSUs eligible to vest in one-third increments, or a target of 324 PRSUs per year, on each of March 31, 2022, March 31, 2023, and March 31, 2024, subject to achievement of performance targets linked to the financial measures for the applicable performance period, the third and final of which concluded on December 31, 2023. The performance measure for the third performance period was total shareholder return relative to the Information Technology sector of the Russell 2000 Index companies, and the performance and payout schedule was as follows:

	Threshold	Target	Maximum	Level of achievement
Total Shareholder Return Relative to Select Comparator Companies (percentile)	25th	50th	75th or above	40.6th
Payout as a percent of Target PRSUs	50%	100%	160%	81.1%
Number of Vested PRSUs	162	324	518	263

The level of achievement of total shareholder return relative to select comparator companies for the third performance period was 40.6th percentile, resulting in the vesting of 81.1%, or 263, of the target PRSUs covering Mr. Menar's third performance period.

On August 12, 2021, Mr. Malhotra was granted 1,578 PRSUs. The PRSUs vest ratably in equal one-third increments based on the level of achievement of the performance targets linked to the first performance period. Thereafter, the balance of the PRSUs vest on the first anniversary and second anniversary of the initial vesting date at the level of achievement of the performance targets for the first performance period. The performance targets and achievement levels for the performance period were:

	Threshold	Target/Maximum	Level of achievement
FY 2021 Punchh LARR[1]	$41 million (82.0% of goal)	$50 million	$46.69 million (93.4% of goal)
FY 2021 Punchh CARR[1]	$66 million (85.7% of goal)	$77 million	$66 million (85.7% of goal)

---

(1) Punchh LARR and Punchh CARR had weighted allocations of 75% and 25%, respectively "Punchh LARR" is annualized revenue from SaaS, and related revenue of Punchh software products. Punchh LARR is calculated by annualizing the monthly recurring revenue for all active sites as of the last day of each month for the respective reporting period. "Punchh CARR" is annualized revenue from SaaS and related revenue of Punchh software products that includes signed/booked sites that have yet to be activated. Punchh CARR is calculated by annualizing the monthly recurring revenue for all active sites and signed/booked sites that have yet to be activated as of the last day of each month for the respective reporting period.

For performance between the threshold and target performance levels, the payout percentage was interpolated between the levels on a straight-line basis.

	Threshold (82% of Goal)	Target (100% of Goal)	2023 Actual (93.4% of Goal)
FY 2021 Punchh LARR	$41 million	$50 million	$46.69 million
Payout as a Percent of Target.	70%	100%	87%

	Threshold (85.7% of Goal)	Target (100% of Goal)	2023 Actual (85.7% of Goal)
FY 2021 Punchh CARR	$66 million	$77 million	$66 million
Payout as a Percent of Target.	70%	100%	70%

	Payout Percent	**Relative Weight**	**Weighted Payout**
FY 2021 Punchh LARR	87%	75%	65%
FY 2021 Punchh CARR	70%	25%	18%
Combined Weighted Payout as a Percent of Target............			83%

As shown above, Mr. Malhotra achieved performance of 93.4% of the goal for FY 2021 Punchh LARR and 85.7% or the goal for FY 2021 Punchh CARR, resulting in a combined weighted payout at 83% level of achievement. Therefore, the first tranche vested at 83% on March 1, 2022; the second tranche vested at 83% on March 1, 2023; and, the final tranche vested at 83% on March 1, 2024, in each case, subject to Mr. Malhotra's continued employment through such vesting date. Mr. Malhotra's position was eliminated, effective February 9, 2024. However, the requirement for continued employment through the vesting date was suspended with respect to the final tranche in consideration for Mr. Malhotra's agreement to a release of claims in favor of the Company.

PAR Government Retention Bonuses

In 2023, Mr. Nelson participated in an employee retention program used by PAR Government as a tool to recruit and retain certain of its employees and those of its subsidiaries (the "PGSC Retention Bonus"). The PGSC Retention Bonus is generally available to all employees of PAR Government and its subsidiaries who are not covered by the Service Contract Act. The PGSC Retention Bonus is a percentage of an employee's eligible total cash compensation paid in a fiscal year. The PGSC Retention Bonus is established annually by PAR Government's senior management and is payable if the employee remains employed through and including the payment date in the immediately following year (generally in early March). The payment is reduced by the amount, if any, of the employer contribution for the employee to the profit-sharing component of the Company's retirement plan.

Clawback and Forfeiture Policy

Our Clawback and Forfeiture Policy provides for the recoupment of erroneously awarded cash and equity incentive compensation paid to the Company's executive officers, including named executive officers, Section 16 officers and any other officers designated by the Board ("Covered Officers") in the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws. The Policy is intended to comply with, and shall be interpreted and administered consistent with, Rule 10D-1 of the Exchange Act and NYSE 303A.14. Further, the Policy extends to injurious conduct by Covered Officers and other employees identified by the Board ("Covered Persons") and provides for the recovery of additional forms of compensation in the event the Compensation Committee determines that a Covered Person has engaged in injurious conduct, including gross or intentional misconduct, embezzlement, theft, fraud or a breach of a fiduciary duty.

Stock Ownership Guidelines

To strengthen the alignment of our executive officers' interests with those of our shareholders, the Company has established stock ownership guidelines mandating that executive officers (including our NEOs) and other officers identified by the Compensation Committee ("Covered Officers") own an amount of the Company's stock valued as a multiple of his or her annual base salary. The Covered Officers are required to attain the mandated ownership levels outlined in the table below within five years of becoming subject to the guidelines.

Level	**Guideline**
CEO	6X base salary
Other Covered Officers	1X base salary

The Compensation Committee assesses the stock ownership of the Covered Officers on an annual basis. Each Covered Officer had achieved compliance with the necessary ownership requirement as of the last measurement date, except for Mr. Nelson, who was still within the initial five-year grace period. Unless a Covered Officer satisfies the stock ownership guidelines, the Covered Officer must retain at least 50% of the net shares of stock acquired upon the vesting of any incentive equity awards granted by the Company, after deducting the number of shares of stock that would be needed to pay applicable taxes.

Employment Arrangements in Effect for 2023

We have written employment agreements with Messrs. Singh, and Nelson that set forth the terms of their employment. An employment agreement was also in effect for 2023 with Mr. Malhotra, but his employment was terminated in February 2024 as explained below. Those employment agreements include: initial base salaries; eligibility for short-term incentive compensation; eligibility for long-term incentive compensation; severance entitlements (described further in *Potential Payments Upon Termination* below); and, certain restrictive covenants. Mr. Menar's and Ms. King's compensation is determined by the Compensation Committee.

Savneet Singh. On May 9, 2023, Mr. Singh and the Company entered into an amended and restated employment letter (the "Employment Letter") pursuant to which Mr. Singh continues to serve as the Chief Executive Officer and President of the Company. On May 15, 2023, pursuant to the terms of the Employment Letter, Mr. Singh was granted 72,585 RSUs and 108,877 PRSUs subject to his continued employment through and including the vesting dates. The RSUs vest annually in equal installments on March 1, 2024, March 1, 2025, and March 1, 2026. The PRSUs will vest annually in equal installments, subject to the achievement of the performance targets, including the percentage of achievement, applicable to each 12-month performance period ending on December 31, 2023, December 31, 2024 and December 31, 2025 and linked to a completed performance period, to the extent of achievement, on the first day of the last month of the fiscal quarter in which the Committee shall have certified performance.

Under the terms of the Employment Letter, as well as the award agreements governing the 20,000 RSUs granted on March 4, 2022 and the 72,585 RSUs granted on May 15, 2023, the vesting terms of Mr. Singh's time-based equity awards may be shortened in the event of a change of control of the Company and/or Mr. Singh's termination of employment by the Company without cause or his resignation for good reason. Additionally, the Employment Letter provides for a company-paid long-term disability ("LTD") policy payable in the amount of 60% of his base salary, which payment is reduced by payments made to Mr. Singh under the Company's LTD plan, and a company-paid life insurance policy in the amount of $5,000,000. Payments for premiums on the life insurance policy were discontinued in an amendment to the Employment Letter in March 2024.

Raju Malhotra. Effective October 4, 2021, Mr. Malhotra and the Company entered into an employment agreement pursuant to which Mr. Malhotra serves as Chief Product and Technology Officer of the Company. Mr. Malhotra's employment agreement provides for an annual base salary of $400,000, subject to adjustment by the Compensation Committee, and a supplemental cash bonus opportunity of up to $1,000,000 subject to the achievement of ARR performance targets through the end of the fiscal year ended December 31, 2023 to be established by the Compensation Committee. As described above, the performance targets for the supplemental cash bonus were not met and no payment was made. Effective February 9, 2024, Mr. Malhotra's employment with the Company was terminated, and on February 26, 2024, Mr. Malhotra delivered a release of claims in favor of the Company. In consideration of his release, Mr. Malhotra received certain separation payments and benefits as set forth in the Form 8-K/A filed by the Company with the SEC on March 1, 2024.

Michael D. Nelson. On October 28, 2021, Mr. Nelson and PAR Government entered into an employment agreement pursuant to which Mr. Nelson serves as the President of PAR Government. Mr. Nelson's employment agreement provides for an annual base salary of $325,000, subject to adjustment by the Compensation Committee; and participation in the Company's incentive compensation plans as in effect from time to time. Mr. Nelson participates in our STI and LTI programs under the terms set by the Compensation Committee.

Benefits

In addition to any benefits provided in their employment agreements, our NEOs are eligible to participate in the same benefit plan programs as all other Company employees, including: medical insurance; dental insurance; vision insurance; group life insurance; voluntary benefits; short-term disability coverage; long-term disability coverage; partial reimbursement of health club/gym membership fees; the Company's 401(k) retirement plan ("retirement plan"); and our employee stock purchase plan.

Our retirement plan allows U.S. employees that meet eligibility requirements to contribute pre-tax (401(k)) or post-tax (Roth 401(k)) earnings up to the applicable annual IRS limits. Except for certain excluded employees of PAR Government, the Company matches 50% of each participating eligible employee's annual contributions to the retirement plan, up to 6% of such employee's compensation for such fiscal year. Company matching contributions are subject to a three-year vesting period. The retirement plan also has a deferred profit-sharing component. Contributions to the profit-sharing component of the retirement plan are made at the discretion of the Board. No profit-sharing contributions were made to the plan in 2023.

Deferred Compensation

We sponsor a non-qualified deferred compensation plan for a select group of highly compensated employees. Participants may make voluntary deferrals of their salary and/or cash bonus to the plan. All amounts contributed to or deferred under the non-qualified deferred compensation plan may be nominally invested in one or more designated investment options. Distributions of amounts under the deferred compensation plan may be made in a lump sum amount or in annual installments upon specific events at the election of the employee. None of our NEOs made any contributions to the plan in 2023. The Board has the sole discretion to make employer contributions to the plan, although it did not make any such employer contributions in 2023.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis section of this proxy statement. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in the Annual Report on Form 10-K of PAR Technology Corporation for the fiscal year ended on December 31, 2023.


COMPENSATION COMMITTEE
James C. Stoffel (Chair)
Douglas G. Rauch
Cynthia A. Russo
Narinder Singh


The Compensation Committee Report does not constitute soliciting material and shall not be deemed to be filed or incorporated by reference in other filings by the Company with the SEC, except to the extent the Company specifically requests that the report be treated as soliciting material or specifically incorporates it by reference.

Compensation Tables

Summary Compensation Table

The following table provides certain summary information concerning the compensation earned for the years ended December 31, 2023, 2022, and 2021 by our CEO, CFO and each of the next three most highly compensated executive officers who were serving as executive officers as of December 31, 2023 (our NEOs).

Name and Principal Position	Year[1]	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4]	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)[5]	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)[6]	Total ($)
Savneet Singh, CEO and President	2023	620,000	—	8,555,929	—	463,140	—	18,559	9,657,628
	2022	611,346	—	766,800	—	750,200	—	26,753	2,155,099
	2021	569,231	—	—	—	548,852	—	6,371	1,124,454
Bryan A. Menar, Chief Financial Officer, Vice President	2023	412,923	—	599,985	—	217,942	—	10,710	1,241,560
	2022	379,713	—	468,515	—	242,000	—	10,231	1,100,459
	2021	292,211	—	366,433	—	143,603	—	9,212	811,459
Cathy A. King Chief Legal Officer and Corporate Secretary	2023	412,923	—	599,985	—	167,648	—	13,464	1,194,020
	2022	377,615	—	518,510	—	242,000	—	11,692	1,149,817
Raju Malhotra, Chief Product and Technology Officer	2023	412,923	—	1,499,998	—	293,384	—	7,546	2,213,851
	2022	400,000	250,000	1,499,976	—	423,500	—	9,960	2,583,436
	2021	248,347	—	99,966	—	245,231	—	764	594,308
Michael D. Nelson, President, PAR Government	2023	335,500	14,292	84,965	—	159,401	—	11,142	605,300
	2022	325,000	13,910	64,986	—	143,130	—	10,446	557,472
	2021	25,000	136,140	—	—	—	—	96	160,096

---

1. Under applicable SEC rules, we excluded compensation for Ms. King for 2021 as she was not an NEO prior to 2022.

2. Amounts shown for 2023 are base salaries earned by our NEOs, as described in "Compensation Discussion and Analysis –*2023 NEO Compensation Design.*" Salary adjustments for Mr. Menar, Ms. King, Mr. Malhotra and Mr. Nelson were effective February 25, 2023.

3. Amount shown for Mr. Nelson in 2023 represents the PAR Government Retention Bonus of $14,292.

4. Amounts shown represent, as applicable, time- and performance-vesting RSUs, which are consistent with the grant date fair values of each award computed in accordance with FASB ASC Topic 718 using the closing price of our common stock on March 3, 2023. The methodologies used in the valuation of the RSUs are discussed in Note 11 to the Company's Consolidated Financial Statements included in the 2023 Annual Report.

    With respect to Mr. Singh, amounts shown for 2023 reflect the grant date fair value of the 72,585 time vesting RSUs and 108,877 performance vesting RSUs granted May 15, 2023 that vest ratably in one-third increments on March 1, 2024, March 1, 2025 and March 1, 2026, with the time vesting RSUs subject to his continued employment through the applicable vesting dates and the performance vesting RSUs subject to his continued employment through the applicable vesting dates and achievement of performance targets for the applicable performance periods;

    With respect to Mr. Menar, amounts shown for 2023 reflect the grant date fair value of the 16,750 time vesting RSUs granted March 3, 2023 that vest ratably in one-third increments on March 1, 2024, March 1, 2025 and March 1, 2026, subject to his continued employment through the applicable vesting dates;

    With respect to Ms. King, amounts shown for 2023 reflect the grant date fair value of the 16,750 time vesting RSUs granted March 3, 2023 that vest ratably in one-third increments on March 1, 2024, March 1, 2025 and March 1, 2026, subject to her continued employment through the applicable vesting dates;

    With respect to Mr. Malhotra, amounts shown for 2023 reflect the grant date fair value of the 41,876 time vesting RSUs granted March 3, 2023 that vest ratably in one-third increments on March 1, 2024, March 1, 2025 and March 1, 2026, subject to his continued employment through the applicable vesting dates;

    With respect to Mr. Nelson, amounts shown for 2023 reflect the grant date fair value of the 2,372 time vesting RSUs granted March 3, 2023 that vest ratably in one-third increments on March 1, 2024, March 1, 2025 and March 1, 2026, subject to his continued employment through the applicable vesting dates.

5. Amounts shown for 2023 represent the STI bonuses earned for 2023 by our NEOs. See "Compensation Discussion and Analysis – *2023 NEO Compensation Design*" for additional information about the STI bonuses for 2023.

6. Amounts shown for 2023 represent 401(k) employer matching contributions ($9,182 – Mr. Singh, $9,900 – Mr. Menar, $9,900 – Ms. King, $6,196 – Mr. Malhotra, and $9,900 – Mr. Nelson), the Company's payment of premiums on term life insurance ($2,605 company paid and $540 group policy – Mr. Singh, $810 – Mr. Menar, $3,564 – Ms. King, $1,242 – Mr. Malhotra, and $1,242 – Mr. Nelson), the value of the company paid vehicle ($3,685 – Mr. Singh), the company paid executive physical ($2,076 – Mr. Singh), and payments made under our wellness reimbursement and service anniversary policies ($200 wellness and $271 service anniversary – Mr. Singh, and $108 service anniversary – Mr. Malhotra).

Grants of Plan-Based Awards

The following table provides information concerning the grant of plan-based awards to our NEOs in 2023.

Name	Grant Date	Approval Date[2]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[4]
Savneet Singh			310,000	620,000	1,240,000	—	—	—	—	—	—	—
	05/15/2023	04/19/2023	—	—	—	—	—	—	72,585	—	—	$2,377,159
	05/15/2023[5]	04/19/2023	—	—	—	54,438	108,877	217,754	—	—	—	$6,178,770
Bryan A. Menar			135,200	270,400	540,800	—	—	—	—	—	—	—
	03/03/2023	02/06/2023	—	—	—	—	—	—	16,750	—	—	$ 599,985
Cathy A. King			104,000	208,000	416,000	—	—	—	—	—	—	—
	03/03/2023	02/06/2023	—	—	—	—	—	—	16,750	—	—	$ 599,985
Raju Malhotra			182,000	364,000	728,000	—	—	—	—	—	—	—
	03/03/2023	02/06/2023	—	—	—	—	—	—	41,876	—	—	$1,499,998
Michael D. Nelson . .			67,600	135,200	270,400	—	—	—	—	—	—	—
	03/03/2023	02/06/2023	—	—	—	—	—	—	2,372	—	—	$ 84,965

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1. The threshold, target and maximum payouts for all NEO STI awards for 2023 were 50%, 100% and 200%, respectively.

2. In accordance with our Equity Grant Policy, grants of annual equity awards to existing employees are approved annually during, or as soon as practicable following, the first quarter of the fiscal year. For all such equity awards, the grant date is the third full NYSE trading day of our common stock following our disclosure of annual or quarterly financial results (as applicable), following the Compensation Committee's related determination or, in the case of the CEO, following the independent directors' related determination.

3. Represents time vesting RSUs that vest ratably in one-third increments on March 1, 2024, March 1, 2025 and March 1, 2026, subject to continued employment through the applicable vesting dates.

4. Amounts reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 with respect to plan-based awards made to our NEOs, excluding the effect of estimated forfeitures for tax withholding purposes. For each NEO, amounts reflect the market value of the shares underlying each award based on the closing price of our common stock on the grant date ($35.82 for 3/3/23, and $32.75 for 5/15/23).

5. Represents performance vesting RSUs granted to Mr. Singh that vest ratably in one-third increments on each of March 1, 2024, March 1, 2025 and March 1,2026, based on the extent of achievement of performance targets for the applicable performance period (as discussed above in "Compensation Discussion and Analysis – Long-Term Incentive Compensation") and subject to Mr. Singh's continued service.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning stock and option awards held by our NEOs as of December 31, 2023.

Name	Option Awards Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Awards: Market Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[1]
Savneet Singh....	575,000[2]	—	12.64	03/17/2030	—	—	—	—
	—	—	—	—	—	—	56,667[3]	2,467,281
	—	—	—	—	—	—	108,877[4]	4,740,505
	—	—	—	—	13,334[5]	580,562	—	—
	—	—	—	—	72,585[6]	3,160,351	—	—
Bryan A. Menar ..	34,500[7]	—	8.82	12/08/2027	—	—	—	—
	3,188[8]	—	22.18	08/13/2028	—	—	—	—
	5,382[9]	—	24.87	08/08/2029	—	—	—	—
	—	—	—	—	935[10]	40,710	—	—
	—	—	—	—	324[11]	14,107	324[11]	14,107
	—	—	—	—	8,147[5]	354,720	—	—
	—	—	—	—	16,750[12]	729,295	—	—
Cathy A. King ...	20,000[16]	—	5.12	07/29/2026	—	—	—	—
	3,188[8]	—	22.18	08/13/2028	—	—	—	—
	5,382[9]	—	24.87	08/08/2029	—	—	—	—
	960[17]	—	35.17	08/11/2030	—	—	—	—
	—	—	—	—	1,247[10]	54,294	—	—
	—	—	—	—	324[11]	14,107	324[11]	14,107
	—	—	—	—	9,016[5]	392,557	—	—
	—	—	—	—	16,750[12]	729,295	—	—
Raju Malhotra....	52,608[13]	10,522	9.94	01/21/2031	—	—	—	—
	23,543[14]	6,727	9.94	01/21/2031	—	—	—	—
	—	—	—	—	—	—	527[15]	22,946
	—	—	—	—	26,082[5]	1,135,610	—	—
	—	—	—	—	41,876[12]	1,823,281	—	—
Michael	—	—	—	—	1,130[5]	49,200	—	—
D. Nelson	—	—	—	—	2,372[12]	103,277	—	—

1.   Amounts reflect the market value of the shares based on the closing price of our common stock on December 31, 2023 ($43.54)

2.   Fully vested non-qualified stock options granted on March 17, 2020.

3.   Performance vesting RSUs granted on March 17, 2020 that vest on the date or dates that the Compensation Committee certifies the achievement of performance targets linked to the financial measures for the applicable two-year performance period: January 1, 2020 – December 31, 2021; January 1, 2021 – December 31, 2022; and January 1, 2022 – December 31, 2023.

4.   Performance vesting RSUs granted on May 15, 2023 that vest on the first day of the last month of the fiscal quarter in which the Board of Directors, Compensation Committee or other proper delegate in accordance with the Plan shall have certified performance, including the percentage of achievement, after the end of each Performance Period. Anticipated to be March 1, 2024, March 1, 2025, and March 1, 2026.

5.   Time vesting RSUs granted on March 4, 2022. The shares vest ratably in one-third increments on March 1, 2023, March 1, 2024 and March 1, 2025, subject to continued employment through the applicable vesting dates.

6.   Time vesting RSUs granted on May 15, 2023. The shares vest ratably in one-third increments on March 1, 2024, March 1, 2025 and March 1, 2026, subject to continued employment through the applicable vesting dates.

7. Fully vested non-qualified stock options granted on December 8, 2017.

8. Fully vested non-qualified stock options granted on August 13, 2018.

9. Fully vested non-qualified stock options granted on August 9, 2019.

10. Time vesting RSUs granted on March 18, 2021. One-third of the options vested on March 31, 2022 and March 31, 2023 and the final one-third vests March 31, 2024, subject to continued employment through the applicable vesting dates.

11. RSUs granted on March 18, 2021, of which 972 RSUs were subject to performance vesting. One-third vested on March 31, 2022 and March 31, 2023 based on achievement of performance targets linked to financial measures for the performance period ending December 31, 2021 and December 31, 2022. The final 324 of these performance -vesting RSUs are eligible to vest on March 31, 2024, subject to achievement of performance targets linked to financial measures for the applicable performance period ending December 31, 2023. Another 972 RSUs were subject to time vesting, the final one-third of which were eligible to vest on March 31, 2024, subject to continued employment through such date.

12. Time vesting RSUs granted on March 3, 2023, which are eligible to vest ratably in one-third increments on March 1, 2024, March 1, 2025 and March 1, 2026, subject to continued employment through the applicable vesting dates.

13. Non-qualified stock options assumed in the acquisition of Punchh in April 2021. Twenty-five percent vested on August 17, 2021, and 1/48th vest each month thereafter, subject to continued employment through the applicable vesting dates.

14. Incentive stock options assumed in the acquisition of Punchh in April 2021. Twenty-five percent vested on August 17, 2021, and 1/48th vest each month thereafter, subject to continued employment through the applicable vesting dates.

15. Performance vesting RSUs granted on August 12, 2021 that were eligible to vest ratably in one-third increments based on the level of achievement of the performance targets linked to FY 2021 Punchh LARR and Punchh CARR financial measures; thereafter, the balance of the RSUs vest on the first anniversary and second anniversary of the initial vesting date based on the level of achievement.

16. Fully vested non-qualified stock options granted on July 29, 2016.

17. Fully vested non-qualified stock options granted on August 11, 2020.

Option Exercises and Stock Vested

The following table provides information concerning each vesting of stock awards during 2023 for our NEOs.

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercises ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Savneet Singh.	—	—	64,466	2,363,397
Bryan A. Menar	—	—	5,332	183,641
Cathy A. King	—	—	6,079	209,283
Raju Malhotra	—	—	13,477	466,169
Michael D. Nelson	—	—	565	19,543

1. Amounts reflect the market value of the shares based on the closing price of our common stock on the date of vesting, excluding the effect of forfeitures for tax withholding purposes.

Potential Payments Upon Termination

The amounts in the following table generally estimate potential payments that would have been due if an NEO's employment terminated effective December 31, 2023, under each of the circumstances specified below.

NEO	Cash Severance Payment ($)	Continuation of Medical/Welfare Benefit (present value) ($)	Acceleration and Continuation of Equity Awards[1] ($)	Total Termination Benefits ($)
(a)	(b)	(c)	(d)	(e)
Savneet Singh[2][3]				
Voluntary Termination or Resignation Without Good Reason	11,923	—	—	11,923
Without Cause or For Good Reason[4]	1,250,063	32,655	8,292,803	9,575,521
Without Cause or For Good Reason During Change of Control Protection Period[5]	1,405,063	39,186	9,346,253	10,790,502
Death[6][7]	5,975,063	—	7,169,164	13,144,227
Bryan A. Menar[8]				
Voluntary Termination or Resignation Without Good Reason	8,000	—	—	8,000
Without Cause or For Good Reason	8,000	—	—	8,000
Without Cause or For Good Reason During Change of Control Protection Period[9]	8,000	—	1,152,939	1,160,939
Death[7][10]	924,000	—	1,138,832	2,062,832
Cathy A. King[11]				
Voluntary Termination or Resignation Without Good Reason	8,000	—	—	8,000
Without Cause or For Good Reason	8,000	—	—	8,000
Without Cause or For Good Reason During Change of Control Protection Period[12]	8,000	—	1,204,360	1,212,360
Death[7][13]	508,000	—	1,190,253	1,698,253
Raju Malhotra[3][14]				
Voluntary Termination or Resignation Without Good Reason	11,200	—	—	11,200
Without Cause or For Good Reason[15]	149,867	—	—	149,867
Without Cause or For Good Reason During Change of Control Protection Period[16]	149,867	—	3,557,485	3,707,352
Death[7][17]	1,011,200	—	2,958,891	3,970,091
Michael D. Nelson[3][18]				
Voluntary Termination or Resignation Without Good Reason	21,666	—	—	21,666
Without Cause or Due to Disability[19]	134,333	—	—	134,333
Without Cause or Due to Disability During Change of Control Protection Period[20]	190,666	—	152,477	343,143
Death[7][21]	859,666	—	152,477	1,012,143

---

1. Amounts reflect the market value of the shares underlying equity awards based on the closing price of our common stock on December 31, 2023 ($43.54).

2. Mr. Singh's potential termination payments are based on his Employment Letter. Upon termination of his employment for any reason, Mr. Singh would receive his accrued but unpaid base salary, accrued but unused vacation ($11,923), unreimbursed business expenses and nonforfeitable benefits under the terms of any welfare benefit plan or retirement benefit plan maintained by the Company. With the exception of a voluntary termination or resignation without good reason, Mr. Singh would receive the cash value of his STI payment for 2023 totaling $463,140. Any COBRA continuation of medical/welfare benefits for Mr. Singh includes the full value of medical, dental, and vision insurance (estimated at $2,177 per month).

3. Payment of separation payments to Mr. Singh, Mr. Malhotra and Mr. Nelson are subject to the Company's receipt of a fully executed and effective release, continued compliance with their respective non-disclosure agreements and any post-employment covenants set forth in their respective employment agreements or releases.

4. Upon a termination without cause or for good reason, Mr. Singh would receive 15 months of severance; his earned, but unpaid STI bonus for 2023; and 15 months of COBRA continuation (estimated at $32,665). In addition, Mr. Singh's unvested RSUs with a value of $2,687,463, would vest as if he remained employed for 15 months following termination, and his performance vesting RSUs, with a value of $5,605,340, would vest based on the actual level of achievement during the performance period in which his employment was terminated.

5. Upon a termination without cause or for good reason during a change of control protection period, Mr. Singh would receive 18 months of severance; his earned, but unpaid STI bonus for 2023, and 18 months of COBRA continuation (estimated $39,186). In addition, Mr. Singh's unvested RSUs would fully vest at a value of $3,740,913, and a portion of Mr. Singh's performance vesting RSUs would vest and be deemed earned at target at a value of $5,605,340.

6. Upon termination due to death or disability, Mr. Singh's unvested time vesting RSUs would vest on a prorated basis at a value of $1,563,824, and a portion of his performance RSUs would vest at a value of $5,605,340.

7. Our NEOs are insured for basic life insurance (premiums paid by the Company) in the amount of $500,000, which is the policy maximum. Messrs. Menar, Malhotra, and Nelson are insured for supplemental life insurance (premiums paid by the NEOs) in the respective amounts of $416,000, $500,000, and $338,000. The Company provides Mr. Singh, per his Employment Letter, with a company-paid LTD policy which is payable in the amount of 60% of his base salary (reduced by group LTD plan) and a company-paid life insurance policy in the amount of $5,000,000.

8. Upon termination of his employment for any reason, Mr. Menar would receive his accrued but unpaid base salary, accrued but unused vacation ($8,000), unreimbursed business expenses and nonforfeitable benefits under the terms of any welfare benefit plan or retirement benefit plan maintained by the Company. Mr. Menar's potential payments upon termination for acceleration and continuation of equity awards are based on the terms of the grant agreements covering his equity awards outstanding at termination.

9. Upon a change of control, Mr. Menar's unvested time vesting restricted stock units would fully vest at a value of $1,138,832, and upon a termination without cause during a change of control protection period, Mr. Menar's unvested performance vesting restricted stock units would also fully vest at a value of $14,107.

10. Upon a termination due to death, Mr. Menar's unvested time vesting restricted stock units would vest at a value of $1,138,832.

11. Upon termination of her employment for any reason, Ms. King would receive her accrued but unpaid base salary, accrued but unused vacation ($8,000), unreimbursed business expenses and nonforfeitable benefits under the terms of any welfare benefit plan or retirement benefit plan maintained by the Company. Ms. King's potential payments upon termination are based on the terms of the grant agreements covering her equity awards outstanding at termination.

12. Upon a change of control, Ms. King's unvested options, and time vesting restricted stock units would fully vest at a value of $1,190,253, and upon a termination without cause during a change of control protection period, Ms. King's unvested performance vesting restricted stock units would fully vest at a value of $14,107.

13. Upon a termination due to death, Ms. King's unvested time vesting restricted stock units would vest at a value of $1,190,253.

14. Mr. Malhotra's potential payments upon termination are based on his employment agreement with the Company, effective October 4, 2021, and his outstanding equity award agreements. Upon termination of his employment for any reason, Mr. Malhotra would receive his accrued but unpaid base salary, accrued but unused sick time ($11,200), unreimbursed business expenses and nonforfeitable benefits under the terms of any welfare benefit plan or retirement benefit plan maintained by the Company.

15. Upon a termination without cause or for good reason, Mr. Malhotra would receive four months of severance, paid in four monthly payments, totaling $149,867.

16. Upon a termination without cause or for good reason during a change of control protection period, Mr. Malhotra would receive four months of severance, paid in four monthly payments, totaling $149,867. Upon a change of control Mr. Malhotra's unvested options, and time vesting restricted stock units would fully vest at a value of $3,538,458, and upon a termination without cause during a change of control protection period, Mr. Malhotra's unvested performance vesting restricted stock units would also fully vest at a value of $19,027.

17. Upon a termination due to death, Mr. Malhotra's unvested time vesting restricted stock units would vest at a value of $2,958,891.

18. Mr. Nelson's potential payments upon termination are based on his employment agreement with PAR Government, dated October 28, 2021. Upon termination of his employment for any reason, Mr. Nelson would receive his accrued but unpaid base salary, accrued but unused vacation ($21,666), unreimbursed business expenses and nonforfeitable benefits under the terms of any welfare benefit plan or retirement benefit plan maintained by the Company.

19. Upon a termination without cause or due to disability, Mr. Nelson would receive four months of severance totaling $112,667.

20. Upon a termination without cause or due to disability during a change of control protection period, Mr. Nelson would receive six months of severance totaling $190,666. Upon a change of control, Mr. Nelson's unvested time vesting restricted stock units would fully vest at a value of $152,477.

21. Upon a termination due to death, Mr. Nelson's unvested time vesting restricted stock units would vest at a value of $152,477.

CEO Pay Ratio

As set forth in the Summary Compensation Table, our CEO's annual total compensation for 2023 was $9,657,628. Our median employee's annual total compensation for 2023 was $71,306 resulting in a CEO pay ratio of 135:1.

For purposes of determining the 2023 CEO pay ratio our "median employee" for 2023 was identified using the following methodology and material assumptions, adjustments, and estimates:

- We identified the individuals employed by the Company and its consolidated subsidiaries as of December 31, 2023, including full-time, part-time, seasonal and temporary workers for a total of 2,019 employees (excluding the CEO).

- As permitted by the SEC rules, we excluded 95 employees located outside the United States. The countries in which such excluded employees are located are:

  o Australia – 14 employees

  o Guam – 3 employees

  o Northern Mariana Islands – 41 employees

  o Spain – 22 employees

  o Switzerland – 6 employees

  o United Arab Emirates – 6 employees

  o United Kingdom – 3 employees

- We annualized compensation for all full-time and part-time employees who were employed for less than the full fiscal year 2023.

- We reviewed the Company's payroll records and ranked all included Company employees high to low based on their IRS Form W–2 Box 5 compensation (or country equivalent wages) as of December 31, 2023. For employees receiving their compensation in a currency other than USD, we converted their compensation into USD using the exchange rate as of December 31, 2023.

- We calculated the annual total compensation of our median employee for 2023 using the same rules that apply to reporting the annual total compensation of our NEOs, including our CEO, in the Summary Compensation Table.

The CEO pay ratio information is being provided for the purposes of compliance with the pay ratio disclosure requirement and is intended to be a reasonable estimate calculated in a manner consistent with the SEC rules. Neither the Company's Compensation Committee nor the Company's management used the CEO pay ratio in making compensation recommendations or decisions.

Given the different methodologies that various public companies use to determine their estimates of pay ratio, including the different assumptions, exclusions, estimates and methodologies allowed under the SEC rules, and differing employment and compensation practices among companies, our reported pay ratio should not be used as a basis of comparison between the Company and other companies.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K of the Exchange Act, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the Company. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to Compensation Discussion and Analysis above.

| | | | | | | Value of Initial Fixed $100 Investment Based on: | | |
Year	Summary Compensation Table Total for the PEO[1][2]	Compensation Actually Paid to the PEO[3]	Average Summary Compensation Table Total for the Non-PEO NEOs[2]	Average Compensation Actually Paid to the Non-PEO NEOs[3]	Total Shareholder Return[4]	Peer Group Total Shareholder Return[5]	Net Income[6]	Non-GAAP Adjusted EBITDA[7]
2023	$9,657,628	$15,184,662	$1,310,110	$1,858,109	$141.64	$131.92	($69,752)	($25,783)
2022	$2,155,099	($ 7,771,695)	$1,347,796	$ 649,506	$ 84.81	$103.62	($69,319)	($18,845)
2021	$1,124,454	$ 1,928,070	$ 516,345	$1,617,502	$171.67	$162.45	($75,799)	($17,793)
2020	$8,220,228	$55,524,053	$ 447,781	$1,024,510	$204.26	$142.50	($36,562)	($12,453)

1. Savneet Singh served as the sole principal executive officer ("PEO") of the Company for 2020, 2021, 2022, and 2023.

2. The dollar amounts reported as total compensation for the Company's PEO and the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding I PEO) for each corresponding year are the amounts reported in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Executive Compensation Tables – 2023 Summary Compensation Table" of this Proxy Statement and the Company's proxy statements for 2020, 2021, and 2022. The names of each of the NEOs (excluding the PEO) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023, Bryan A. Menar, Cathy King, Raju Malhotra, and Michael Nelson; (ii) for 2022, Bryan A. Menar, Cathy King, Raju Malhotra, and Michael Nelson; (iii) for 2021, Bryan A. Menar, Raju Malhotra, Michael Nelson, and Matthew R. Cicchinelli; and (iv) for 2020, Bryan A. Menar and Matthew R. Cicchinelli.

3. The dollar amounts reported as "compensation actually paid" to the PEO and the average amount reported as "compensation actually paid" to the NEOs as a group (excluding the PEO), are computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to such PEOs and NEOs during the applicable year. The valuation methodologies and assumptions used when calculating the equity values included in compensation actually paid are not materially different than those used when calculating the amounts included in the Summary Compensation Table. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the PEOs' total reported compensation and non-PEO NEOs' for each year to determine the compensation actually paid:

Year	Name of PEO	Reported Summary Compensation Table Total	[Less] Reported Value of Equity Awards	[Plus] Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	[Plus] Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	[Plus] Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year that Vested During Fiscal Year	[Plus] Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	[Less] Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year	[Equals] Compensation Actually Paid
2023	PEO	$9,657,628	$8,555,929	$12,147,740	$1,222,917	$712,306	$0	$0	$15,184,662
2023	Average for Non-PEO NEOs	$1,310,110	$ 696,233	$ 846,287	$ 278,859	$119,086	$0	$0	$ 1,858,109

4. Cumulative TSR is calculated by dividing (a) the sum of (i) the cumulative amount of dividends on our common stock for the measurement period (if any), assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period.

5. Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the Russell 2000 Technology Index.

6. The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year (in thousands).

7. The dollar amounts reported represent the amount of adjusted EBITDA reflected in the Company's audited financial statements for the applicable year (in thousands).

Description of Certain Relationships between Information Presented in the Pay Versus Performance Table

As described in more detail above in the Compensation Discussion and Analysis, our executive compensation programs reflect a variable pay-for-performance philosophy. While we use multiple performance measures to align executive compensation with our performance, all of those performance measures are not presented in the Pay Versus Performance table. Moreover, we generally seek to incentivize long-term term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with the SEC rules, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

Compensation actually paid is significantly influenced by changes in our stock price and has thus varied from year to year. In particular, compensation actually paid in 2023 was heavily influenced by our stock price increasing 67% from the beginning to the end of the year, which in turn had a meaningful positive impact on the value of our NEOs' equity awards that year (including an increase of the estimated earnout level of in-progress relative TSR PRSUs).







Most Important Performance Measures

As described in greater detail in the Compensation Discussion and Analysis, our executive compensation programs reflect a variable pay-for-performance philosophy. The metrics that we use for both long-term and short-term incentive awards are selected with the goal of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures we used to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance are as follows:

Most Important Financial Performance Measures

Non-GAAP Adjusted EBITDA
Annual Recurring Revenue (ARR)
Government Segment Net Income Before Taxes

**PROPOSAL 2 - APPROVAL OF AN AMENDMENT TO OUR RESTATED
CERTIFICATE OF INCORPORATION TO INCREASE THE AUTHORIZED SHARES OF
COMMON STOCK FROM 58,000,000 TO 116,000,000**

The Board has unanimously approved, declared advisable and resolved to recommend to the Company's shareholders that they approve an amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 58,000,000 to 116,000,000. In addition, to effect this change, the total number of shares of capital stock authorized in the Restated Certificate of Incorporation, as amended, would increase from 59,000,000 to 117,000,000, consisting of 116,000,000 shares of common stock and 1,000,000 shares of preferred stock. The proposed amendment to our Restated Certificate of Incorporation reflecting the authorized share increase (the "Amendment") is included as Appendix A to this proxy statement.

Purpose and Effect of the Proposed Amendment

We currently have 59,000,000 shares of authorized capital stock, par value $0.02 per share, consisting of 58,000,000 shares of common stock and 1,000,000 shares of preferred stock.

As of April 10, 2024, we had 33,981,731 shares of common stock outstanding. No shares of preferred stock are outstanding.

Of the 24,018,269 shares of common stock authorized, but unissued, as of April 10, 2024 we had approximately 1,316,032 shares reserved for issuance under the Company's equity incentive plans, which will increase to approximately 3,216,032 if Proposal No. 3 is approved; an aggregate of approximately 8,432,404 shares reserved for issuance in connection with conversions of our 1.500% Convertible Senior Notes due 2027 and 2.875% Convertible Senior Notes due 2026 (collectively, the "Convertible Notes"), to the extent that holders elect to convert the Convertible Notes and the Company elects to satisfy conversions of the Convertible Notes through physical settlement; 330,000 shares reserved for issuance under the Company's Employee Stock Purchase Plan; 2,866,932 shares reserved for issuance in connection with the acquisition of all the outstanding ordinary shares of TASK Group Holdings Limited; and an aggregate of approximately 510,287 shares reserved for issuance upon the exercise of warrants issued to PAR Act III, LLC. As a result, if Proposal 3 is approved, approximately 8,662,614 shares of common stock, or approximately 14.9% of our total authorized common stock, remain available for issuance for future purposes.

Due to the limited number of shares of common stock remaining available for future issuance, our Board believes it is advisable and in the best interests of the Company and its shareholders to increase the number of shares of common stock we are authorized to issue to provide a sufficient reserve of shares for the Company's future business and financial needs. The additional shares of common stock would provide us with the flexibility to take any one or a combination of general corporate initiatives to optimize shareholder value and support our strategy and growth plans, including: raise additional capital through common stock offerings; provide stock-based awards to attract, motivate, and retain employees, executive officers and non-employee directors; acquire businesses, technologies, products or other assets through business combinations and acquisitions using common stock as consideration; and issue common stock for other corporate purposes. The Board believes that these additional shares of common stock will provide us with needed efficiencies to issue shares in the future without potential expense and delay incident to obtaining shareholder approval for a particular issuance, except as otherwise required by law or the rules and regulations of the NYSE. We currently have no specific plans, arrangements, or understandings to issue any of the newly authorized shares.

All newly authorized shares of common stock when issued would have the same rights as the presently authorized shares of common stock, including the right to cast one vote per share and to receive dividends if and to the extent we declare and pay them. There would be no change in the par value of $0.02 per share. Shareholders would have no preemptive rights with respect to the issuance of additional common stock.

Any issuance of additional shares of common stock would increase the outstanding number of shares of common stock and dilute the percentage ownership of existing shareholders. The dilutive effect of an issuance could discourage a change of control by making it more difficult or costly. We are not aware of any specific effort to obtain control of us, and we have no present intention of using the proposed increase in authorized common stock to deter a change of control.

Effectiveness and Vote Required

The Amendment will become effective upon the Company filing a certificate of amendment setting forth the Amendment with the Delaware Secretary of State, which we anticipate doing as soon as practicable following shareholder approval of the Amendment. In addition, if the shareholders approve the Amendment and the certificate of amendment setting forth the Amendment is filed with the Delaware Secretary of State, we intend to file a Restated Certificate of Incorporation to integrate the current Restated Certificate of Incorporation and the Amendment into a single document. Our Board reserves the right to elect to abandon the Amendment at any time before it becomes effective even if it is approved by the shareholders. If our shareholders do not approve the Amendment, Article FOURTH will remain unchanged, and a certificate of amendment setting forth the Amendment will not be filed with the Delaware Secretary of State.

The Amendment will be approved if the votes cast for the Amendment exceed the votes cast against the Amendment.

⊘	**The Board of Directors unanimously recommends a vote FOR approval of the Amendment to our Restated Certificate of Incorporation to increase the authorized shares of common stock from 58,000,000 to 116,000,000, and the corresponding increase to the total number of shares of capital stock authorized in the Restated Certificate of Incorporation from 59,000,000 to 117,000,000.**

PROPOSAL 3 - APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED PAR TECHNOLOGY CORPORATION 2015 EQUITY INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK AVAILABLE UNDER THE PLAN BY 1,900,000 SHARES

The Board has unanimously approved and voted to recommend that you approve, an amendment to the 2015 Equity Incentive Plan. The amendment (the ''Plan Amendment'') amends the 2015 Equity Incentive Plan solely to increase the number of shares of common stock available to be issued under the 2015 Equity Incentive Plan by 1,900,000 shares.

The Board believes that the Company's ability to grant stock-based awards is important to its continuing ability to drive performance, align incentives with shareholder value, and improve retention. As of April 10, 2024, the total number of shares of common stock available for future awards under the 2015 Equity Incentive Plan was 1,316,032. Based on estimated usage, the Compensation Committee anticipates depleting these shares by the end of 2025. In order to continue to have an appropriate supply of shares for stock-based awards to attract, motivate, and retain the talent required to successfully execute our business strategy, the Board believes that the additional 1,900,000 shares of common stock requested in the Plan Amendment will provide the Compensation Committee with sufficient shares for our equity compensation program for approximately three years, depending on the size of our workforce, including increases in our workforce as a result of acquisitions, the estimated range of our stock price, historical forfeiture rates, and other factors.

While adding 1,900,000 shares to the 2015 Equity Incentive Plan will increase the potential dilution to our current shareholders, our Board believes that our equity compensation programs are appropriately managed. As shown in the table below, as of April 10, 2024, fully-diluted overhang, measured by the quotient of the sum of (1) shares of common stock reserved for future awards, (2) unexercised stock options outstanding and (3) unvested restricted stock units outstanding, divided by the sum of the numerator and the total number of shares of common stock outstanding, attributable to the 2015 Equity Incentive Plan was approximately 7.9%. Potential fully-diluted overhang as of April 10, 2024, inclusive of the additional 1,900,000 shares of common stock, would be approximately 12.4%.

	April 10, 2024	April 10, 2024 (with 1,900,000 additional shares)
Shares of common stock outstanding	33,981,731	33,981,731
Shares reserved for future awards under 2015 Equity Incentive Plan	1,316,032	3,216,032
Unexercised stock options outstanding	788,818	788,818
Unvested restricted stock units outstanding	822,876	822,876
Fully-diluted shares of common stock outstanding	36,909,457	38,809,457
Total fully-diluted overhang	7.9%	12.4%

The Company's three-year adjusted average annual burn rate as of December 31, 2023 is 2.22%. The Institutional Shareholder Services (''ISS'') ''burn rate benchmark'' for our index membership and industry of 4.03%.

(Shares are stated in thousands)	2021	2022	2023
Weighted average number of shares of common stock outstanding	25,088	27,152	27,552
Stock options granted	564	—	—
Restricted stock granted	2	—	—
Restricted stock units granted	203	379	625
Granted stock options, restricted stock and restricted stock units burn rate	3.07%	1.40%	2.27%
3-year average (adjusted) burn rate of 2.22%			

Our executive officers and non-employee directors have an interest in this proposal by virtue of their being eligible to receive awards under the 2015 Equity Incentive Plan.

Plan Summary

Set forth below is a summary of the principal provisions of the 2015 Equity Incentive Plan. We are proposing to amend the 2015 Equity Incentive Plan solely to increase the shares available for issuance. The Company is not proposing to amend any of the provisions described below. The summary is qualified in its entirety by reference to the text of the 2015 Equity Incentive Plan, which is attached as Appendix B to this proxy statement. We urge our stockholders to carefully review the 2015 Equity Incentive Plan and details of the Plan Amendment disclosed herein.

Plan Term

The present term of the 2015 Equity Incentive Plan began on June 10, 2019, the date of shareholder approval of the 2015 Equity Incentive Plan. No awards may be granted under the 2015 Equity Incentive Plan after June 10, 2029, but awards previously granted may extend beyond that date unless terminated by the Board or Compensation Committee in accordance with the terms of those awards.

Eligible Participants

All employees, officers, directors, consultants and advisors of the Company are eligible to participate in the 2015 Equity Incentive Plan. As of April 10, 2024, there were approximately 1,875 employees (including officers) and six (6) non-employee directors eligible to participate in the 2015 Equity Incentive Plan. Although consultants and advisors are eligible to participate, we have not historically granted stock-based awards to consultants and advisors.

Total Shares Authorized

As of April 10, 2024, 1,316,032 shares of common stock remained available for future grants under the 2015 Equity Incentive Plan.

If shareholders approve the increase, the total number of authorized shares under the 2015 Equity Incentive Plan will be 6,350,000, which total includes 1,611,694 shares subject to outstanding equity awards, and the total available share reserve will increase to 3,216,032 shares, less any new grants made after April 10, 2024.

Administration and Authority

The Board has broad authority to administer the 2015 Equity Incentive Plan, which it may delegate to the Compensation Committee, which is comprised solely of independent directors. References hereafter in this Proposal to the Board apply equally to the Compensation Committee when the Board delegates its authority under the 2015 Equity Incentive Plan. The Board has the authority to grant and amend awards and, subject to the express limitations of the 2015 Equity Incentive Plan, the Board has the authority to (i) to construe and determine award agreements, awards and the 2015 Equity Incentive Plan, (ii) to prescribe, amend and rescind rules and regulations relating to the 2015 Equity Incentive Plan and any awards thereunder, (iii) to determine the terms and conditions of the awards, and (iv) to make all other determinations or certifications and take such other actions in the judgment of the Board are necessary or desirable for the administration and interpretation of the 2015 Equity Incentive Plan.

Award Types

Stock options, restricted stock, and such other stock-based awards as the Board may determine, including securities convertible into our common stock, stock appreciation rights, phantom stock awards and restricted stock units. The Board may grant stock options that are incentive stock options (ISOs) or non-qualified stock options. Only employees may receive ISOs. No stock option can be exercised more than ten (10) years from the date of grant.

Award Limits

Awards intended to qualify as incentive stock options may not become exercisable in any one calendar year for shares of common stock with an aggregate fair market value of more than $100,000. The 2015 Equity Incentive Plan places an annual limit of $200,000 on the fair value of shares awarded to non-employee directors.

No Repricing

The Board may not reprice stock options or stock appreciation rights without shareholder approval.

Clawback, Recovery, and Recoupment

All awards are subject to clawback, recovery or recoupment in accordance with any compensation clawback, recovery, or recoupment policy adopted by the Board or otherwise required by applicable law, government regulation or stock exchange listing requirement and, in addition to any other remedies available under such policy and applicable law, government regulation or stock exchange listing requirement, may require the forfeiture and cancelation of outstanding awards and the recoupment of any gains realized with respect to any awards. The Board may impose any such clawback, recovery, or recoupment provisions in an award agreement as the Board determines necessary or appropriate.

Change in Control

In connection with a Change in Control as defined under the 2015 Equity Incentive Plan, the Board may (1) make provision for continuation of an award, assumption of an award by the acquiring entity or by substitution of an award on an equitable basis for the shares subject to the award, (2) accelerate vesting of an award, or (3) exchange of an award for the right to participate in an equity or benefit plan of any successor corporation.

Acceleration

The Board may at any time provide that any stock options shall become immediately exercisable in full or in part, that any restricted stock awards shall be free of some or all restrictions, or that any other stock-based awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be, despite the fact that such action may cause application of Section 280G and Section 4999 of the Internal Revenue Code of 1983, as amended (the "Code") or disqualify all or part of an incentive stock option award.

Recapitalization

In the event of certain corporate transactions or changes in corporate capitalization, the Board or the Compensation Committee will make appropriate and proportionate adjustments to the terms of the 2015 Equity Incentive Plan (e.g., the maximum number of shares available and individual limits) and outstanding awards.

Tax Withholding

The issuance of common stock in satisfaction of an award under the 2015 Equity Incentive Plan is conditioned on the participant having made arrangements for the satisfaction of tax withholding obligations, which a participant may satisfy, by making a cash payment or authorizing withholding from the participant's compensation, and subject to prior approval of the Company by (i) causing the Company to withhold shares of common stock from the payment of an award or (ii) by delivering to the Company shares of common stock already held by the participant.

Transferability

Awards granted under the 2015 Equity Incentive Plan generally may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the participant, shall be exercisable only by the participant, except as the Board may otherwise provide.

Amendment/Termination

The Board has broad authority to amend, suspend or terminate the 2015 Equity Incentive Plan, except where shareholder approval is required (i) by the rules of any securities exchange or inter-dealer quotation system on which the Company's common stock is listed or traded or (ii) in order to continue to comply with applicable provisions of the Code and any regulations promulgated thereunder. Amendments may not materially adversely affect participants without the consent of the affected participants.

Certain Federal Income Tax Consequences

The following discussion of the U.S. federal income tax consequences of awards under the 2015 Equity Incentive Plan is based on present federal tax laws and regulations and does not purport to be complete. Foreign, other federal, state and local taxes not described below may also apply.

Incentive Stock Options

If a stock option is an ISO, the employee does not realize income upon grant or exercise of the ISO, and no deduction is available to the company at such times, but the difference between the value of the shares of stock purchased on the exercise date and the exercise price paid is an item of tax preference for purposes of determining the employee's alternative minimum tax. If the shares of stock purchased upon the exercise of an ISO are held by the employee for at least two years from the date of the grant and for at least one year after exercise, any resulting gain is taxed at long-term capital gains rates.

If the shares are disposed of before the expiration of that period, any gain on the disposition, up to the difference between the fair market value of the shares at the time of exercise and the exercise price of the ISO, is taxed at ordinary rates as compensation paid to the employee, and the company is entitled to a deduction for an equivalent amount. Any additional gain recognized from the disposition in excess of the fair market value of the shares at the time of exercise is treated as short- or long-term capital gain depending on how long the shares have been held.

Non-Qualified Stock Options

If a stock option is a NQSO, the participant does not realize income at the time of grant of the NQSO, and no deduction is available to the Company at such time. At the time of exercise, ordinary income is realized by the participant in an amount equal to the difference between the exercise price and the fair market value of the shares of stock on the exercise date, and the Company is entitled to a deduction for such amount. Upon disposition, any appreciation or depreciation of the shares after the date of exercise will be treated as short- or long-term capital gain or loss depending on how long the shares have been held.

Stock Awards

Upon the grant of an award of restricted shares of stock, no income is realized by the participant (unless the participant makes an election under Section 83(b) of the Code), and the company is not allowed a deduction at that time. When the restricted shares vest, the participant realizes ordinary income in an amount equal to the fair market value of the restricted shares at the time of vesting, and, subject to the limitations of Section 162(m) of the Code, the company is entitled to a corresponding deduction at such time. Upon disposition, any appreciation or depreciation of the shares after the time of vesting will be treated as short- or long-term capital gain or loss depending on how long the shares have been held.

If a participant makes a timely election under Section 83(b) of the Code, then the participant recognizes ordinary income in an amount equal to the fair market value of the restricted shares at the time of grant (instead of the time of vesting), and, subject to the limitations of Section 162(m) of the Code, the company is entitled to a corresponding deduction at such time. Upon disposition, any appreciation or depreciation of the shares after the time of grant will be treated as short- or long-term capital gain or loss depending on how long the shares have been held.

Restricted Stock Units

The grant of a restricted stock unit will not result in taxable income to the participant. Provided that the grant sets forth the time and form of payment (as required under Section 409A of the Internal Revenue Code), at the time the restricted stock unit award is paid to the participant in the form of shares of Company stock, the participant will recognize ordinary income equal to the then-current fair market value of the Company stock) and the Company will be entitled to a corresponding tax deduction. Gains and losses realized by the participant upon disposition of any shares received upon payment of a stock-settled restricted stock unit will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of payment.

New Plan Benefits

We cannot determine the benefits or amounts that participants will receive and/or the number of shares of our common stock that will be granted under the 2015 Equity Incentive Plan because the Compensation Committee, in its discretion, will determine the amount and form of grants to eligible participants in any year. As of April 10, 2024, the closing price of a share of our common stock was $43.59.

Historical Plan Benefits

The following table sets forth, for each of the individuals and groups indicated, the total number of shares of our common stock subject to awards that have been granted under the 2015 Equity Incentive Plan since it originally became effective through of April 10, 2024.

Name and Position[1]	Number of shares subject to awards
Linda M. Crawford	1,985
Keith E. Pascal	11,134
Douglas G. Rauch	25,065
Cynthia A. Russo	36,787
Narinder Singh	10,894
James C. Stoffel	25,065
Savneet Singh, Chief Executive Officer and President of the Company and President of ParTech, Inc.	1,425,802
Bryan A. Menar, Chief Financial Officer and Vice President of the Company	110,842
Cathy A, King, Chief Legal Officer and Corporate Secretary	89,352
Michael D. Nelson, President of PAR Government and Rome Research Corporation	6,234
All current executive officers as a group (4 persons)	1,632,230
All current non-employee directors as a group (6 persons)	110,930
All employees, including all current officers who are not executive officers, as a group	2,540,962

――――――――――

(1) No awards have been granted under the 2015 Equity Incentive Plan to any associate of any of our directors (including director nominees) or executive officers, and, except for Savneet Singh, no person received 5% or more of the total awards granted under the 2015 Equity Incentive Plan since its inception.

Equity Compensation Plan Information

The following table summarizes information about our compensation plans under which shares of our common stock are authorized for issuance as of December 31, 2023.

Plan Category	Shares of common stock to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Shares of common stock available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by the Company's shareholders	1,759,858[1]	$13.79	1,968,058[2]
Equity compensation plans not approved by the Company's shareholders	—	—	—
Total[3]	1,759,858	$13.79	1,968,058

_____

(1) Includes 3,250 shares available for issuance under PAR Technology Corporation 2005 Equity Incentive Plan, which expired in December 2015, but outstanding awards remain.

(2) Reflects 330,000 shares available for issuance under the PAR Technology Corporation 2021 Employee Stock Purchase Plan and 1,638,058 shares available for issuance under the 2015 Equity Incentive Plan.

(3) The table does not include 154,792 shares issuable upon exercise of outstanding options that were assumed by the Company in connection with the acquisition of Punchh Inc. in April 2021 (which have a weighted-average exercise price of $9.32).

Effectiveness and Vote Required

The Plan Amendment, which amends and restates the 2015 Equity Incentive Plan as set forth in Appendix B, will become effective upon shareholder approval of the Plan Amendment. If our shareholders do not approve the Amendment, the 2015 Equity Incentive Plan will remain unchanged, and the number of shares authorized for issuance under the 2015 Equity Incentive Plan will not be increased.

The Plan Amendment will be approved if the votes cast for the Plan Amendment exceed the votes cast against the Plan Amendment.

⊘	**The Board of Directors unanimously recommends a vote FOR the approval of the Plan Amendment to increase the number of shares authorized for issuance under the 2015 Equity Incentive Plan.**

PROPOSAL 4 — NON-BINDING, ADVISORY VOTE TO APPROVE
THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

The Board and our Compensation Committee are committed to strong corporate governance practices and to executive compensation programs that align the interests of our executives with those of our shareholders. We believe our compensation programs have been structured to align the interests of our executives with those of our shareholders, by balancing near-term results with long-term success, and to enable us to attract, retain, and reward our executive officers for delivering shareholder value. The compensation paid to our NEOs in 2023 is disclosed in the narrative discussion and compensation tables described in detail under the heading ''Compensation Discussion and Analysis'' of this proxy statement.

Vote Required

This proposal will be approved if a majority of the votes cast vote ''For'' this proposal. As an advisory vote in accordance with Section 14A of the Exchange Act, this proposal is not binding on the Company, the Board, or the Compensation Committee and failure to approve this proposal will have no effect. However, the Board and the Compensation Committee value the opinions expressed by our shareholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding our NEOs.

⊘	**The Board of Directors unanimously recommends a vote FOR the following resolution:**

RESOLVED, that the compensation paid to the Company's named executive officers as disclosed in this proxy statement pursuant to SEC rules, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby approved.

The next non-binding, advisory vote regarding the compensation paid to our NEOs will be held at the 2025 annual meeting of shareholders.

PROPOSAL 5 – RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR ITS FISCAL YEAR ENDING DECEMBER 31, 2024

We are requesting your vote to ratify the Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2024. Deloitte & Touche LLP served as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2023.

Vote Required

Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024 requires the affirmative vote of a majority of votes cast on this proposal. Ratification of the selection of Deloitte & Touche LLP by shareholders is not required by the Bylaws or otherwise and will have no effect if not approved. However, as a matter of policy, such selection is being submitted to the shareholders for ratification at the Annual Meeting because the Board considers a proposal for shareholders to ratify the appointment to be an opportunity for shareholders to provide direct feedback to the Audit Committee on an important aspect of corporate governance and good corporate practice. If the appointment is not ratified, the Audit Committee will consider whether it should select another independent registered public accounting firm.

⊘	**The Board of Directors unanimously recommends a vote FOR the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.**

Principal Accounting Fees and Services

The following table shows the fees billed for audit and other services provided by Deloitte & Touche LLP for the fiscal year ended December 31, 2023 and December 31, 2022.

	Fiscal Year Ended	
Type of Fees	**2023**	**2022**
Audit Fees[1]	$1,079,215	$1,207,155
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total:	$1,079,215	$1,207,155

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(1) Audit Fees are fees for professional services provided in connection with the audit of the Company's financial statements and review of the Company's interim financial statements included in quarterly reports and services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements. Fiscal year ended December 31, 2022, includes fees related to consents issued for certain registration statements.

All auditing services and permitted non-audit services, including the fees and terms thereof, performed by Deloitte & Touche LLP are pre-approved by the Audit Committee.

One or more representatives of Deloitte & Touche LLP are expected to attend the Annual Meeting, where they will have the opportunity to make a statement, if they so desire, and be available to answer appropriate questions.

2025 ANNUAL MEETING

Shareholder proposals.

For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the Corporate Secretary must receive the written proposal at our principal executive offices not later than December 24, 2024. Such proposals also must comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in Company-sponsored proxy materials.

For a shareholder proposal that is not intended to be included in our proxy statement for next year's annual meeting under Rule 14a-8, the shareholder must provide the information required by our Bylaws and give timely notice to the Corporate Secretary in accordance with our Bylaws, which, in general, require that the notice be received by the Corporate Secretary not more than 90 days nor less than 60 days before next year's annual meeting. However, in the event the Company provides less than 70 days' notice or prior public disclosure of the date of next year's annual meeting, a shareholder's proposal must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed or public disclosure was made.

Proposals should be addressed to our Corporate Secretary at PAR Technology Corporation, 8383 Seneca Turnpike, New Hartford, New York 13413-4991.

Director nominations and deadlines.

Our Bylaws permit shareholders to nominate directors for consideration at an annual meeting. To nominate a director for consideration at an annual meeting, a nominating shareholder must provide the information required by our Bylaws and give timely notice of the nomination to the Corporate Secretary in accordance with our Bylaws. To nominate a director for consideration at next year's annual meeting (but not for inclusion in our annual proxy statement), the nomination must be received by the Corporate Secretary not more than 90 days nor less than 60 days before next year's annual meeting. However, in the event the Company provides less than 70 days' notice or prior public disclosure of the date of next year's annual meeting, a shareholder's nomination must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed or public disclosure was made.

In addition, to comply with SEC regulations under Rule 14a-19, the SEC's universal proxy rule, if a shareholder intends to solicit proxies in support of director nominees submitted under our Bylaws for next year's annual meeting, then we must receive proper written notice that sets forth all the information required by Rule 14a-19 by April 4, 2025 (or, if next year's annual meeting is called for a date that is more than 30 days before or more than 30 days after the first anniversary of this year's annual meeting, then notice must be provided not later than the close of business on the later of the 60th day prior to the date of next year's annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company). The notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under our Bylaws as described above.

Director nominations and notices under Rule 14a-19 should be addressed to our Corporate Secretary, PAR Technology Corporation, 8383 Seneca Turnpike, New Hartford, New York 13413-4991.

By Order of the Board of Directors,



Cathy A. King
Corporate Secretary
April 23, 2024

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including financial statements thereto but not including exhibits, is available without charge upon written request to: PAR Technology Corporation, Attn: Investor Relations, 8383 Seneca Turnpike, New Hartford, New York 13413.

Appendix A

**CERTIFICATE OF AMENDMENT
OF THE
RESTATED CERTIFICATE OF INCORPORATION
OF
PAR TECHNOLOGY CORPORATION**

Pursuant to Section 242
of the General Corporation Law of the State of Delaware

PAR Technology Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

FIRST: The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Section 1 of the Article Fourth thereof in its entirety and inserting the following in lieu thereof:

"FOURTH

1.   The total number of shares of capital stock which the Corporation shall have the authority to issue is one hundred seventeen million (117,000,000) shares of stock, par value $0.02 per share, consisting of one hundred sixteen million (116,000,000) shares of Common Stock, and one million (1,000,000) shares of Preferred Stock."

SECOND: The foregoing amendment to the Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Restated Certificate of Incorporation on this   day of   , 2024.

PAR TECHNOLOGY CORPORATION

_____

Savneet Singh, Chief Executive Officer and President

Appendix B

AMENDED AND RESTATED
PAR TECHNOLOGY CORPORATION
2015 EQUITY INCENTIVE PLAN

1. Purpose and Eligibility. The purpose of this Amended and Restated 2015 Equity Incentive Plan (the "**Plan**") of PAR Technology Corporation, a Delaware corporation (the **"Company"**) is to provide stock options, stock issuances and other equity interests in the Company (each, an **"Award"**) to employees, officers, directors, consultants and advisors of the Company and its Subsidiaries. Any person to whom an Award has been granted under the Plan is called a "**Participant**". Except where the context otherwise requires, the term "**Company**" shall include any of the Company's present or future Subsidiary. Additional definitions are contained in Section 10.

2. Administration.

a. Administration by Board of Directors. The Plan will be administered by the Board of Directors of the Company (the "**Board**"). The Board, in its sole discretion, shall have the authority to grant and amend Awards. The Board shall have authority, subject to the express limitations of the Plan, (i) to construe and determine the respective Award Agreements (defined below), Awards and the Plan, (ii) to prescribe, amend and rescind rules and regulations relating to the Plan and any Awards, (iii) to determine the terms and conditions of the Awards, and (iv) to make all other determinations or certifications and take such other actions that, in the judgment of the Board, are necessary or desirable for the administration and interpretation of the Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award Agreement in the manner and to the extent it shall deem expedient to carry-out the Plan or to effectuate any Award and it shall be the sole and final judge of such expediency. All decisions by the Board shall be final and binding on all interested persons. A Participant or other holder of an Award may contest a decision or action by the Board or other person exercising authority under the Plan only on the grounds that such decision or action was arbitrary or capricious or was unlawful, and any review of such decision or action shall be limited to determining whether the Board's or such other person's decision or action was arbitrary or capricious or was unlawful.

b. Appointment of Committee. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to the Compensation Committee of the Board (the "**Committee**"). All references in the Plan to the "Board" shall include the Committee to the extent that some or all of such powers have been delegated to the Committee.

c. Delegation to Executive Officers. To the extent permitted by applicable law, the Board or Committee may delegate to one or more executive officers of the Company the power to grant Awards and exercise such other powers under the Plan as the Board or Committee may determine, provided that the Board or Committee shall fix the maximum number of Awards to be granted and the maximum number of shares of Common Stock issuable to any one Participant pursuant to Awards granted by such executive officers, and shall provide that no authorized executive officer may designate himself or herself or any Reporting Person (as defined below) as a recipient of any Award. Any actions taken by any executive officer of the Company pursuant to such delegation of authority shall be deemed to have been taken by the Board or the Committee, as applicable.

d. Applicability of Section Rule 16b-3. The Plan shall be administered in a manner consistent with Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), or any successor rules ("**Rule 16b-3**"), such that all Awards to Reporting Persons shall be exempt under such rule. Those provisions of the Plan that make express reference to Rule 16b-3 or are required in order for certain transactions to qualify for exemption under Rule 16b-3 shall apply only to such persons as are required to file reports under Section 16(a) of the Exchange Act (a "**Reporting Person**").

e. Applicability of Section 162 (m). Any provisions in the Plan to the contrary notwithstanding, whenever the Board is authorized to exercise its discretion in the administration or amendment of the Plan or any Award hereunder or otherwise, the Board may not exercise such discretion in a manner that would cause any outstanding Award that would otherwise qualify as performance-based compensation under Section 162(m) of the Code to fail to so qualify under Section 162(m).

3. Stock Available for Awards.

a .Number of Shares. Subject to adjustment under Section 3(d), the aggregate number of shares of Common Stock that may be issued under the Plan is 4,450,000[1]; 100% of such shares of Common Stock may be issued as Incentive Stock Options. If any Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. Shares to be delivered under the Plan may consist, in whole or in part, of authorized but unissued Common Stock or treasury stock.

b. Per-Participant Limit. Subject to adjustment under Section 3(d), no Participant may be granted Awards during any one fiscal year to purchase more than the number of shares of Common Stock that are authorized for issuance under the Plan.

c. Outside Director Awards. The aggregate dollar value of Awards (based on the grant date Fair Market Value of any such Awards) granted under the Plan during any calendar year to any non-employee director of the Board (each an ''**Outside Director**'') shall not exceed $200,000; provided, however, that in the calendar year in which an Outside Director first joins the Board or is first designated as an Outside Director, the aggregate dollar value of Awards granted to the Outside Director may be up to 200% of the foregoing limit.

d. Adjustment to Stock . Subject to Section 7, in the event of a Capitalization Adjustment, the Board or Committee will appropriately and proportionately adjust (i) the number and class(es) of Stock available for Awards under the Plan and the per- Participant share limit; (ii) the class(es) and maximum number of shares of Stock that may be issued pursuant to the exercise of Incentive Stock Options; and (iii) the class(es) and number of shares of Stock or other property and value (including the price per share of Stock) subject to outstanding Awards. The Board or Committee will make such adjustments, and its determination will be final, binding and conclusive.

e. Substitute Awards. To the maximum extent permitted by applicable law and any securities exchange or NYSE rule, Awards granted or Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines (''**Substitute Awards**'') shall not be charged against the limitation provided for in Section 3(a). The terms and conditions of the Substitute Awards may vary from the terms and conditions set forth in the Plan to the extent the Board or Committee may deem appropriate to conform, in whole or in part, to the provisions of the awards being assumed, substituted or exchanged. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by the acquired company's stockholders and not adopted in contemplation of such acquisition or combination, such shares (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of the same class of shares of the company party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Stock authorized for issuance under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were employees of such acquired or combined company before such acquisition or combination or to any employee who first commences employment with the Company or any Subsidiary after such acquisition or combination.

4. Stock Options.

a. General. The Board or Committee may grant options to purchase shares of Common Stock (each, an ''**Option**'') and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option and the shares of Common Stock issued upon the exercise of each Option, including, but not limited to, vesting provisions, and restrictions relating to applicable federal or state securities laws. Each Option will be evidenced by a Stock Option Agreement (a ''**Stock Option Agreement**'').

b. Incentive Stock Options. An Option that the Board or Committee intends to be an incentive stock option (an ''**Incentive Stock Option**'') as defined in Section 422 of the Code (''**Section 422**'') shall be granted only to

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[1] This amount will be increased to 6,350,000 if Proposal No. 3 is approved.

an employee of the Company or a Subsidiary and shall be subject to and shall be construed consistently with the requirements of Section 422 and regulations thereunder. Neither the Board, Committee nor the Company shall have any liability if an Option or any part thereof that is intended to be an Incentive Stock Option does not qualify as such. An Option or any part thereof that does not qualify as an Incentive Stock Option is referred to herein as a "**Nonstatutory Stock Option**" or "**Non-Qualified Stock Option**".

c.   Dollar Limitation. For so long as the Code shall so provide, Options granted to any employee under the Plan (and any other incentive stock option plans of the Company) which are intended to qualify as Incentive Stock Options shall not qualify as Incentive Stock Options to the extent that such Options, in the aggregate, become exercisable for the first time in any one calendar year for shares of Common Stock with an aggregate Fair Market Value (determined as of the respective date or dates of grant) of more than $100,000. The amount of Incentive Stock Options which exceed such $100,000 limitation shall be deemed to be Non-Qualified Stock Options. For the purpose of this limitation, unless otherwise required by the Code or determined by the Board or Committee, Options shall be taken into account in the order granted, and the Board or Committee may designate that portion of any Incentive Stock Option that shall be treated as a Non-Qualified Stock Option in the event that the provisions of this paragraph apply to a portion of any Option. The designation described in the preceding sentence may be made at such time as the Board or Committee considers appropriate, including after the issuance of the Option or at the time of its exercise.

d.   Exercise Price. The Board or Committee shall establish the exercise price (or determine the method by which the exercise price shall be determined) at the time each Option is granted and specify the exercise price in the applicable Stock Option Agreement, provided, however, in no event may the per share exercise price be less than the Fair Market Value (as defined below) of the Common Stock on the date of grant. In the case of an Incentive Stock Option granted to a Participant who, on the date of grant, owns Common Stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company, the exercise price shall be not less than 110% of the Fair Market Value of the Common Stock on the date of grant.

e.   Duration of Options. Each Option shall be exercisable at such times and subject to such terms and conditions as the Board or Committee may specify in the applicable Stock Option Agreement, but no Option will be exercisable more than ten (10) years from the date of grant; provided, in the case of an Incentive Stock Option granted to a Participant who, on the date of grant, owns Common Stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company, the term of the Option shall be no longer than five (5) years from the date of grant.

f.   Exercise of Option. Options may be exercised only by delivery to the Company of a written notice of exercise signed by the proper person together with payment in full as specified in Section 4(g) and the Stock Option Agreement for the number of shares of Common Stock for which the Option is exercised.

g.   Payment Upon Exercise. Common Stock purchased upon the exercise of an Option shall be paid for by one or any combination of the following forms of payment as permitted by the Board or Committee in its sole and absolute discretion:

i.   by cash or check payable to the order of the Company;

ii.   only if the Common Stock is then publicly traded, by delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price, or delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price;

iii.   by the delivery of shares of Common Stock owned by the Participant having a Fair Market Value on the date of exercise equal to the exercise price;

iv.   by the surrender of shares of Common Stock issuable upon the exercise of the Option having a Fair Market Value on the date of exercise equal to the exercise price; or

v.   payment of such other lawful consideration as the Board may determine.

The Board or Committee shall determine in its sole and absolute discretion and subject to the securities laws and the Company's insider trading policy whether to accept consideration other than cash.

h.   Determination of Fair Market Value. For purposes of the Plan, "**Fair Market Value**" will be determined as follows: (i) if the Common Stock trades on a national securities exchange, the closing sale price (for the primary trading session) for a share of Common Stock on the date of grant; or (ii) if the Company Stock does not trade on any such exchange, the average of the closing bid and asked prices for a share of Common Stock on the date of grant as reported by an over-the-counter marketplace designated by the Board; or (iii) if the Common Stock is not publicly traded, the Board will determine the Fair Market Value of a share of Common Stock for purposes of the Plan using any measure of value it determines to be appropriate (including, as it considers appropriate, relying on appraisals). For any date that is not a trading day, the Fair Market Value of a share of Common Stock for such date will be determined by using the closing sale price or average of the bid and asked prices, as applicable, for the immediately preceding trading day and with the timing formulas specified in clauses (i) and (ii) above adjusted accordingly. The Board has sole discretion to determine the Fair Market Value of a share of Common Stock for purposes of the Plan, and all Awards are conditioned on the Participants' agreement that the Board's determination is conclusive and binding even though others might make a different determination.

i.   No Repricing of Options or Stock Appreciation Rights ("**SAR**"). Unless otherwise approved by the Company's stockholders, the Board or the Committee may not "reprice" any Option or SAR. For purposes of this Section 4(i) , "reprice" means any of the following or any other action that has the same effect: (i) amending an Option or SAR to reduce its exercise price or base price, (ii) canceling an Option or SAR at a time when its exercise price or base price exceeds the Fair Market Value of a share of Common Stock in exchange for cash or an Option, SAR, or other equity award or (iii) taking any other action that is treated as a repricing under GAAP, provided that nothing in this Section 4(i) shall prevent the Board or the Committee from making adjustments pursuant to Section 3(d).

5.   Restricted Stock.

a.   Grants. The Board or Committee may grant Awards entitling recipients to acquire shares of Common Stock subject to such terms and conditions as shall be established by the Board or Committee consistent with the Plan (each, a "Restricted Stock Award"). Each Restricted Stock Award will be evidenced by a Restricted Stock Award Agreement (a "**Restricted Stock Award Agreement**").

b.   Terms and Conditions; Stock Certificates. The Board or Committee shall determine the terms and conditions of any Restricted Stock Award. Any stock certificates issued in respect of shares of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Board or Committee, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). After the expiration of the applicable restrictions, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or, if the Participant has died, to his or her Designated Beneficiary. "**Designated Beneficiary**" means (i) the beneficiary designated, in a manner determined by the Board or Committee, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant's death or (ii) in the absence of an effective designation by a Participant, the Participant's estate.

6.   Other Stock-Based Awards. The Board or Committee shall have the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board or Committee may determine, including, without limitation, the grant of shares based upon certain conditions, the grant of securities convertible into Common Stock and the grant of SARs, phantom stock awards or stock units; provided, however, that any such grant that would be subject to Section 409A of the Code, shall in all respects be compliant with Section 409A.

7.   General Provisions Applicable to Awards.

a.   Transferability of Awards. Except as the Board or Committee may otherwise determine or provide in an Award or Award Agreement, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution; and, during the life of the Participant, shall only be exercisable by the Participant; provided, however, except as the Board or Committee may otherwise determine or provide in an Award or Award Agreement, Non-Statutory Options and Restricted Stock Awards may be transferred during the Participant's lifetime pursuant to a domestic relations order (as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder) or to a grantor-retained annuity trust or a similar estate-planning vehicle in which the trust is bound by all provisions of the Award Agreement, which are applicable to the Participant. References to a Participant, to the extent relevant in the context, shall include references to transferees authorized by this paragraph.

b. <u>Documentation</u>. Each Award under the Plan shall be evidenced by a written instrument in such form as the Board shall determine or as executed by a duly authorized officer of the Company pursuant to authority delegated by the Board or Committee (including a Stock Option Agreement and Restricted Stock Award Agreement, an "**Award Agreement**"). Each Award may contain terms and conditions in addition to those set forth in the Plan, provided that such terms and conditions do not contravene the provisions of the Plan or applicable law.

c. <u>Discretion</u>. The terms of each type of Award need not be identical, and the Board or Committee need not treat Participants uniformly.

d. <u>Change of Control of the Company</u>. Unless otherwise expressly provided in the applicable Award or Award Agreement, in connection with the occurrence of a Change in Control (as defined below), the Board or Committee shall, in its sole discretion, as to any outstanding Award (including any portion thereof; on the same basis or on different bases, as the Board or Committee shall specify), take one or any combination of the following actions:

(i)   make appropriate provision for the continuation of the Award by the Company or the assumption of the Award by the surviving or acquiring entity and by substituting on an equitable basis for the shares of Common Stock then subject to the Award either (x) the consideration payable with respect to the outstanding shares of Common Stock in connection with the Change of Control, (y) shares of stock of the surviving or acquiring corporation or (z) such other securities as the Board or Committee deems appropriate, the Fair Market Value of which (as determined by the Board in its sole discretion) shall not materially differ from the Fair Market Value of the shares of Common Stock subject to the Award immediately preceding the Change of Control;

(ii)   accelerate the date of exercise or vesting of the Award; or

(iii)   permit the exchange of the Award for the right to participate in any stock option or other employee benefit plan of any successor corporation.

For the purpose of this Agreement, a "**Change of Control**" shall mean:

(i)   The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the then outstanding shares of voting stock of the Company (the "**Outstanding Voting Stock**"); provided, however, that any acquisition by the Company or its Subsidiaries, or any employee benefit plan (or related trust) of the Company or its Subsidiaries of 50% or more of Outstanding Voting Stock shall not constitute a Change in Control; and provided, further, that any acquisition by a corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of common stock of such corporation, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Voting Stock immediately prior to such acquisition in substantially the same proportion as their ownership immediately prior to such acquisition, of the Outstanding Voting Stock, shall not constitute a Change in Control; or

(ii)   Individuals who, as of the Effective Date, constitute the Board (the "**Incumbent Directors**") cease for any reason to constitute a majority of the members of the Board; provided that any individual who becomes a director after the Effective Date whose election or nomination for election by the Company's stockholders was approved by a majority of the members of the Incumbent Directors (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened "election contest" relating to the election of the Directors of the Company (as such terms are used in Rule 14a-11 under the Exchange Act), "tender offer" (as such term is used in Section 14(d) of the Exchange Act) or a proposed Merger (as defined below) shall be deemed to be members of the Incumbent Directors; or

(iii)   The consummation of (A) a reorganization, merger or consolidation (any of the foregoing, a "**Merger**"), in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Voting Stock immediately prior to such Merger do not, following such

Merger, beneficially own, directly or indirectly, more than 50% of the then outstanding shares of common stock of the corporation resulting from Merger in substantially the same proportion as their ownership immediately prior to such Merger, (B) a complete liquidation or dissolution of the Company or (C) the sale or other disposition of all or substantially all of the assets of the Company, excluding a sale or other disposition of assets to a Subsidiary.

e. Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Board or Committee shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Board or Committee in its sole discretion may provide for a Participant to have the right to exercise his or her Award until fifteen (15) days (or such other time determined by the Board) prior to such transaction as to all of the shares of Common Stock covered by the Option or Award, including shares as to which the Option or Award would not otherwise be exercisable, which exercise may in the sole discretion of the Board, be made subject to and conditioned upon the consummation of such proposed transaction. In addition, the Board may provide that any Company repurchase option applicable to any shares of Common Stock purchased upon exercise of an Option or Award shall lapse as to all such shares of Common Stock, provided the proposed dissolution and liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or settled or shares of Common Stock have not previously been issued, an Award will terminate upon the consummation of such proposed action.

f. Parachute Payments and Parachute Awards. Notwithstanding any other provision of the Plan (including Section 7(d)) or the terms of any Award Agreement, if, in connection with a Change of Control described therein, a tax under Section 4999 of the Code would be imposed on the Participant (after taking into account the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5) of the Code, if applicable), then the number of Awards which shall become exercisable, realizable or vested as provided in the Award Agreement and other provisions of the Plan without regard to this Section 7(f) (the "**Parachute Awards**") shall be reduced (or delayed), to the minimum extent necessary, so that no such tax would be imposed on the Participant; provided, however, that if the after-tax value of the Parachute Awards (including taking into consideration any tax under Section 4999 of the Code) would exceed the after-tax value of the Parachute Awards after taking into consideration such potential reduction or delay, then the Awards shall become immediately exercisable, realizable and vested in accordance with the terms of the Plan and the applicable Award Agreements without regard to the provisions of this sentence. All determinations required to be made under this Section 7(f) shall be made by the Company or a tax attorney or accountant selected by the Company.

g. Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

h. Acceleration. The Board may at any time provide that any Options shall become immediately exercisable in full or in part, that any Restricted Stock Awards shall be free of some or all restrictions, or that any other stock-based Awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be, despite the fact that the foregoing actions may (i) cause the application of Sections 280G and 4999 of the Code if a Change in Control of the Company occurs, or (ii) disqualify all or part of the Option as an Incentive Stock Option.

i. Clawback, Recovery and Recoupment. All Awards shall be subject to clawback, recovery or recoupment in accordance with any compensation clawback, recovery or recoupment policy adopted by the Board or otherwise required by applicable law, government regulation or stock exchange listing requirement and, in addition to any other remedies available under such policy and applicable law, government regulation or stock exchange listing requirement, may require the forfeiture and cancelation of outstanding Awards and the recoupment of any gains realized with respect to any Awards. The Board may impose any such clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate.

8. <u>Withholding</u>. The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of shares of Common Stock covered by an Award. The Company shall have the right to deduct or withhold from payments of any kind otherwise due to the Participant any federal, state, local or other income and employment taxes of any kind required by law to be withheld with respect to any shares of Common Stock covered by an Award. Subject to the prior approval of the Company, including without limitation, its determination that such withholding complies with applicable tax and securities laws, which may be withheld by the Company in its sole discretion, the Participant may elect to satisfy the tax obligations, in whole or in part, (a) by causing the Company to withhold or retain shares of Common Stock from the Award creating the tax obligation or (b) by delivering to the Company shares of Common Stock already owned by the Participant; provided that the shares withheld, retained or delivered shall be valued at their Fair Market Value as shall be determined by the Company as of the date the amount of tax obligation is determined. A Participant who has made an election pursuant to this Section may only satisfy his or her tax obligation with shares of Common Stock which are not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements. The delivery of shares of Common Stock may be delayed by the Company until the Participant has made arrangements for the satisfaction of such tax withholding obligations to the satisfaction of the Company.

9. <u>Treatment of Award if Engagement or Employment Terminated for Cause</u>. If the employment or engagement of any Participant is terminated "for Cause", the Award may terminate, upon a determination of the Board or Company, on the date of such termination and the Award shall thereupon be forfeited. For purposes of the Plan, "for Cause" shall be defined as follows: (a) if the Participant has executed an employment agreement, the definition of "Cause" contained therein, if any, shall govern, or otherwise (b) conduct, as determined by the Board or Committee, involving one or more of the following: (i) gross misconduct; (ii) the commission of an act of embezzlement, fraud or theft, which results in economic loss, damage or injury to the Company; (iii) the unauthorized use or disclosure of any trade secret or confidential information of the Company (or of any client, customer, supplier or other third party who has a business relationship with the Company) or the violation of any non-competition, non-disparagement or non-solicitation covenant or assignment of inventions obligation with the Company; (iv) the commission of an act which constitutes unfair competition with the Company or which induces any customer or prospective customer of the Company to breach a contract with the Company or to decline to do business with the Company; (v) the indictment of the Participant for a felony or serious misdemeanor offense, either in connection with the performance of his or her obligations to the Company or which shall adversely affect the Participant's ability to perform such obligations; (vi) the commission of an act of fraud or breach of fiduciary duty which results in loss, damage or injury to the Company; (vii) the failure of the Participant to perform in a material respect his or her employment, consulting or advisory obligations without proper cause; or (viii) intentional violation of securities laws or the Company's Insider Trading Policy. In the event of a conflict between "for Cause" as defined the Plan and any other agreement to which the Participant is otherwise subject, the terms that are enforceable and most protective of the Company shall govern. In making such determination, the Board or Committee shall act reasonably and fairly. The Board or Committee may in its discretion waive or modify the provisions of this Section with respect to any individual Participant with regard to the facts and circumstances of any particular situation involving a determination under this Section.

10. <u>Miscellaneous.</u>

a. <u>Definitions.</u>

(i) "**Capitalization Adjustment**" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, B-7 change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(ii) "**Code**" means the Internal Revenue Code of 1986, as amended, and any regulations thereunder.

(iii) "**Common Stock**" means the common stock of the Company.

(iv)   "**Subsidiary**" has the meaning in Section 424(f) of the Code, provided, however, for purposes of Awards other than Incentive Stock Options, "Subsidiary" shall also include any other business venture in which the Company has a direct or indirect significant interest that allow it to be treated as a subsidiary for purposes of Rule 405 promulgated under the Securities Act of 1933, as amended.

b.   <u>No Right to Employment or Other Status</u>. No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant at any time, with or without "for Cause", with or without advance notice, and for any reason or no reason, free from any liability or claim under the Plan.

c.   <u>No Rights as Stockholder</u>. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be issued with respect to an Award until becoming the record holder of such shares. In accepting an Award under the Plan, a Participant agrees to be bound by any clawback policy the Company has in effect or may adopt in the future.

d.   <u>Effective Date and Term of Plan</u>. The Plan shall become effective on the date on which it is approved by the stockholders in 2019 (the "**Effective Date**"). No Awards shall be granted under the Plan after the completion of ten (10) years from the Effective Date, but Awards previously granted may extend beyond that date.

e.   <u>Amendment of Plan</u>. Subject to the limitations set forth in this Section 10(e), the Board or Committee may amend, suspend or terminate the Plan or any portion thereof at any time; provided, however, that no amendment for which shareholder approval is required either (i) by any securities exchange or inter-dealer quotation system on which the Common Stock is listed or traded or (ii) in order for the Plan and Awards to continue to comply with applicable provisions of the Code, shall be effective unless such amendment shall be approved by the requisite vote of the shareholders of the Company entitled to vote thereon. Any such amendment shall, to the extent deemed necessary or advisable by the Board or the Committee, be applicable to any outstanding Awards theretofore granted under the Plan, notwithstanding any contrary provisions contained in any Award Agreement. In the event of any such amendment to the Plan, the holder of any Award outstanding under the Plan shall, upon request of the Board or the Committee and as a condition to the exercisability thereof, execute a conforming amendment in the form prescribed by the Board or the Committee to any Award Agreement relating thereto. Notwithstanding anything contained in the Plan to the contrary, unless required by law, no action contemplated or permitted by this Section 10(e) shall materially adversely affect any rights of Participants or obligations of the Company to Participants with respect to any Award theretofore granted under the Plan without the consent of the affected Participant.

f. <u>Governing Law</u>. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the state of incorporation of the Company, Delaware, without regard to any applicable conflicts of law.

Approvals:
Adopted by the Board of Directors on: April 16, 2019
Approved by the Company's stockholders on: June 10, 2019, as amended June 4, 2020 and June 3, 2022.